Bank Austria
Creditanstalt

07024254

Member of UniCredit Group

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

SEC MAIL PROCESSING
RECEIVED
MAY 0 6 2007
WASH. D.C. 200 SECTION

Vienna, May 2007

Attn: Office of International Corporation Finance

SUPPL

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Ursula Künstler
Investor Relations

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Micahel Bauer ☎ +43 (0) 50505 58809

Vienna, 4 May 2007

BA-CA: Annual General Meeting approves squeeze-out

Proposal for a dividend of EUR 4 per share for 2006 accepted

At the Annual General Meeting of Bank Austria Creditanstalt (BA-CA), the squeeze-out of minority shareholders against a cash compensation of EUR 129.4 was approved yesterday evening with a majority of 98.6 per cent of the voting rights (under the new Austrian Squeeze-out Act). This is significantly above the 90 per cent level required under Austrian law. The announced proposal for a dividend of EUR 4 for 2006 was accepted (2005: EUR 2.50).

Details of the decisions can be downloaded shortly on BA-CA's website at http://ir.ba-ca.com

Ad hoc announcement pursuant to § 48d (1) BörseG

02.05.2007

Bank Austria Creditanstalt's first quarter results 2007

....

Date of entry: 02 May 2007

Results for the first three months of 2007:

As the figures for the first quarter of 2007 are already available, BA-CA is publishing its results earlier than planned, for the Annual General Meeting scheduled for 3 May.

New CEE subsidiaries are driving Bank Austria Creditanstalt's growth as expected
- The new subsidiaries in Central and Eastern Europe boost BA-CA's overall profits by 74 per cent to EUR 535 million
- BA-CA reduces cost/income ratio from 57.3 per cent to 52.5 per cent
- Proposed dividend to rise from EUR 2.50 to EUR 4 per share

The integration of the new subsidiaries in Central and Eastern Europe has given a strong impetus to the growth of Bank Austria Creditanstalt (BA-CA). In the first three months of 2007, consolidated profit rose by 73.8 % to EUR 535 million (Q1 2006: EUR 308 million). As announced, the transfer to BA-CA of direct and indirect shareholdings in ten banks of UniCredit and HVB in Central and Eastern Europe (CEE) took place in the first quarter of 2007; these included among others Yapi Kredi in Turkey, IMB in Russia, Zagrebacka banka in Croatia and Bulbank in Bulgaria. The CEE region now accounts for almost 50 % of BA-CA's profits. Return on equity after tax amounts to 16.9 % (Q1 2006: 17.9 %). The cost/income ratio declined to 52.5 % (Q1 2006: 57.3 %).

At the Annual General Meeting on 3 May 2007 the Management Board of Bank Austria Creditanstalt will propose raising the dividend from EUR 2.50 to EUR 4 per share in line with the bank's excellent results.

in EUR m	Q1/07	Q1/06	change	Q1/06 pro forma*	change
Net interest income	890	633	40.6%	768	16.0%
Net fee and comm. Inc.	517	416	24.2%	425	21.6%
Net trading income	161	166	-3.1%	183	-12.3%
Net other op. inc./exp	49	5	>100%	18	>100%
TOTAL REVENUES	1,618	1,220	32.5%	1,394	16.0%
OPERATING EXPENSES	-849	-699	21.5%	-801	6.0%
OPERATING PROFIT	769	522	47.3%	593	29.6%
Provisions for risks and charges reserves	-18	-2	>100%	-8	>100%
Goodwill impairment	0	0		0	
Net writedowns of loans	-117	-108	8.4%	-114	3.1%
Net income from inv.	58	10	>100%	13	>100%
Integration costs	-3	0		0	
Profit before tax	688	421	63.4%	483	42.4%
Consolidated profit	535	308	73.8%	350	52.7%

*excluding Bank BPH and HVB Splitska banka; including transferred CEE subsidiaries from UniCredit and HVB.

	Q1/07	Q1/06
ROE before taxes	20.7%	22.3%
ROE after taxes	16.9%	17.9%
Cost/income ratio	52.5%	57.3%

Risk/earnings ratio	13.2%	17.1%
Earnings per share (EUR)	2.65	2.09

in EUR bn	31.03.07	31.12.06	change
Total assets	191.2	154.3	24.0%
Equity (without minority interests)	13.4	9.9	35.2%
Tier1 capital ratio	10.80%	11.62%	

Enquiries:
Michael Bauer
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58809
e-mail: michael.bauer@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Vordere Zollamtsstraße 13, 1030 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:
ISIN: AT0000995006

Listed:
Vienna, prime market
Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
xs 0211008544	Luxembourg
xs 0206399627	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 2 May 2007

Results for the first three months of 2007[1]:

New CEE subsidiaries are driving Bank Austria Creditanstalt's growth as expected

- **The new subsidiaries in Central and Eastern Europe make a substantial contribution to boosting BA-CA's overall profits by 74 per cent to EUR 535 million**
- **BA-CA reduces cost/income ratio from 57.3 per cent to 52.5 per cent**
- **BA-CA with enlarged perimeter in CEE: 700 new branches**

The integration of the new subsidiaries in Central and Eastern Europe has given a strong impetus to the growth of Bank Austria Creditanstalt (BA-CA). In the first three months of 2007, consolidated profit rose by 73.8 per cent to EUR 535 million (Q1 2006: EUR 308 million). As announced, the transfer to BA-CA of direct and indirect shareholdings in ten banks of UniCredit and HVB in Central and Eastern Europe (CEE) took place in the first quarter of 2007; these included Yapi Kredi in Turkey, IMB in Russia, Zagrebačka banka in Croatia and Bulbank in Bulgaria. The CEE region now accounts for almost 50 per cent of BA-CA's profits. Return on equity after tax was 16.9 per cent (Q1 2006: 17.9 per cent). The cost/income ratio declined to 52.5 per cent (2006: 57.3 per cent).

BA-CA's CEO Erich Hampel: "We are moving in the right direction. As expected, the new subsidiaries in Central and Eastern Europe are having a positive effect on our performance. And we have made visible progress in Austrian retail operations."

Items in the income statement

In the first quarter of 2007, net interest income rose by 40.6 per cent to EUR 890 million (Q1 2006: EUR 633 million). Net fee and commission income also developed very favourably, rising by 24.2 per cent to EUR 517 million compared with the same period of the previous year (Q1

[1] As the figures for the first quarter of 2007 are already available, BA-CA is publishing its results earlier than planned, for the Annual General Meeting scheduled for 3 May. As a result of the one-off effects in 2006 and the new Group structure in 2007, a comparison of quarterly data is meaningful only to a limited extent. The publication of the Interim Report at 31 March 2007 is planned for 9 May.

2006: EUR 416 million). Net trading income was EUR 161 million, almost matching the high level achieved in the previous year.

Operating expenses rose by 21.5 per cent to EUR 849 million (Q1 2006: EUR 699 million). Most of this increase resulted from the transfer to BA-CA of the new subsidiaries in Central and Eastern Europe. Thus BA-CA's operating profit reached EUR 769 million, an increase of 47.3 per cent over the previous year's level of EUR 522 million. Despite the inclusion of the new CEE subsidiaries in the consolidated financial statements, net writedowns of loans and provisions for guarantees and commitments rose by only 8.4 per cent to EUR 117 million (Q1 2006: EUR 108 million).

Profit before tax was EUR 688 million, up by 63.4 per cent on the first quarter of the previous year (2006: EUR 421 million). The consolidated profit after tax and minority interests increased by 73.8 per cent to EUR 535 million. Calculated on a pro-forma basis – i.e. excluding Bank BPH and HVB Splitska banka, and including the banking subsidiaries transferred to BA-CA from UniCredit and HVB – consolidated profit (after tax and minority interests) increased by 52.7 per cent, from a level of EUR 350 million (Q1 2006).

This improvement in results yields the following key financial data:

- Return on equity before tax was 20.7 per cent (Q1 2006: 22.3 per cent).
- Return on equity after tax was 16.9 per cent (Q1 2006: 17.9 per cent).
- The cost/income ratio improved to 52.5 per cent (2006: 57.3 per cent).
- The risk/earnings ratio (provisioning charge as a percentage of net interest income) improved from 17.1 per cent to 13.2 per cent.
- The Tier 1 capital ratio is 10.8 per cent (31 December 2006: 11.6 per cent).

Results of BA-CA's Divisions

BA-CA reports its results in five Divisions: Retail, Private Banking & Asset Management, Corporates, Markets & Investment Banking, and Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

In the first quarter of 2007, the **Retail** Division generated a profit before tax of EUR 48 million, thus visibly improving its results. The figure for the same period of the previous year was a loss before tax of EUR 6 million. Return on equity before tax was 18.1 per cent, the cost/income ratio was 72.8 per cent (2006: 87.1 per cent).

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

The **Private Banking & Asset Management** Division recorded a profit before tax of EUR 22 million for the first three months of 2007, an increase of 38.7 per cent over the previous year (2006: EUR 16 million). Return on equity before tax was 37.3 per cent (2006: 38.3 per cent), the cost/income ratio was 51.1 per cent (2006: 60.2 per cent).

The **Corporates** Division increased its profit before tax by 18.1 per cent to EUR 164 million (2006: EUR 139 million). Return on equity before tax was 28.5 per cent (2006: 22.7 per cent). The cost/income ratio came to 36.0 per cent (2006: 38.4 per cent).

The profit before tax generated by the **Markets & Investment Banking** Division rose by 2.7 per cent to EUR 105 million (2006: EUR 102 million). Return on equity before tax reached 97.7 per cent (2006: 170.0 per cent). The cost/income ratio was 36 per cent (2006: 23 per cent).

The **CEE** Division boosted its profit before tax by 70.5 per cent to EUR 305 million (2006: EUR 179 million). Return on equity before tax was 18.5 per cent (2006: 18.1 per cent). The cost/income ratio amounted to 50.8 per cent (2006: 52.1 per cent).

BA-CA's position in Central and Eastern Europe has been further strengthened by the bank's integration in UniCredit Group. The transfer of the CEE banks from UniCredit and HVB to BA-CA has boosted BA-CA's business volume in CEE: total assets have climbed from around EUR 40 billion to about EUR 78 billion. The number of customers served by the bank has risen from around 6 million to about 18 million, the number of employees from some 19,000 to 39,000, and the number of branches from 1,100 to almost 1,800. The CEE Division of UniCredit Group, managed by BA-CA, is responsible for a market of more than 300 million people. BA-CA's perimeter of operations in this region has thus increased threefold.

BA-CA's **Corporate Center** achieved a profit before tax of EUR 45 million (2006: a loss before tax of EUR 8 million).

Balance sheet

The total assets of BA-CA rose by 24 per cent to EUR 191.2 billion (31 December 2006: EUR 154.3 billion) compared to year-end 2006.

On the assets side of the balance sheet, financial assets held for trading increased by 4.9 per cent to EUR 17.5 billion (31 December 2006: EUR 16.7 billion). Loans and receivables with

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

banks rose by 17.7 per cent to EUR 38.2 billion (2006: EUR 32.5 billion). Loans and receivables with customers expanded by 26 per cent to EUR 100.9 billion (2006: EUR 80.1 billion).

On the liabilities side of the balance sheet, deposits from banks were up 14.6 per cent to EUR 55.3 billion (2006: EUR 48.3 billion). Deposits from customers climbed by 44.1 per cent to EUR 79.2 billion (2006: EUR 55.0 billion). Debt certificates including bonds increased by 2.4 per cent to EUR 26.0 billion (2006: EUR 25.3 billion). Equity (including minority interests) rose by 38.7 per cent to EUR 14.1 billion (2006: EUR 10.1 billion).

As of 31 March 2007, BA-CA had 47,287 employees, 26,290 more than in the previous year (31 December 2006: 21,087 employees). In the same period, the number of branches increased by 1,198 to 2,268 (2006: 1,070). This marked increase is explained by the transfer to BA-CA of CEE subsidiaries of UniCredit and HVB.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of the Bank Austria Creditanstalt Group for the first three months of 2007

	1 Jan. - 31 March 2007 EUR m	1 Jan. - 31 March 2006 EUR m	Change in EUR m	Change in %
Net interest	852	599	253	42.2
Dividend income	9	15	-5	-36.8
Income from investments in companies valued at equity	29	19	10	49.7
Net interest income	**890**	**633**	**257**	**40.6**
Net fee and commission income	517	416	101	24.2
Net trading income	161	166	-5	-3.1
Net other operating income/expenses	49	5	45	>100
TOTAL REVENUES	**1,618**	**1,220**	**397**	**32.5**
Staff expenses	-502	-401	-101	25.2
Other administrative expenses	-275	-230	-45	19.8
Amortisation, depreciation and impairment losses on intangible and tangible assets	-72	-68	-4	6.1
OPERATING EXPENSES	**-849**	**-699**	**-150**	**21.5**
OPERATING PROFIT	**769**	**522**	**247**	47.3
Provisions for risks and charges	-18	-2	-16	>100
Goodwill impairment	0	0	0	
Net writedowns of loans and provisions for guarantees and commitments	-117	-108	-9	8.4
Net income from investments	58	10	48	>100
Integration costs	-3	0	-3	
PROFIT BEFORE TAX	**688**	**421**	**267**	**63.4**
Income tax	-125	-80	-45	56.1
NET PROFIT	**563**	**341**	**222**	**65.1**
Minority interests	-29	-34	5	-14.8
CONSOLIDATED PROFIT	**535**	**308**	**227**	**73.8**

Bank Austria Creditanstalt AG
Press Office
Lassallestrasse 1, A-1020 Vienna, Austria
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q1 2007 EUR m	Q4 2006 EUR m	Q3 2006 EUR m	Q2 2006 EUR m	Q1 2006 EUR m
Net interest	852	627	627	602	599
Dividend income	9	6	62	47	15
Income from investments in companies valued at equity	29	42	18	17	19
Net interest income	**890**	**675**	**707**	**666**	**633**
Net fee and commission income	517	381	413	457	416
Net trading income	161	34	55	94	166
Net other operating income/expenses	49	22	25	14	5
TOTAL REVENUES	**1,618**	**1,111**	**1,199**	**1,231**	**1,220**
Staff expenses	-502	-401	-400	-404	-401
Other administrative expenses	-275	-190	-249	-235	-230
Amortisation, depreciation and impairment losses on intangible and tangible assets	-72	-63	-50	-67	-68
OPERATING EXPENSES	**-849**	**-653**	**-699**	**-706**	**-699**
OPERATING PROFIT	**769**	**458**	**500**	**525**	**522**
Provisions for risks and charges	-18	-105	-4	0	-2
Goodwill impairment	0	0	0	-8	0
Net writedowns of loans and provisions for guarantees and commitments	-117	-287	-197	-87	-108
Net income from investments	58	1,600	6	698	10
Integration costs	-3	-248	0	0	0
PROFIT BEFORE TAX	**688**	**1,418**	**305**	**1,128**	**421**
Income tax	-125	75	-51	-84	-80
NET PROFIT	**563**	**1,493**	**254**	**1,044**	**341**
Minority interests	-29	-4	-37	-36	-34
CONSOLIDATED PROFIT	**535**	**1,489**	**217**	**1,008**	**308**

Bank Austria Creditanstalt AG
Press Office
Lassallestrasse 1, A-1020 Vienna, Austria
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Bank Austria Creditanstalt

Member of UniCredit Group

Business segments, Q1 - Q4 2006, Q1 2007

EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATE DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net Interest Income	**Q1 2007**	**185**	**4**	**161**	**472**	**43**	**25**	**890**
	Q4 2006	**184**	**4**	**186**	**238**	**47**	**16**	**675**
	Q3 2006	**196**	**4**	**150**	**274**	**46**	**36**	**707**
	Q2 2006	**198**	**3**	**158**	**257**	**17**	**33**	**666**
	Q1 2006	**189**	**3**	**159**	**279**	**14**	**-12**	**633**
Net fee and commission income	Q1 2007	144	33	104	207	35	-6	517
	Q4 2006	146	28	102	92	17	-3	381
	Q3 2006	125	32	77	165	18	-4	413
	Q2 2006	131	33	105	172	27	-11	457
	Q1 2006	133	32	90	159	9	-7	416
Net trading income	Q1 2007	0	0	0	52	85	24	161
	Q4 2006	0	0	-2	-5	27	13	33
	Q3 2006	0	0	2	22	20	9	54
	Q2 2006	-1	-1	0	60	45	-11	93
	Q1 2006	-1	0	-1	28	108	31	166
Net other operating income/expenses	Q1 2007	-7	7	15	16	4	15	49
	Q4 2006	-4	12	2	-1	1	11	22
	Q3 2006	-8	6	14	-9	2	20	25
	Q2 2006	-1	8	8	-1	2	-1	14
	Q1 2006	-6	5	7	-5	1	3	5
Net non-Interest Income	**Q1 2007**	**137**	**40**	**119**	**275**	**123**	**32**	**728**
	Q4 2006	**142**	**40**	**102**	**86**	**45**	**21**	**436**
	Q3 2006	**118**	**38**	**94**	**178**	**40**	**25**	**493**
	Q2 2006	**129**	**40**	**114**	**231**	**74**	**-23**	**565**
	Q1 2006	**126**	**38**	**96**	**182**	**118**	**27**	**588**
TOTAL REVENUES	**Q1 2007**	**322**	**45**	**280**	**747**	**166**	**58**	**1,618**
	Q4 2006	**326**	**44**	**288**	**324**	**92**	**36**	**1,111**
	Q3 2006	**314**	**42**	**244**	**451**	**87**	**61**	**1,199**
	Q2 2006	**327**	**43**	**272**	**488**	**91**	**10**	**1,232**
	Q1 2006	**316**	**41**	**255**	**461**	**132**	**16**	**1,220**
OPERATING EXPENSES	**Q1 2007**	**-235**	**-23**	**-101**	**-380**	**-60**	**-52**	**-849**
	Q4 2006	**-172**	**-32**	**-113**	**-195**	**-54**	**-87**	**-653**
	Q3 2006	**-267**	**-24**	**-110**	**-231**	**-37**	**-30**	**-699**
	Q2 2006	**-264**	**-25**	**-115**	**-251**	**-45**	**-6**	**-706**
	Q1 2006	**-275**	**-25**	**-98**	**-240**	**-30**	**-31**	**-699**
OPERATING PROFIT	**Q1 2007**	**88**	**22**	**179**	**368**	**106**	**6**	**769**
	Q4 2006	**154**	**13**	**175**	**129**	**37**	**-50**	**458**
	Q3 2006	**47**	**18**	**134**	**220**	**49**	**32**	**500**
	Q2 2006	**63**	**19**	**157**	**238**	**46**	**3**	**526**
	Q1 2006	**41**	**16**	**157**	**221**	**102**	**-15**	**522**

Bank Austria Creditanstalt AG
Press Office
Lassallestrasse 1, A-1020 Vienna, Austria
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Bank Austria Creditanstalt

Member of UniCredit Group

Business segments, Q1 - Q4 2006, Q1 2007

EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATE DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Provisions for risks and charges	Q1 2007	-2	0	0	-14	-2	0	-18
	Q4 2006	-10	0	0	-2	-6	-88	-105
	Q3 2006	5	0	0	-5	0	-3	-4
	Q2 2006	-1	0	1	3	0	-3	0
	Q1 2006	0	-1	0	-2	0	0	-2
Goodwill impairment	Q1 2007	0	0	0	0	0	0	0
	Q4 2006	0	0	0	0	0	0	0
	Q3 2006	0	0	0	0	0	0	0
	Q2 2006	-8	0	0	0	0	0	-8
	Q1 2006	0	0	0	0	0	0	0
Net writedowns of loans and provisions for guarantees and commitments	Q1 2007	-51	0	-17	-50	0	0	-117
	Q4 2006	-169	0	-73	-44	1	-2	-287
	Q3 2006	-142	0	-23	-29	0	-3	-197
	Q2 2006	-55	0	-4	-30	1	1	-87
	Q1 2006	-49	0	-23	-38	0	2	-108
Net income from investments	Q1 2007	12	0	2	3	1	39	58
	Q4 2006	1	0	-1	4	0	1,595	1,600
	Q3 2006	2	-1	-1	10	2	-7	6
	Q2 2006	0	0	4	-6	5	695	698
	Q1 2006	1	0	5	-3	0	6	10
Integration costs	Q1 2007	0	0	0	-2	0	0	-3
	Q4 2006	-1	-1	0	-12	-31	-203	-248
	Q3 2006	0	0	0	0	0	0	0
	Q2 2006	0	0	0	0	0	0	0
	Q1 2006	0	0	0	0	0	0	0
PROFIT BEFORE TAX	**Q1 2007**	**48**	**22**	**164**	**305**	**105**	**45**	**688**
	Q4 2006	**-24**	**11**	**101**	**76**	**1**	**1,253**	**1,418**
	Q3 2006	**-87**	**17**	**109**	**196**	**51**	**19**	**305**
	Q2 2006	**-1**	**19**	**158**	**204**	**53**	**696**	**1,128**
	Q1 2006	**-6**	**16**	**139**	**179**	**102**	**-8**	**421**
Income tax	Q1 2007	-12	-6	-38	-59	-24	14	-125
	Q4 2006	10	1	-24	-16	-10	114	75
	Q3 2006	21	-4	-25	-38	-9	4	-51
	Q2 2006	1	-4	-35	-45	-9	8	-84
	Q1 2006	2	-4	-31	-35	-18	6	-80
NET PROFIT	**Q1 2007**	**36**	**16**	**126**	**246**	**80**	**59**	**563**
	Q4 2006	**-14**	**12**	**78**	**60**	**-9**	**1,367**	**1,493**
	Q3 2006	**-67**	**13**	**85**	**158**	**43**	**23**	**254**
	Q2 2006	**0**	**14**	**122**	**159**	**44**	**705**	**1,044**
	Q1 2006	**-4**	**12**	**108**	**144**	**84**	**-2**	**341**

Bank Austria Creditanstalt AG
Press Office
Lassallestrasse 1, A-1020 Vienna, Austria
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Business segments, Q1 - Q4 2006, Q1 2007

EUR m		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATE DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Risk-weighted assets	**Q1 2007**	**16,563**	**441**	**31,554**	**43,673**	**4,431**	**4,613**	**101,275**
(average, Austrian Banking Act)	**Q4 2006**	**17,051**	**455**	**32,602**	**21,056**	**3,290**	**4,291**	**78,745**
	Q3 2006	**16,690**	**404**	**32,735**	**25,281**	**3,206**	**3,788**	**82,104**
	Q2 2006	**16,231**	**400**	**30,909**	**26,739**	**3,287**	**2,209**	**79,776**
	Q1 2006	**16,282**	**504**	**30,827**	**25,805**	**3,281**	**1,768**	**78,467**
Equity allocated (average)	Q1 2007	1,056	233	2,301	6,611	429	2,669	13,300
	Q4 2006	1,191	208	2,510	3,486	318	1,452	9,166
	Q3 2006	1,206	170	2,550	3,172	309	960	8,367
	Q2 2006	1,163	148	2,373	3,950	378	-67	7,946
	Q1 2006	1,177	163	2,442	3,948	240	-422	7,548
Return on equity before tax in %	Q1 2007	*18.1*	*37.3*	*28.5*	*18.5*	*97.7*	*n.m.*	*20.7*
	Q4 2006	*-8.2*	*21.5*	*16.2*	*8.7*	*0.9*	*n.m.*	*61.9*
	Q3 2006	*-29.0*	*40.7*	*17.2*	*24.7*	*66.5*	*n.m.*	*14.6*
	Q2 2006	*-0.3*	*50.7*	*26.6*	*20.6*	*55.7*	*n.m.*	*56.8*
	Q1 2006	*-2.2*	*38.3*	*22.7*	*18.1*	*170.0*	*n.m.*	*22.3*
Return on equity after tax	Q1 2007	*13.7*	*27.5*	*21.9*	*14.9*	*75.0*	*n.m.*	*16.9*
before deduction of minority interests in %	Q4 2006	*-4.7*	*22.8*	*12.4*	*6.9*	*-11.8*	*n.m.*	*65.2*
	Q3 2006	*-22.2*	*31.0*	*13.3*	*19.9*	*55.0*	*n.m.*	*12.2*
	Q2 2006	*0.1*	*38.7*	*20.6*	*16.1*	*46.1*	*n.m.*	*52.6*
	Q1 2006	*-1.4*	*29.2*	*17.6*	*14.5*	*140.3*	*n.m.*	*18.1*
Cost/income ratio in %	Q1 2007	*72.8*	*51.1*	*36.0*	*50.8*	*36.0*	*n.m.*	*52.5*
	Q4 2006	*52.8*	*71.4*	*39.2*	*60.2*	*59.3*	*n.m.*	*58.8*
	Q3 2006	*85.0*	*57.0*	*45.0*	*51.3*	*43.2*	*n.m.*	*58.3*
	Q2 2006	*80.7*	*57.1*	*42.4*	*51.3*	*49.3*	*n.m.*	*57.3*
	Q1 2006	*87.1*	*60.2*	*38.4*	*52.1*	*23.0*	*n.m.*	*57.3*
Risk/earnings ratio in %	Q1 2007	*27.3*	*n.m.*	*10.7*	*10.5*	*0.0*	*n.m.*	*13.2*
	Q4 2006	*91.6*	*n.m.*	*39.2*	*18.5*	*1.4*	*n.m.*	*42.5*
	Q3 2006	*72.2*	*n.m.*	*15.5*	*10.6*	*0.6*	*n.m.*	*27.9*
	Q2 2006	*27.8*	*n.m.*	*2.6*	*11.7*	*6.2*	*n.m.*	*13.0*
	Q1 2006	*25.6*	*n.m.*	*14.7*	*13.5*	*0.0*	*n.m.*	*17.1*

Bank Austria Creditanstalt AG
Press Office
Lassallestrasse 1, A-1020 Vienna, Austria
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2007

Assets	31 March 2007	31 Dec. 2006	Change	
	EUR m	EUR m	in EUR m	in %
Cash and cash balances	3,890	1,584	2,306	145.7%
Financial assets held for trading	17,487	16,676	811	4.9%
Financial assets at fair value through profit and loss	595	487	108	22.3%
Available-for-sale financial assets	10,846	9,697	1,149	11.9%
Held-to-maturity investments	9,399	5,772	3,628	62.9%
Loans and receivables with banks	38,233	32,486	5,747	17.7%
Loans and receivables with customers	100,931	80,104	20,828	26.0%
Investments in associates and joint ventures	1,687	1,890	-203	-10.7%
Property, plant and equipment	2,047	1,373	674	49.1%
Intangible assets	2,737	1,052	1,685	160.1%
Tax assets	1,141	998	143	14.3%
Non-current assets and disposal groups classified as held for sale	165	15	150	1018.9%
Other assets	2,074	2,123	-49	-2.3%
TOTAL ASSETS	**191,232**	**154,255**	**36,977**	**24.0%**

Liabilities and equity	31 March 2007	31 Dec. 2006	Change	
	EUR m	EUR m	in EUR m	in %
Deposits from banks	55,340	48,309	7,031	14.6%
Deposits from customers	79,201	54,969	24,231	44.1%
Debt certificates including bonds	25,945	25,347	598	2.4%
Financial liabilities held for trading	4,967	5,264	-297	-5.6%
Financial liabilities at fair value through profit and loss	1,820	1,731	89	5.1%
Tax liabilities	749	587	162	27.6%
Liabilities included in disposal groups classified as held for sale	71	0	71	-
Other liabilities	4,118	3,394	724	21.3%
Provisions	4,800	4,513	286	6.3%
Insurance reserves	163	0	163	-
Equity	14,059	10,140	3,919	38.7%
of which: minority interests	636	213	423	198.4%
TOTAL LIABILITIES AND EQUITY	**191,232**	**154,255**	**36,977**	**24.0%**



Bank Austria Creditanstalt

Banking for success.

Bank Austria Creditanstalt

Results for the 1st quarter of 2007

Key highlights of Q1 2007 results
(BA-CA in Q1 2007 in "new perimeter")

- **Q1 2007 net income** up to **€ 535m** an increase of **+74%.**
- **ROE** after taxes for Q1 2007 was **16.9%** after 15.8% for FY 2006.
- **Total revenues** rose by € 397m or 33% to **€ 1,618m**.
- **Operating expenses** up +21% to € 849m, **cost/income ratio down to 52.5%** (Q1 2006: 57.3%).
- **Operating profit** was **€ 769m** for Q1 2007, exceeding the Q1 2006 number by € 247m or **+47%**.
- **Net writedowns on loans** for Q1 2007 amount to **€ 117m** (+8%) vs. € 108m in Q1 2006

Bank Austria Creditanstalt with a strong first quarter result 2007 and significant structural changes *("new perimeter")*

in € m	Q1 2007	Change on Q1 2006	Change on pro forma Q1 2006
Total revenues	1,618	32.5%	16.0%
Operating expenses	-849	21.5%	6.0%
Operating profit	769	47.3%	29.6%
Net writedown on loans	-117	8.4%	3.1%
Other non operating items[1]	37	>100%	>100%
Net income	535	73.8%	52.7%
Revenues / avg. RWA	6.42%	5.97%[2]	-
Cost/income ratio	52.5%	57.3%[3]	57.5%[4]
Cost of risk, bp	46	85[2]	-
Branches	2,282	1,070[2]	-

(1) Provisions for risk and charges, Integration costs and Net profit from investments
(2) FY06 figure (FY2006 adjusted for one-offs: 50 bp) (3) Q1 2006 figure (4) Q1 2006 pro-forma figure

- Bank Austria Creditanstalt continues its **steady upward trend** in Q1 2007 and shows a strong increase in operating profit (+29.6% vs. Q1 2006 pro forma).
- As from **1 January 2007** the UCI's CEE subsidiaries in Turkey(50%), Romania, Bulgaria, Croatia, Slovakia, Czech Rep. and the Russian IMB and UniCredit Latvia have been included in the group of consolidated companies.
- The **good operative development** and the **positive trend in credit risk** add up to a net income of € 535m (+53%)
- **Cost income ratio reduced to 52.5%,** down by 5 percentage points from a year earlier (pro forma)

BA-CA is well positioned to pursue organic growth in its core markets and to support expansion in CEE.

in € m	31 March 2007	31 Dec. 2006	Δ
Tier 1 capital	10,407	8,501	+1,906
Total capital	13,973	10,773	+3,200
Total RWA (banking book)	96,400	73,136	+23,264
Tier 1 ratio	10.80%	11.62%	-82 bp
Total capital ratio	14.49%	14.73%	-24 bp

BA-CA Group: Tier 1 capital ratio


6.8%
7.8%
7.9%
8.3%
11.6%
10.8%
31/12/02
31/12/03
31/12/04
31/12/05
31/12/06
31/03/07

- The new group of consolidated companies after the Group-internal transfer of units to BA-CA lead to an **increase of the assessment basis by €23bn.**
- The **revenue margin,** measured by revenues / avg. RWA, **increased to 6.42%,** compared to 5.97% in FY2006 (old perimeter).
- After the peak in 2006, **Tier 1 ratio decreased to 10.8%,** total capital ratio only slightly to 14.5%.
- Within the **Tier 1 capital** of €10,407m there is only **€400m of hybrid capital.** (~4%)

Bank Austria Creditanstalt
Income statement Q1 2007

in € m	Q1 2007	Q1 2006	Change	Change on pro forma Q1 2006
Net interest	852	599	42.2%	16.4%
Dividend income	9	15	-36.8%	-38.0%
Income from investments in companies valued at equity	29	19	49.7%	42.1%
Net interest income	**890**	**633**	**40.6%**	**16.0%**
Net fee and commission income	517	416	24.2%	21.6%
Net trading income	161	166	-3.1%	-12.3%
Net other operating income/expenses	49	5	>100%	>100%
Net non-interest income	**727**	**587**	**23.9%**	**16.1%**
Total revenues	**1,618**	**1,220**	**32.5%**	**16.0%**
Staff expenses	-502	-401	25.2%	12.3%
Other administrative expenses	-275	-230	19.8%	0.3%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-72	-68	6.1%	-9.5%
Operating expenses	**-849**	**-699**	**21.5%**	**6.0%**
Operating profit	**769**	**522**	**47.3%**	**29.6%**
Provisions for risks and charges reserves	-18	-2	>100%	>100%
Goodwill impairment	0	0		
Net writedowns of loans	-117	-108	8.4%	3.1%
Net income from investments	58	10	>100%	>100%
Integration costs	-3	0		
Profit before tax	**688**	**421**	**63.4%**	**42.4%**
Income tax	-125	-80	56.1%	25.3%
Net profit	**563**	**341**	**65.1%**	**46.8%**
Minority interest	-29	-34	-14.8%	-14.9%
Consolidated profit	**535**	**308**	**73.8%**	**52.7%**

Total revenues in Q1 2007: € 1,618m (+33%)


Net interest income (€ m)
+41%
+16%
633
768
890
Q1 2006
Q1 2006 pro-forma
Q1 2007
Net commission income (€ m)
+24%
+22%
416
425
517
Q1 2006
Q1 2006 pro-forma
Q1 2007
Trading profit (€ m)
-3%
-12%
166
183
161
Q1 2006
Q1 2006 pro-forma
Q1 2007

- **Total revenues** rose to **€ 1,618m by 33%** y/y – an increase of **16% vs. Q1 2006 pro-forma** driven by
  - **Net interest income** growth of **41%, mainly due to expansion in CEE.**
  - **Net fee and commission income** rose strongly across all regions and segments (up 24%).
  - **Exceptionally strong net trading result** in Q1 2007 - **~54% of 2006 full year** result.

Operating expenses in Q1 2007: € 849m (+22%)


Staff expenses (€ m)
+25%
+12%
401
447
502
Q1 2006
Q1 2006 pro-forma
Q1 2007
Other admininstrative exp. (€ m)
+20%
0%
230
274
275
Q1 2006
Q1 2006 pro-forma
Q1 2007
Depreciation (€ m)
+6%
-9%
68
80
72
Q1 2006
Q1 2006 pro-forma
Q1 2007

- **Operating expenses** increased to **€ 849m by 22%** vs. Q1 2006 - **+6% vs. Q1 2006 pro-forma**, a much lower rate than revenue growth.
  - **Staff expenses rose by € 101m or 25%, vs. Q1 2006 pro-forma by € 55m or 12%,** mainly in CEE, while staff expenses in the Austrian customer business remained unchanged.
  - **Other administrative expenses were overall flat,** due to further cost optimization programs (especially in Austria).

Trend of FTE in Q1 2007


BA-CA Group: Trend of FTE in Q1 2007
Increase due to reorganisation of Division: As from 1 January 2007 the UCI CEE subsidiaries in Turkey, Romania, Bulgaria, Croatia, Slovakia, Czech Rep. and the Russian IMB and UniCredit Latvia have been included in the group of consolidated companies.
-100
-182
-2
+109
+86
Increase due to reorganisation of Division (UniCredit Leasing companies)
Increase due to reorganisation of Division (incl. CAIB Corporate Finance)
31/12/2006
Retail Division
PB & AM Division
Corporate division
MIB Division
CEE Division
Corporate Center
31/03/2007

Non operating items in Q1 2007: - € 234m

BA-CA Group: Non operating items in Q1 2007 (€ m)


769
-18
-117
+58
-3
-125
-29
535
€ 38m variable profit component Bank BPH
€ 17m sale of shares
Tax rate at 18% in Q1 2007, - 1 pp y/y
Operating profit
Provision for risk & charges
Net writedowns of loans
Net income from investments
Integration costs
Income taxes
Minorities
Consolidated profit

Loan loss provisions in Q1 2007: - € 117m

BA-CA Group: net writedowns of loans

in € m


+8%
+3%
108
114
117
Q1 2006
Q1 2006 pro-forma new perimeter
Q1 2007

Net writedowns of loans by segments

in € m


Q1 2006
Q1 2007
Retail
49
51
PB&AM
0
0
Corporates
23
17
MIB
0
CEE
38
50
Corporate Center
-2
0

Cost of risk in Q1 2007: 46 bp

BA-CA Group: cost of risk in bp



- 30 bp
85
50¹
-4 bp¹
46
FY 2006
Q1 2007

Cost of risk by segments FY 2006 / Q1 2007 in bp



FY 2006
FY 2006¹
Q1 2007
Retail
250
138
122
PB&AM
0
0
1
Corporates
39
18
22
MIB
0
0
0
CEE
57
47
46
Corporate Center
7
7
0

[1] without one-off effects in 2006

Overview of BA-CA business segments Q1 2007

Bank Austria Creditanstalt

Austrian customer business: Retail, Private Banking & Asset Management, Corporates

In € m; rounding differences

Retail	Private Banking & Asset Management	Corporates	MIB	CEE	Corporate Center	GROUP	
322	45	280	166	747	58	1,618	**Total revenues**
20%	3%	17%	10%	46%	4%	100%	Contribution to Group
48	22	164	105	305	45	688	**Profit before tax**
7%	3%	24%	15%	44%	6%	100%	Contribution to Group
16,563	441	31,554	4,431	43,673	4,613	101,275	Average RWA
1,056	233	2,301	429	6,611	2,669	13,300	**Allocated avg. equity**
6.4%	52.8%	7.3%	9.7%	15.1%	57.9%	13.1%	Equity in % of RWA
18.1%	37.3%	28.5%	97.7%	18.5%	n/m	20.7%	**ROE before taxes**
13.7%	27.5%	21.9%	75.0%	14.9%	n/m	16.9%	ROE aft. tax. bef. min.
72.8%	51.1%	36.0%	36.0%	50.8%	n/m	52.5%	**Cost / income ratio**
27.3%	n/m	10.7%	n/m	10.5%	n/m	13.2%	Risk / earnings ratio

Overview of BA-CA business segments Q1 2007

Total revenues Q1 2007



Corp.Center 4%
Retail 20%
PB&AM 3%
Corporate 17%
MIB 10%
CEE 46%

Operating profit Q1 2007



Corp.Center 1%
Retail 11%
PB&AM 3%
Corporate 23%
MIB 14%
CEE 48%

Profit before taxes Q1 2007



Corp.Center 7%
Retail 7%
PB&AM 3%
Corporate 24%
MIB 15%
CEE 44%

Allocated avg. equity Q1 2007



Retail 8%
PB&AM 2%
Corp.Center 20%
Corporate 17%
MIB 3%
CEE 50%

Retail Division

Income statement Q1 2007

in € m	Q1 2007	Q1 2006	Change Q107/Q106
Total revenues	**322**	316	2.2%
Operating expenses	**-235**	-275	-14.7%
Operating profit	**88**	41	116.0%
Net writedown on loans	**-51**	-49	4.2%
Profit before taxes	**48**	-6	-
ROE before taxes	**18.1%**	-2.2%	
Revenues / avg. RWA	**7.78%**	7.75%	
Cost/income ratio	**72.8%**	87.1%	
Cost of risk, bp	**122**	119	

Total revenues in € m



+2%
316
322
Q1 2006
Q1 2007

Profit before taxes Q1 2007 in € m



48
-6
Q1 2006
Q1 2007

PB & AM Division
Income statement Q1 2007

in € m	Q1 2007	Q1 2006	Change Q107/Q106
Total revenues	**45**	41	9.1%
Operating expenses	**-23**	-25	-7.4%
Operating profit	**22**	16	34.1%
Net writedown on loans	**0**	0	-82.7%
Profit before taxes	**22**	16	38.7%
ROE before taxes	**37.3%**	38.3%	
Revenues / avg. RWA	**40.48%**	32.46%	
Cost/income ratio	**51.1%**	60.2%	
Cost of risk, bp	**1**	6	

Total revenues in € m



+9%
41
45
Q1 2006
Q1 2007

Profit before taxes Q1 2007 in € m



+39%
16
22
Q1 2006
Q1 2007

Corporate Division
Income statement Q1 2007

in € m	Q1 2007[1]	Q1 2006	Change Q107/Q106
Total revenues	**280**	255	9.6%
Operating expenses	**-101**	-98	2.6%
Operating profit	**179**	157	14.0%
Net writedown on loans	**-17**	-23	-26.7%
Profit before taxes	**164**	139	18.1%
ROE before taxes	**28.5%**	22.7%	
Revenues / avg. RWA	**3.55%**	3.31%	
Cost/income ratio	**36.0%**	38.4%	
Cost of risk, bp	**22**	30	

Total revenues in € m



+10%
255
280
Q1 2006
Q1 2007

Profit before taxes Q1 2007 in € m



+18%
139
164
Q1 2006
Q1 2007

[1] Excl. CAIB Corporate Finance

MIB Division

Income statement Q1 2007

in € m	Q1 2007[1]	Q1 2006	Change Q107/Q106
Total revenues	166	132	25.5%
Operating expenses	-60	-30	96.3%
Operating profit	106	102	4.4%
Net writedown on loans	0	0	-
Profit before taxes	105	102	2.7%
ROE before taxes	97.7%	170.0%	
Revenues / avg. RWA	14.98%	16.11%	
Cost/income ratio	36.0%	23.0%	
Cost of risk, bp	-	-	


Total revenues in € m
+26%
132
166
Q1 2006
Q1 2007


Profit before taxes Q1 2007 in € m
+3%
102
105
Q1 2006
Q1 2007

[1] Incl. CAIB Corporate Finance

CEE Division

Income statement Q1 2007

in € m	Q1 2007[1]	Q1 2006	Change Q107/Q106
Total revenues	747	461	62.1%
Operating expenses	-380	-240	58.1%
Operating profit	368	221	66.4%
Net writedown on loans	-50	-38	31.9%
Profit before taxes	305	179	70.5%
ROE before taxes	18.5%	18.1%	
Revenues / avg. RWA	6.85%	7.15%	
Cost/income ratio	50.8%	52.1%	
Cost of risk, bp	46	58	


Total revenues in € m
+62%
461
747
Q1 2006
Q1 2007


Profit before taxes Q1 2007 in € m
+71%
179
305
Q1 2006
Q1 2007

[1] Incl. the transferred UCI CEE subsidiaries in Turkey, Romania, Bulgaria, Croatia, Slovakia, Czech Republic and the Russian IMB and UniCredit Latvia

BA-CA consolidated CEE banking subsidiaries

Profit before tax Q1 2007

in € m	Q1 2007	Q1 2006[1]	Change
Turkey	68	-	-
Russia	61	-	-
Croatia	43	17	154%
Czech Republic	38	25	49%
Bulgaria	31	15	110%
Hungary	26	23	14%
Romania	25	14	73%
Slovakia	15	7	112%
Bosnia	9	2	278%
Serbia	5	2	124%
Slovenia	5	4	19%
Latvia	1	-	-
Poland	-	94	-
CEE banks total	**327**	**204**	**60%**

[1] Old perimeter

CEE banking subsidiaries: profit before tax in € m



281
321
486
650
707
327
2002
2003
2004
2005
2006
Q1 2007
old perimeter
new perimeter

BA-CA consolidated CEE banking subsidiaries

Profit before tax Q1 2007

Profit before tax Q1 2007 in € m



Turkey 68
Russia 61
Croatia 43
Czech Rep. 38
Bulgaria 31
Hungary 26
Romania 25
Slovakia 15
Bosnia 9
Serbia 5
Slovenia 5
Latvia 1

Geographical distribution of profit bef. tax in Q1 2007



SK, BiH, Serbia, Slovenia, Latvia 11%
Romania 8%
Hungary 8%
Bulgaria 10%
Czech Republic 12%
Croatia 13%
Russia 18%
Turkey 20%

Corporate Center
Income statement Q1 2007

in € m	Q1 2007	Q1 2006	Change Q107/Q106
Total revenues	**58**	16	269.7%
Operating expenses	**-52**	-31	69.3%
Operating profit	**6**	-15	-
Net writedown on loans	**0**	2	-
Profit before taxes	**45**	-8	-
ROE before taxes	**-**	-	
Revenues / avg. RWA	**5.00%**	3.53%	
Cost/income ratio	**-**	-	
Cost of risk, bp	**-**	-	



Appendix

Balance sheet of BA-CA Group

Assets

in € m	31/03/07	31/12/06	Change in € m	Change in %
Cash and cash balances	3,890	1,584	2,306	145.7%
Financial assets held for trading	17,487	16,676	811	4.9%
Financial assets at fair value through profit and loss	595	487	108	22.3%
Available-for-sale financial assets	10,846	9,697	1,149	11.9%
Held-to-maturity investments	9,399	5,772	3,628	62.9%
Loans and receivables with banks	38,233	32,486	5,747	17.7%
Loans and receivables with customers	100,931	80,104	20,828	26.0%
Investments in associates and joint ventures	1,687	1,890	-203	-10.7%
Property, plant and equipment	2,047	1,373	674	49.1%
Intangible assets	2,737	1,052	1,685	160.1%
Tax assets	1,141	998	143	14.3%
Non-current assets and disposal groups classified as held for sale	165	15	150	>100%
Other assets	2,074	2,123	-49	-2.3%
TOTAL ASSETS	**191,232**	**154,255**	**36,977**	**24.0%**

Balance sheet of BA-CA Group

Liabilities and Equity

in € m	31/03/07	31/12/06	Change in € m	Change in %
Deposits from banks	55,340	48,309	7,031	14.6%
Deposits from customers	79,201	54,969	24,231	44.1%
Debt certificates including bonds	25,945	25,347	598	2.4%
Financial liabilities held for trading	4,967	5,264	-297	-5.6%
Financial liabilities at fair value through profit and loss	1,820	1,731	89	5.1%
Tax liabilities	749	587	162	27.6%
Liabilities included in disposal groups classified as held for sale	71	–		
Other liabilities	4,118	3,394	724	21.3%
Provisions	4,800	4,513	286	6.3%
Insurance reserves	163	0	163	-
Equity	14,059	10,140	3,919	38.7%
of which: minority interests	636	213	423	198.4%
TOTAL LIABILITIES AND EQUITY	**191,232**	**154,255**	**36,977**	**24.0%**

Bank Austria Creditanstalt

Income statement Q1 2007 vs. Q1 2006 pro-forma

in € m	Q1 2007	Q1 2006 pro forma	Change
Net interest	852	732	16.4%
Dividend income	9	15	-38.0%
Income from investments in companies valued at equity	29	20	42.1%
Net interest income	**890**	**768**	**16.0%**
Net fee and commission income	517	425	21.6%
Net trading income	161	183	-12.3%
Net other operating income/expenses	49	18	>100%
Net non-interest income	**727**	**626**	**16.1%**
Total revenues	**1,618**	**1,394**	**16.0%**
Staff expenses	-502	-447	12.3%
Other administrative expenses	-275	-274	0.3%
Amortisation, depreciation and impairment losses		0	
on intangible and tangible assets	-72	-80	-9.5%
Operating expenses	**-849**	**-801**	**6.0%**
Operating profit	**769**	**593**	**29.6%**
Provisions for risks and charges reserves	-18	-8	>100%
Goodwill impairment	0	0	
Net writedowns of loans	-117	-114	3.1%
Net income from investments	58	13	>100%
Integration costs	-3	0	
Profit before tax	**688**	**483**	**42.4%**
Income tax	-125	-99	25.3%
Net profit	**563**	**384**	**46.8%**
Minority interest	-29	-34	-14.9%
Consolidated profit	**535**	**350**	**52.7%**

Bank Austria Creditanstalt

Income statements Q1 2006 – Q1 2007

in € m	Q1 2006	Q2 2006	Q3 2006	Q4 2006[1]	Q1 2007[2]
Net interest	599	602	627	627	852
Dividend income	15	47	62	6	9
Income from companies valued at equity	19	17	18	42	29
Net interest income	**633**	**666**	**707**	**675**	**890**
Net fee and commission income	416	457	413	381	517
Net trading income	166	94	55	34	161
Net other operating income/exp.	5	14	25	22	49
Net non-interest income	**587**	**565**	**493**	**436**	**727**
Total revenues	**1,220**	**1,231**	**1,199**	**1,111**	**1,618**
Operating expenses	**-699**	**-706**	**-699**	**-653**	**-849**
Gross operating profit	**522**	**525**	**500**	**458**	**769**
Provisions for risks and charges res.	-2	0	-4	-105	-18
Goodwill impairment	0	-8	0	0	0
Net writedowns of loans	-108	-87	-197	-287	-117
Net income from investments	10	698	6	1,600	58
Integration costs	0	0	0	-248	-3
Profit before tax	**421**	**1,128**	**305**	**1,418**	**688**
Income tax	-80	-84	-51	75	-125
Net profit	**341**	**1,044**	**254**	**1,493**	**563**
Minority interest	-34	-36	-37	-4	-29
Consolidated profit	**308**	**1,008**	**217**	**1,489**	**535**

[1] incl. the results of the Polish Bank BPH for October only; Splitsa banka deconsolidated since Q3 2006
[2] BA-CA in new perimeter (incl. UniCredit CEE subsidiaries and HVB subsidiaries in Russia and the Baltics)

Bank Austria Creditanstalt

Income statements Q1 2006 – Q1 2007 (adjusted for one-offs in 2006)

in € m	Q1 2006	Q2 2006[1]	Q3 2006[1]	Q4 2006[1,2]	Q1 2007[3]
Net interest	599	602	627	627	852
Dividend income	15	47	62	6	9
Income from companies valued at equity	19	17	18	42	29
Net interest income	**633**	**666**	**707**	**675**	**890**
Net fee and commission income	416	457	413	381	517
Net trading income	166	94	55	34	161
Net other operating income/exp.	5	14	25	22	49
Net non-interest income	**587**	**565**	**493**	**436**	**727**
Total revenues	**1,220**	**1,231**	**1,199**	**1,111**	**1,618**
Operating expenses	**-699**	**-706**	**-699**	**-653**	**-849**
Gross operating profit	**522**	**525**	**500**	**458**	**769**
Provisions for risks and charges res.	-2	0	-4	-105	-18
Goodwill impairment	0	-8	0	0	0
Net writedowns of loans	-108	-87	-118	-87	-117
Net income from investments	10	13	6	17	58
Integration costs	0	0	0	-17	-3
Profit before tax	**421**	**444**	**384**	**265**	**688**
Income tax	-80	-84	-67	-45	-125
Net profit	**341**	**359**	**317**	**220**	**563**
Minority interest	-34	-36	-37	-13	-29
Consolidated profit	**308**	**324**	**280**	**208**	**535**

[1] Adjusted for one-off effects (Q2 2006: Sale of Splitska banka net effect +684m; Q3 2006: Risk provision (Retail) -79m; Q4 2006: Risk provisions -199m, Sale of Bank BPH +1,545m, PIA CEE assets +38m, Restructuring costs -231m)
[2] incl. the results of the Polish Bank BPH for October only; Splitsa banka deconsolidated since Q3 2006
[3] BA-CA in new perimeter (incl. UniCredit CEE subsidiaries and HVB subsidiaries in Russia and the Baltics)

Member of UniCredit Group

Bank Austria Creditanstalt



Interim Report at 31 March 2007

Member of UniCredit Group

Bank Austria Creditanstalt



Markus Prachensky, "Without Title", 1984, BA-CA collection

Interim Report at 31 March 2007

BA-CA at a Glance

Income statement figures (in € m)

	Q1 2007	Q1 2006	+/–
Net interest income	890	633	40.6 %
Net fee and commission income	517	416	24.2 %
Net trading income	161	166	–3.1 %
Total revenues	1,618	1,220	32.5 %
Operating expenses	–849	–699	21.5 %
Operating profit	769	522	47.3 %
Profit before tax	688	421	63.4 %
Consolidated profit	535	308	73.8 %

Volume figures (in € m)

	31 MARCH 2007	31 DEC. 2006	+/–
Total assets	191,232	154,255	24.0 %
Loans and receivables with customers	100,931	80,104	26.0 %
Primary funds	105,146	80,317	30.9 %
Shareholders' equity (excluding minority interests)	13,423	9,927	35.2 %
Risk-weighted assets (banking book)	96,400	73,136	31.8 %

Key performance indicators (in %)

	Q1 2007	2006*)	Q1 2006
Return on equity after tax (ROE)	16.9 %	15.8 %	17.9 %
Return on assets (ROA)	1.12 %	0.70 %	0.76 %
CEE contribution to profit before tax	44.3 %	44.9 %	41.8 %
Cost/income ratio	52.5 %	57.9 %	57.3 %
Net interest income/avg. risk-weighted assets (banking book)	3.67 %	3.50 %	3.40 %
Risk/earnings ratio	13.2 %	14.9 %	17.1 %
Provisioning charge/avg. risk-weighted assets (banking book)	0.48 %	0.52 %	0.58 %
Total capital ratio (end of period)	14.5 %	14.7 %	11.8 %
Tier 1 capital ratio (end of period)	10.8 %	11.6 %	8.2 %

*) 2006 adjusted for one-off effects

Staff

	31 MARCH 2007	31 MARCH 2006	+/–
Bank Austria Creditanstalt (full-time equivalent)	47,287	32,825	44.1 %
Central and Eastern Europe	35,263	20,381	73.0 %
Austria and other subsidiaries	12,024	12,444	–3.4 %

Offices

	31 MARCH 2007	31 MARCH 2006	+/–
Bank Austria Creditanstalt	2,282	1,656	37.8 %
Central and Eastern Europe	1,873	1,256	49.1 %
Austria and other subsidiaries	409	400	2.3 %

Preface by Erich Hampel

Integration almost complete.
Jump in size in the first quarter of 2007.



Ladies and Gentlemen,

With the transfer and acquisition of the networks of UniCredit and HVB in Central and Eastern Europe, and of the Turkish units, Bank Austria Creditanstalt has assumed the holding company function for the CEE region (except Poland and Ukraine) as planned. In this interim report we are for the first time publishing financial statements covering the extended perimeter.

Eight banks with some 26,000 employees in 1,100 branches and total assets of € 37 bn have been added to Bank Austria Creditanstalt's group of consolidated companies. BA-CA has once more grown into new dimensions, a development which has had the expected effects on business volume and results: profit before tax for the first quarter of 2007 was € 688 m, up by € 267 m or 63 % on the same period of the previous year. The contribution of the new CEE subsidiaries to overall profits amounted to € 214 m.

The Interim Report at 31 March 2007 also shows the favourable development in the other business segments: over the past four quarters, the three segments of Austrian customer business have achieved a sustainable improvement in their profitability, with profit before tax rising strongly. On the revenue side, our efforts to further increase fee-based business were successful. On the cost side, we significantly enhanced efficiency by bundling and reorganising back-office processes; yet there is still some work ahead of us in this area. In the first quarter of 2007, despite the volatile market environment in early March, the Markets & Investment Banking Division exceeded the very strong performance achieved in the previous year.

Following the realignment of the CEE network, predominantly within BA-CA, UniCredit – as holding company and with a view to creating a clear governance structure – took over on 9 January 2007 the BA-CA shares held by HVB. At the Annual General Meeting of Bank Austria Creditanstalt AG on 3 May 2007, a resolution was adopted with a majority of 98.6 per cent of the voting rights to transfer to UniCredit S.p.A. the bearer shares held by minority shareholders against a cash compensation of € 129.4 per share pursuant to Section 1 of the Austrian Squeeze-out Act. Shareholders also passed a resolution at the AGM to raise the dividend from € 2.50 to € 4.00.

Within UniCredit Group, Bank Austria Creditanstalt now enjoys a better position than ever before, with 20 million customers, more than 50,000 employees and over 2,200 branches in 17 countries. We have considerably extended the geographic perimeter of our activities and we have been assigned responsibility for young and large markets – countries which are at an earlier stage of the growth cycle than the EU member states in the CEE region. This is strongly enhancing our growth and earnings potential while also having an impact on the risk profile and involving larger and faster-growing equity capital requirements as well as additional investments. With our equity capital base and our experience gained in mature markets, we are very well placed to use opportunities available in high-growth markets.

Erich Hampel
Chairman of the Management Board
of Bank Austria Creditanstalt

Bank Austria Creditanstalt in the First Three Months of 2007

Extension of perimeter produces jump in results from CEE operations. Efficiency in Austrian business further enhanced.

Integration almost complete

Bank Austria Creditanstalt's interim financial statements as at 31 March 2007 by and large reflect the structure agreed by BA-CA's shareholders UniCredit, AVZ and "Betriebsratsfonds" (Employees' Council Fund) in the Restated Bank of the Regions Agreement in mid-March 2006. This means that within a period of one year, we have assumed the holding company function for CEE and, through the net effect of the sale of equity interests which became necessary and additions to the group of consolidated companies, significantly enlarged the scope of consolidation in our CEE business segment (see note (3) to the consolidated financial statements). Moreover, we have adjusted our Austrian business segments as defined for segment reporting purposes – details are given in the 2006 Annual Report – to the divisional structure of UniCredit Group; as part of this adjustment, a number of internal restructuring measures were implemented or initiated. These two fundamental changes are reflected in the balance sheet at 31 March 2007 and in the income statement for the first three months of 2007 as compared with the financial statements for 2006, and especially compared with the first quarter of 2006, a period which was not yet affected by the above restructuring processes.

DISPOSALS OF CONSOLIDATED COMPANIES DATA FOR THE FIRST QUARTER OF 2006	CONSOLIDATED TOTAL ASSETS € BN	PROFIT BEFORE TAX € M
HVB Splitska banka d.d., Split (as at 30 June 2006)	3.3	16.9
Bank BPH S.A., Kraków (as at 1 November 2006)	15.9	94.2
TOTAL	**19.3**	**111.1**

ADDITIONS TO CONSOLIDATED COMPANIES DATA FOR THE FIRST QUARTER OF 2007	CONSOLIDATED TOTAL ASSETS € BN	PROFIT BEFORE TAX € M
Koç Finansal Hizmetler A.Ş., Turkey	11.8	68.3
Zagrebačka banka d.d., Croatia	11.2	48.5
UniCredit Bulbank AD, Bulgaria	2.1	18.8
Živnostenská banka a.s., Czech Republic	1.8	5.5
UniBanka a.s., Slovakia	1.6	7.0
UniCredit Romania S.A., Romania	0.8	2.8
International Moscow Bank, Moscow	7.9	61.4
AS UniCredit Bank, Riga	0.5	1.1
TOTAL	**37.7**	**213.6**

Important factors to be taken into account in the assessment of results are the sale of HVB Splitska banka d.d., Split, and of Bank BPH S.A., Kraków, both of which were included in the figures for the first quarter of 2006 (but not in the reporting period), and additions of CEE banking subsidiaries which were transferred to BA-CA from UniCredit and HVB at the beginning of 2007. UniCredit's "CEE Business Unit" was transferred to BA-CA AG as a contribution in kind in exchange for 55 million newly issued shares of BA-CA AG; through several transactions, we acquired the equity interest in International Moscow Bank (IMB) previously held by VTB Bank (France) S.A. and from HVB its majority interest in IMB as well as the banking subsidiaries and operations in the Baltic countries. All of the units mentioned above have been included in the group of consolidated companies of BA-CA for the first time as from 1 January 2007.

Results for the first quarter reflecting the new group of consolidated companies

Bank Austria Creditanstalt's consolidated profit for the first three months of 2007 was € 535 m, up by € 227 m or 74 % on the first quarter of 2006. Profit before tax amounted to **€ 688 m**, an increase of **€ 267 m** or 63 % over the comparative figure for the same period of the previous year. The newly consolidated banks in the CEE business segment (see table above) contributed **€ 214 m** to profit before tax for the first quarter of 2007.

Results reflect the impact of BA-CA's extended perimeter of activities resulting from the realignment of UniCredit Group's business in CEE, SEE and Turkey. When interpreting the large increase over the previous year, one should note that three months is the shortest reporting period and results for a quarter may be subject to accidental fluctuations. A comparison of Q1 2007 with Q1 2006 primarily shows developments in the intervening three-month periods, thus mainly reflecting progress in the course of 2006.

The combination within BA-CA of the banking networks in CEE except Poland and Ukraine has strengthened our market position in countries where we have a multiple presence and where we are now pursuing internal integration projects; moreover, as a result of this combination, the perimeter of our operations has been extended by large and very dynamic markets which are at earlier stages of the growth cycle than the EU member states in the CEE region. This brings higher growth rates while also involving larger investment and capital requirements.

The inclusion of the new banking subsidiaries in BA-CA's financial statements has given the bank a **new dimension** and has also resulted in a higher **growth momentum** of income and expense items. A pro-forma income statement (see chart below) shows the comparative figures for the first quarter of 2006 adjusted to reflect the new

scope of consolidation. This facilitates an assessment of the bank's performance in its new structure.

The comparison of changes in items of BA-CA's income statement with the pro-forma figures shows that the newly added banks are highly profitable, with substantial volumes of classic banking business and comparatively favourable cost/income ratios.

Net interest income achieved by BA-CA in the first quarter of 2007 was € 890 m, up by 41 % on the reported figure for the same period of the previous year (reflecting the extended perimeter plus the performance) and 16 % on the pro-forma figure (performance only). This means that about one half of the increase in absolute terms was due to the performance of the new subsidiaries. **Net non-interest income** totalled € 727 m, up by 24 % on the previous year and 16 % higher than the pro-forma figure. Most of this increase was accounted for by net fee and commission income, with regard to both absolute size and growth momentum. Net trading income reached € 161 m, almost matching the strong performance of the first quarter of 2006 and representing 46 % of the net trading income generated in 2006 as a whole. The Vienna-based trading team, Romania, Hungary, Slovakia and our subsidiary in the Cayman Islands achieved strong growth.

Total revenues rose by 33 % to € 1,618 m; on a pro-forma basis they grew by 16 %. In absolute terms, the increase in total revenues was € 397 m (pro forma: € 224 m), two and a half times (or four and a half times) the cost growth of € 150 m (pro forma: € 48 m). **Operating expenses** rose by 22 % (pro forma: 6 %). The cost/income ratio thus improved from 57.3 % in the first quarter of 2006 to 52.5 % most recently. Based on the current perimeter, the cost/income ratio in the first quarter of 2006 would have been 57.5 %. This shows that the improvement is due to greater efficiency achieved in the other business segments in the meantime: in Austrian customer business – mainly in the Retail Division – the cost/income ratio improved from 65.0 % to 55.4 %.

Revenue growth and the slow increase in costs in the first quarter of 2007 resulted in an **operating profit** of € 769 m, with the new subsidiaries accounting for € 244 m of the total. Operating profit increased by € 247 m (+47 %, pro forma: +30 %). **Net writedowns of loans and provisions for guarantees and commitments** remained under control in the first quarter of 2007: at € 117 m, the figure was 8 % (pro forma: 3 %) higher than in the previous year. As net interest income rose strongly, the risk/earnings ratio declined from 17.1 % to 13.2 %. **Net income from investments** (€ 58 m compared with € 10 m) for the first time included the share of Bank BPH's current profits, in accordance with the terms and conditions of the sale, in the amount of € 38 m. **Consolidated profit** was € 535 m (after € 308 m in the first quarter of 2006); the contribution from the newly consolidated units was € 159 m. Earnings per share (based on 202 million shares and on an annualised basis) were € 10.58 (after € 8.37 in the first quarter of 2006).

Results for Q1 2007 compared with Q1 2006



Q1 2007 compared with Q1 2006, changes in € m
Net interest income
+16%
+41%
Net non-interest income
+16%
+24%
Total revenues
+16%
+33%
Operating expenses
+22%
+6%
Operating profit
+30%
+47%
Profit before tax
+42%
+63%
Consolidated profit
+53%
+74%
–200
–100
0
100
200
300
400

As reported

■ Pro-forma figures for Q1 2006 reflecting the new group of consolidated companies

Review of BA-CA's development by quarter and by region

The larger group of consolidated companies and the resulting jump in size have changed the structure of BA-CA and the relationship between the two core markets of Austria and CEE. The interim financial statements also show that business in Austria has developed favourably over the past year.

The favourable development can be seen from an analysis of operating profit over time; this excludes one-off effects which had a significant influence on profits in the second, third and fourth quarters of 2006 (capital gains, higher credit risk standards, restructuring provisions; see 2006 Annual Report).

While the operating profit in the CEE business segment for the first quarter of 2006 (including HVB Splitska banka and Bank BPH) reached € 221 m, the figure for the fourth quarter of 2006 (without HVB Splitska banka and without the contribution from Bank BPH for 2 months) was € 129 m. In the first quarter of 2007, based on the new perimeter, the operating profit of the CEE business segment was € 368 m, up by two-thirds on the level a year ago. This means that the CEE business segment in the new structure accounts for almost one half (48 %) of BA-CA's total operating profit, with the new subsidiaries contributing almost one-third (32 %). The new CEE business segment represents 43 % (€ 43.7 bn) of BA-CA's average risk-weighted assets.

Extended perimeter in CEE business segment and improved operating performance in Austria
(operating profit in € m)



400
300
200
100
0
–100
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
CEE
Austrian customer business
MIB
Corporate Center

The three business segments in Austrian customer business made good progress (see chart), contributing 38 % to BA-CA's operating profit (Q1 2006: 41 %). The increase of 35 % over the previous year resulted from revenue growth of 6 % (mainly supported by net fee and commission income, while net interest income stagnated) and a cost reduction of 10 %. Both developments are reflected in the trend observed in the past few quarters, with some fluctuations. As in the previous year, the Markets & Investment Banking (MIB) Division achieved an excellent performance in the first quarter of 2007, contributing 14 % to BA-CA's operating profit.

Growth and capital efficiency

The growth trend in BA-CA's quarterly results was accompanied by consolidation processes. Average risk-weighted assets (RWA, banking book and market risk equivalent) declined in the course of 2006 as a result of the disposals of consolidated companies mentioned above; with the inclusion of the new CEE subsidiaries in the first quarter of 2007, average RWA rose to € 101.3 bn, exceeding the previous year's level (old group of consolidated companies) by 29 %. In the CEE business segment, RWA doubled as a result of the extended perimeter and the above-average growth of the new CEE subsidiaries. In the three segments of Austrian customer business, average risk-weighted assets were € 48.6 bn, slightly lower than in the preceding quarter and only 2 % higher than a year before. This reflects our efforts to expand customer business – not least in the interest of corporate customers – with a focus on offering capital market products having a low impact on the balance sheet, and by structuring our own credit portfolio through placements in the secondary market and through hedging operations to keep capital requirements low.

Higher profitability

Return on equity rose significantly from the fourth quarter of 2006 to the first quarter of 2007. At 20.7 % before tax and 16.9 % after tax, ROE was slightly lower than in the first quarter of 2006. This can be explained by the fact that the significant rise in profits was accompanied by an even more pronounced increase in equity, which we will use to support the stronger growth momentum to be expected in BA-CA's new structure.

Key performance indicators

	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06
Profit before tax, € m	688	265	384	444	421
Consolidated profit, € m	535	208	280	324	308
ROE before tax	20.7 %	13.4 %	19.9 %	23.3 %	22.3 %
ROE after tax	16.9 %	11.2 %	15.9 %	18.6 %	17.9 %
Cost/income ratio	52.5 %	58.8 %	58.3 %	57.3 %	57.3 %
Risk/earnings ratio	13.2 %	13.0 %	16.7 %	13.0 %	17.1 %
Risk-weighted assets (avg.), € bn	101.3	78.7	82.1	79.8	78.5

Note: Q2/06, Q3/06 and Q4/06 adjusted for one-off effects.

Balance sheet and capital resources

Over the past twelve months, Bank Austria Creditanstalt's balance sheet has reflected the changes in the group of consolidated companies. As a result of the sale of HVB Splitska banka and Bank BPH, total assets declined from € 163.8 bn in March 2006 to € 154.3 bn at year-end 2006, a decrease of 2.9 %. At the end of March 2007 (after the inclusion of the new CEE subsidiaries as at the beginning of 2007), total assets were € 191.2 bn, up by 24 % on the year-end 2006 level and 17 % higher than in March 2006 (see chart).

Calculated on a pro-forma basis, the additions to the group of consolidated companies increased total assets at the end of 2006 by € 37.1 bn to € 191.4 bn. From the end of 2006 to the end of March 2007, total assets remained almost constant on this basis (– € 145 m, – 0.01 %). While there was little change in individual asset items and liabilities items, the comparison of total assets at the end of March 2007 with the year-end 2006 figure as reported thus shows the jump in total assets resulting from the larger group of consolidated companies.

A substantial increase of 26 % to a total of € 100.9 bn in loans and receivables with customers accounted for more than half (56 %) of the € 37.0 bn increase in **total assets** (March 2007 / December 2006). Loans and receivables with customers thus represented 53 % of total assets, compared with 52 % at year-end 2006. Although loans and receivables with banks increased at a disproportionately low rate (+18 %), they made the second-largest contribution, € 5.7 bn, to the growth of total assets. Cash and cash balances, which have been fluctuating strongly, rose by € 2.3 bn to more than double the year-end 2006 figure.

On the liabilities side, balance sheet growth was also mainly driven by customer business. Deposits from customers increased strongly, by € 24.2 bn or 44 %. Debt certificates including bonds did not keep pace with this growth, rising by only 2 % compared with year-end 2006. Primary funds, i.e. the sum total of deposits from customers and debt certificates including bonds, grew by € 24.8 bn or 31 %, accounting for 55 % of the balance sheet total. At the end of March 2007, deposits from banks were 15 % higher than at year-end 2006, contributing € 7.0 bn to balance sheet growth.

Overall, the structural changes in the balance sheet show the importance of traditional banking business at the CEE subsidiaries that have been added to BA-CA's group of consolidated companies.

In the balance sheet at 31 March 2007, **equity** is stated at € 14.1 bn (+39 %). Changes in the group of consolidated companies accounted for € 1.3 bn of the total increase of € 3.9 bn, and € 1,966 m resulted from the capital increase; net profit (€ 563 m), foreign currency translation and changes in reserves in accordance with IAS 39 contributed € 620 m. Equity totalled € 14.1 bn, of which minority interests were € 636 m (4.5 % compared with 2.1 % at year-end 2006). Our partners in Turkey account for a significant proportion of minority interests.

Capital resources pursuant to the Austrian Banking Act (as at 31 March 2007)

The assessment basis pursuant to the Austrian Banking Act (banking book) increased by € 23.3 bn (+31.8 %) to € 96.4 bn compared with the year-end 2006 figure. Almost all of the increase resulted from the transfer of UniCredit banking subsidiaries to the BA-CA Group and the acquisition of HVB subsidiaries in the first quarter of 2007. The capital requirement for the banking book increased by € 1.9 bn compared with year-end 2006.

In the reporting period, net capital resources rose by € 3.2 bn (+29.7 %) to € 14.0 bn. This was mainly due to three factors: the capital increase at BA-CA AG, the transfer to BA-CA of new banking subsidiaries, and an increase in supplementary elements.

This resulted in a Tier 1 capital ratio of 10.80 % as at 31 March 2007 (year-end 2006: 11.62 %) and a total capital ratio of 14.49 % (year-end 2006: 14.73 %).

Total assets by quarter
(€ bn)



190
180
170
160
150
140
130
120
159
164
HVB Splitska banka held for sale*)
160
161
157
Bank BPH held for sale*)
143
154
Additions of new CEE banking subsidiaries at the beginning of 2007 + € 37 bn
pro forma
191
191
Dec. 2005
March 2006
June 2006
Sept. 2006
Dec. 2006
March 2007

*) Stated in the balance sheet items "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets classified as held for sale" for the last time

Development of business segments

Retail Division

€ M	Q1/07	SHARE	Q1/06	SHARE	CHANGE	
Net interest income	185	21%	189	30%	−4	−2%
Net non-interest income	137	19%	126	21%	11	9%
Total revenues	322	20%	316	26%	7	2%
Operating expenses	−235	28%	−275	39%	40	−15%
Operating profit	88	11%	41	8%	47	>100%
Net writedowns of loans	−51	43%	−49	45%	−2	4%
Net income from investments	12	21%	1	15%	11	>100%
Profit before tax	**48**	**7%**	**−6**	**−2%**	**54**	**n.m.**
Risk-weighted assets (avg.)	16,563	16%	16,282	21%	282	2%
Allocated equity	1,056	8%	1,177	16%	−120	−10%
Cost/income ratio	72.8%		87.1%			
Risk/earnings ratio	27.3%		25.6%			
ROE before tax	18.1%		−2.2%			

n.m. = not meaningful

Measures taken in the past year to enhance efficiency in the Retail Division are beginning to prove effective: operating profit for the first quarter of 2007 was € 88 m, more than double the figure for the same period of the previous year. A turnaround in the result before tax produced a significant profit. The improvement is mainly due to the 15% reduction of operating expenses year on year, with a slight increase in total revenues (+2%).

The moderate growth of revenues reflects significant movements in individual items. **Net interest income** almost matched the previous year's level, with opposite trends seen in loans and deposits. This pattern is typical of the upward phase of the interest rate cycle which started a year ago. Overall lending volume showed little growth, the net effect of a continued increase in loans to private customers, mainly in the area of residential construction finance, and a decline in lending to small businesses, especially in short-term loans sensitive to interest rate movements. The squeeze on margins continued, as can be seen very clearly from a comparison of Q1 2007 with Q1 2006. On the deposits side, volumes of time and savings deposits and of the bank's own issues were significantly higher; in combination with the positive trend in margins – despite increases in customer interest rates – this development more than offset the weak lending business. Our new "ErfolgsKapital fix" savings product, which we offer through branches and via Internet banking, got off to a good start.

Net fee and commission income matched the high level achieved in the preceding quarter and was 9% higher than in the first quarter of the previous year. Contributions to the increase came from account services and payment services, electronic banking and derivatives; commissions from securities business remained below the very high level of the first quarter of 2006, which saw the successful launch of guarantee bonds including R.I.CH. In January we introduced BA-CA **AnlageCheck**, a product which we use for analysing the needs of affluent customers and providing advice to better meet their investment preferences. In March 2007 we launched **FokusInvest**, a standardised asset management product with active portfolio management according to various risk/return categories; this product is offered for investments of at least € 15,000.

The largest contribution to the improvement in the Retail Division's performance came from **operating expenses**, which were € 40 m lower than a year before. The cost/income ratio declined from 87.1% to 72.8%, a level that is still higher than the target figure. Following the one-off increase in risk standards in the two preceding quarters, **net writedowns of loans** (€ 51 m) in the first quarter of 2007 again reflected the current provisioning charge; as a result of volume growth, it was slightly higher (+4%) than for the same period of the previous year. **Net income from investments** (€ 12 m compared with € 1 m) includes capital gains of € 12 m on the sale of shares in CA Immobilien AG. Based on **profit before tax** of € 48 m, ROE before tax reached 18.1%; without the capital gains, ROE before tax was 13.5%.

In March we introduced **ErfolgsCenter Business**, a new business model for the small business sub-segment which will initially be offered to 3,500 selected customers in the Vienna area. The main features of this business model are longer opening hours and the settlement of transactions via telephone and electronic channels (including BusinessNet). This new approach will enhance cost efficiency for customers and the bank.

Private Banking & Asset Management

€ M	Q1/07	SHARE	Q1/06	SHARE	CHANGE	
Net interest income	4	0%	3	0%	1	50%
Net non-interest income	40	6%	38	6%	2	6%
Total revenues	45	3%	41	3%	4	9%
Operating expenses	–23	3%	–25	4%	2	–7%
Operating profit	22	3%	16	3%	6	34%
Net writedowns of loans	0	0%	0	0%	0	n.m.
Net income from investments	0	0%	0	3%	0	n.m.
Profit before tax	**22**	3%	**16**	4%	**6**	**39%**
Risk-weighted assets (avg.)	441	0%	504	1%	–63	–13%
Allocated equity	233	2%	163	2%	70	43%
Cost/income ratio	51.1%		60.2%			
Risk/earnings ratio	0.3%		2.6%			
ROE before tax	37.3%		38.3%			

Private Banking & Asset Management (PB&AM) was created in the divisionalisation process in 2006 by combining the relevant operations previously included in the Private Customers Austria segment. PB&AM comprises Asset Gathering and Asset Management. The first pillar, Asset Gathering, includes Schoellerbank as a private banking unit operating independently in the market; BANK*PRIVAT*, which operates under an independent brand name and primarily services top customers recommended by BA-CA; and Asset Management GmbH (AMG), which acts as BA-CA's competence centre for asset management in the widest sense, the creation of structured products, and for brokerage services for active investors. In the Asset Management sector – the second pillar of PB&AM's business – Pioneer Investments Austria operates within the Pioneer Group, which is active on a worldwide basis.

In the first quarter of 2007, **Private Banking** activities focused on BANK*PRIVAT*, a private banking unit which became a profit centre in 2006. In September 2006, the defined target customers – high net worth individuals with investments exceeding € 1 m and private foundations – started to be transferred from the Retail segment; the transfer is being implemented systematically. As a result of this transfer and also thanks to successful efforts to win new customers, total financial assets at BANK*PRIVAT* were over 10% higher than at the end of 2006 and in March 2006. Schoellerbank and AMG also achieved significant volume growth.

Overall, investors tended to prefer direct deposits to managed products in the first quarter of 2007. Assets under management remained stable. Given the uncertainty which the renewed market weakness at the end of February / the beginning of March 2007 caused among investors, this development may be seen as a success. In this environment there was again strong demand for GarantieAnleihe products, of which € 75 m (compared with € 37.3 m in Q1 2006) were sold under the BA-CA label and an additional € 45 m by Schoellerbank.

With the use of our new AnlageCheck advisory tool and especially with the successful launch of FokusInvest, our standardised asset management product, at the beginning of March, we can now effectively meet the needs of investors who prefer active investment management with a flexible response to changes in market opportunities, but do not yet qualify for personalised asset management services.

In **Asset Management**, Pioneer Investments Austria achieved 0.7% growth in volume in the first quarter of 2007 and gained market share. Strong demand was seen for guarantee funds, including the new PIA Power Energie.

The **income statement** for the first quarter of 2007 shows revenue growth of 9% on the previous year. The most important income component is net fee and commission income (€ 33 m of a total of € 45 m), reflecting the structure of PB&AM's business. Operating expenses were considerably reduced compared with the preceding quarter, a period characterised by special expenses in connection with rebranding and various restructuring measures; operating expenses were also 7% lower than in the same period of the previous year.

On this basis, the Division's cost/income ratio declined from over 60% to 51.1%. Profit before tax reached € 22 m, up by 39% year on year. ROE was 37.3%.

Improved operating performance in Austrian customer business


€ m
350
300
250
200
150
100
50
0
214
238
199
342
289
16
19
18
22
Q1/06
Q2/06
Q3/06
Q4/06
Q1/07
Operating profit
Changes Q1/2007
on Q1/2006
+35% overall
>100% Retail
+34% Private Banking
& Asset Management
+14% Corporates

Corporates Division

€ M	Q1/07	SHARE	Q1/06	SHARE	CHANGE	
Net interest income	161	18%	159	25%	1	1%
Net non-interest income	119	16%	96	16%	23	24%
Total revenues	280	17%	255	21%	25	10%
Operating expenses	−101	12%	−98	14%	−3	3%
Operating profit	179	23%	157	30%	22	14%
Net writedowns of loans	−17	15%	−23	22%	6	−27%
Net income from investments	2	4%	5	54%	−3	−60%
Profit before tax	**164**	**24%**	**139**	**33%**	**25**	**18%**
Risk-weighted assets (avg.)	31,554	31%	30,827	39%	727	2%
Allocated equity	2,301	17%	2,442	32%	−140	−6%
Cost/income ratio	36.0%		38.4%			
Risk/earnings ratio	10.7%		14.7%			
ROE before tax	28.5%		22.7%			

Over the past twelve months, the Corporates Division has benefited from an upward trend in its **profits** – except for one-off effects in the third and fourth quarters of 2006 (increase in risk provisioning standards) – and further improved the **quality of results**: profit before tax for the first quarter of 2007 (€ 164 m) was 18% higher than in the same period of the previous year. The improvement was achieved mainly on the revenue side, with net non-interest income gaining in weight. While business was significantly expanded, risk-weighted assets rose only slightly, keeping capital allocation at a low level. Net writedowns of loans were lower than in preceding periods, and costs remained under control. The trend experienced by the various profit centres in the Corporates Division was well-balanced.

Total revenues in the first quarter of 2007 were € 280 m, up by 10% on the previous year. (The comparative figure for the first quarter of 2006 included an amount of over € 3 m from CA IB Corporate Finance, which has in the meantime been transferred to MIB.) **Net interest income** increased only slightly, partly due to the level of income from equity interests and to funding requirements for subsidiaries. Current business (at the level of BA-CA AG) reflects the current phase of the business and interest-rate cycles and the ample liquidity enjoyed by the corporate sector: the volume of deposits rose strongly, with margins slightly improving; on the assets side, margins were maintained while lending volume increased only slightly. A positive exception to this pattern was seen in Financial Institutions, where the contribution from interest rates rose strongly on both sides of the balance sheet.

Net fee and commission income (up by 16% to € 104 m) again accounted for the major part of revenue growth, with contributions coming from almost all sub-segments. In business with corporate customers, growth was achieved in derivatives for risk management and securities business; the International Corporates sector generated higher fees and commissions largely as a result of structuring activities, which have been a focus of our operations; in the area of real estate customers, loan commissions and treasury business were the decisive factors; leasing operations recorded significantly higher fee and commission income as a result of strong business growth in this sector.

Growth of 10% in total revenues compared with a 3% increase in costs. **Operating expenses** have steadily declined over the past three quarters. The main factors in this context are process costs and, quite generally, efforts to enhance efficiency in cooperation with Administration Services (AS). New customer service models with a fine segmentation in the corporate banking business make it possible to target sales activities and reduce costs. The cost/income ratio was 36%, down from 41.2% for 2006 as a whole.

Operating profit increased by 14% to € 179 m compared with the same period of the previous year. Higher credit risk standards applied in the second half of 2006 had led to a one-off increase in loan loss provisions. **Net writedowns of loans** in the first quarter of 2007 amounted to € 17 m, reflecting current provisioning needs. The risk/earnings ratio was 10.7%, down by 4 percentage points year on year. While this historically low level may partly be explained by the current economic conditions, it also shows the improvement in corporate balance sheets in past years, a process in which banks worked with their customers ahead of the introduction of Basel II. We were successful in strongly reducing provisioning requirements in business with both large international corporates and medium-sized companies. This development was supported by our active portfolio management via the secondary market and the risk transfer via credit derivatives.

The Corporates Division's profit before tax (€ 164 m) and the lower capital allocation resulted in a significant year-on-year improvement in **ROE** before tax from 22.7% to 28.5%. (The decline in equity allocated to the Corporates Division is related to the fact that capital allocation to the business segments in BA-CA AG is now based on differentiated rates, which benefits the Corporates Division; see note 28 in the notes to the consolidated financial statements).

Markets & Investment Banking (MIB)

€ M	Q1/07	SHARE	Q1/06	SHARE	CHANGE	
Net interest income	43	5%	14	2%	29	>100%
Net non-interest income	123	17%	118	20%	5	4%
Total revenues	166	10%	132	11%	34	26%
Operating expenses	−60	7%	−30	4%	−29	96%
Operating profit	106	14%	102	20%	4	4%
Net writedowns of loans	0	0%	0	0%	0	n.m.
Net income from investments	1	1%	0	−2%	1	n.m.
Profit before tax	**105**	**15%**	**102**	**24%**	**3**	**3%**
Risk-weighted assets (avg.)	4,431	4%	3,281	4%	1,149	35%
Allocated equity	429	3%	240	3%	189	79%
Cost/income ratio	36.0%		23.0%			
Risk/earnings ratio	0.0%		0.0%			
ROE before tax	97.7%		170.0%			

In 2006, the Markets & Investment Banking (MIB) Divison was established within UniCredit Group on a group-wide basis. It operates on the basis of global product responsibilities, focusing on the markets of Germany, Austria, Italy and CEE (including the Polish market); Turkey and Russia are those countries where the strongest growth is to be achieved in the future. Within BA-CA we bundled trading and sales as well as investment banking competencies at the beginning of 2007. Capital market-related business areas of large-volume investment banking were transferred from the Corporates Division to MIB, in particular structured finance, syndication business and the entire CA IB Corporate Finance with equity capital markets business, M&A advisory services and merchant banking.

MIB performed excellently in the first quarter of 2007: **total revenues** – reflected in various income items, depending on the chosen trading strategies and the market situation – amounted to € 166 m, exceeding the very high figure for the previous year by one quarter (+26 %). Major factors were the excellent performance of equity trading, equity sales and fixed-income and currency trading in CEE markets, despite the fact that especially stock markets experienced a temporary correction in late February / early March. Net fee and commission income (€ 35 m) was double the average figure for the previous year, making a substantial contribution to profits.

The favourable trend in revenues was supported in equal measure by trading activities and **customer business**, a focal area of business in recent years. CA IB subsidiaries were involved in major transactions, further demonstrating their expertise in connection with capital increases for real estate companies. In **equity capital markets** business, a transaction to be mentioned in this context is the successful IPO of the real estate developer Warimpex in Warsaw and Vienna in the first quarter of 2007. On the **Fixed Income** side, on behalf of the Republic of Slovenia, UniCredit Group placed a € 1 bn benchmark bond. In Austria, it lead-managed the € 100 m bond for Klausner, a sawmill company. **Financing A/EEMEA** was successfully active in Russia in the first quarter of 2007. UniCredit Group acted as MLA and sub-underwriter of a syndicated USD 1.8 bn bridge facility for Evraz Group, the largest integrated steel company in Russia, for the company's acquisition project in America. UniCredit Group was also involved in Golden Telekom's first internationally syndicated loan in the amount of USD 275 m. In **M&A business**, the Group advised Mid Europa Partners on the acquisition of mobile telephone operator Bite in Lithuania and Latvia, with a transaction volume of € 443 m.

After deduction of **operating expenses** of € 60 m, operating profit was € 106 m, up by 4 % on the strong performance in the same period of the previous year. The increase in costs was due to the consolidation effect of the integration of CA IB and to changes in internal cost allocation. In the first quarter of 2007, the cost/income ratio was 36.0 %, significantly lower than the previous year's average of 41.6 %. Equity allocated to MIB was 3 % of the total figure for the bank. MIB's **profit before tax** amounted to € 105 m, accounting for about 15 % of the bank's total profit before tax.

Central Eastern Europe (CEE)

€M	Q1/07	SHARE	Q1/06	SHARE	CHANGE	
Net interest income	472	53%	279	44%	193	69%
Net non-interest income	275	38%	182	31%	93	51%
Total revenues	747	46%	461	38%	286	62%
Operating expenses	−380	45%	−240	34%	−140	58%
Operating profit	368	48%	221	42%	147	66%
Net writedowns of loans	−50	42%	−38	35%	−12	32%
Net income from investments	3	6%	−3	−29%	6	n.m.
Profit before tax	**305**	**44%**	**179**	**42%**	**126**	**71%**
Risk-weighted assets (avg.)	43,673	43%	25,805	33%	17,868	69%
Allocated equity	6,611	56%	3,948	52%	2,663	67%
Cost/income ratio	50.8%		52.1%			
Risk/earnings ratio	10.5%		13.5%			
ROE before tax	18.5%		18.1%			

In the CEE business segment, the comparison with the previous year primarily shows the net effect of changes in the group of consolidated companies: income statement figures for the first quarter of 2006 still included HVB Splitska banka and Bank BPH, two banks which have been sold in the meantime. The banking subsidiaries taken over by BA-CA are consolidated in the reporting period for the first time (see chart).

Profit before tax for the first quarter of 2007 was € 305 m, up by 71 % on the same period of the previous year; the new banking subsidiaries contributed € 214 m to the total figure. The increase over the previous year was € 126 m or 71 %; the comparative figure for the first quarter of 2006 included a profit contribution of € 111 m from the banks which were subsequently sold. As a result of the larger group of consolidated companies, **total revenues** rose by 62 %, more strongly than operating expenses (58 %) and net writedowns of loans (32 %). This shows that young, fast-growing banks were added to the CEE business segment. Average risk-weighted assets also increased substantially (+69 %), and allocated equity rose at a similar rate. For this reason, return on equity before tax increased only slightly, from 18.1 % to 18.5 %.

In the new scope of consolidation, Turkey, Russia and Croatia are the new heavyweights. The units in these countries account for the following proportions of risk-weighted assets: Turkey: 18 %, Russia: 15 % and Croatia (where the market leadership position is held): 15 % – the combined figure is almost one half of total risk-weighted assets. The contributions to profit before tax from these three countries are 21 %, 19 % and 13 %, respectively – together over 50 % of the total figure.

On a **pro-forma** basis, in the perimeter of the first quarter of 2007, the combined profit before tax of our CEE subsidiaries increased by 23 %, with profits at the new subsidiaries growing somewhat faster than at the subsidiaries which were part of the old perimeter. A pro-forma calculation on a constant perimeter basis shows that total revenues rose by over 20 %, with net interest income and net fee and commission income making equal contributions to growth. The increase in costs (about 15 %) was considerably lower than revenue growth. A more pronounced rise in operating expenses in connection with the current growth initiative in Russian retail banking and with the merger of our units in Turkey was offset by the overall favourable trend in other countries.

Jump in profits in CEE business segment
Profit before tax of CEE subsidiaries



€ m
350
300
250
200
150
100
50
0
204
111
93
265
93
327
214
113
Q1 2006
Q1 2007
Change on previous year
CEE total:
+23 % pro forma
+61 % as published
+24 % new CEE subsidiaries
+20 % CEE subsidiaries within old perimeter

■ CEE subsidiaries within old perimeter
■ CEE subsidiaries added to the group of consolidated companies in 2007
□ CEE subsidiaries sold in 2006
▨ Pro-forma results of these subsidiaries for Q1 2006

Outlook

Preliminary data suggest that in the first quarter of 2007 economic growth in **Austria** was slightly higher than expected, almost matching the level of the fourth quarter of 2006. Exports remained strong and private consumption started to grow during the first quarter of 2007, with sentiment improving as the labour market recovered. In the remaining part of the year, industrial activity will probably weaken while domestic demand is expected to remain robust. Overall, growth will therefore again reach 3 % in 2007. Despite the favourable economic trend, there are signs of a slowdown in credit demand caused by interest rate increases. Bank deposits held by private households have risen strongly against a background of higher interest rates and developments in personal income; volatility in financial markets is having an adverse impact on investments in mutual funds. In the **CEE region**, economic growth in 2006 in the ten new EU member states as well as in Turkey and Russia was about 6 %. In 2007, growth is expected to slow to somewhat over 5 % in the new EU member states and in Turkey, while still reaching 6 % to 7 % in Russia. An exception is Hungary, where growth will probably be under 3 % on account of the austerity programme. Economic growth in CEE is largely being driven by booming investments and robust consumption. Although exports are experiencing dynamic increases in most of these countries, the foreign trade balances are adversely affected by strong domestic demand and the import pull. Until now, unused capacity and strong currencies have permitted strong growth with only moderate inflation. Inflationary pressure is however gradually increasing. In the countries with relatively low inflation levels, interest rates are rising. An exception are those countries where structural disinflation continues: in Russia and Romania, interest rates have fallen until recently. The catching-up process in the banking sector (financial intermediation, market penetration with banking products, etc.) is still under way; however, competition is also intensifying in the fast-growing markets.

In this environment we expect that revenues in **Austrian customer business** will remain at the current level and that we will be able to keep costs at least at a constant level, based on measures implemented in the past quarters to enhance efficiency. This should result in a significant increase in operating profit, mainly in the Retail Division. Profit before tax in the three Austrian customer segments will improve in the absence of the one-off effects which had an impact in the previous year. In view of the inherent volatility in financial markets, the strong performance of the Markets & Investment Banking Division in the first quarter of 2007 cannot be projected into the future, as can be seen from trends in the previous year. But we expect that MIB will again make a strong contribution to profits. In the **CEE business segment**, local mergers are currently being implemented or will take place, and we are broadening our market position through organic growth in retail banking, including operations in Russia. Using growth opportunities in the new countries within our perimeter will therefore require larger investments as well as high and growing capital allocation. We are very well placed in this respect.

Overall, although data for a single quarter should not be used for projections, the interim financial statements as at the end of March 2007 fully confirm the starting position for our annual planning figures, both in respect of the expected jump in size based on the extended perimeter and the related growth of income and expenses.

Breakdown by division for Q1 2007



Average risk-weighted assets
Total revenues
Profit before tax
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4%
31%
0%
16%
5%
10%
17%
3%
20%
4%
15%
24%
3%
7%
6%
Central Eastern Europe (CEE)
Markets & Investment Banking
Corporates
Private Banking & Asset Management (PB&AM)
Retail
Corporate Center (incl. Global Banking Services)

Income statement of the Bank Austria Creditanstalt Group

for the first quarter of 2007

	(Notes)	1 JAN. – 31 MARCH 2007 € M	1 JAN. – 31 MARCH 2006 € M	CHANGE € M	CHANGE IN %
Net interest		852	599	253	42.2
Dividend income		9	15	−5	−36.8
Income from investments in companies valued at equity		29	19	10	49.7
Net interest income	(4)	**890**	**633**	**257**	**40.6**
Net fee and commission income	(5)	517	416	101	24.2
Net trading income	(6)	161	166	−5	−3.1
Net other operating income/expenses	(7)	49	5	45	>100
TOTAL REVENUES		**1,618**	**1,220**	**397**	**32.5**
Staff expenses		−502	−401	−101	25.2
Other administrative expenses		−275	−230	−45	19.8
Amortisation, depreciation and impairment losses on intangible and tangible assets		−72	−68	−4	6.1
OPERATING EXPENSES	(8)	**−849**	**−699**	**−150**	**21.5**
OPERATING PROFIT		**769**	**522**	**247**	**47.3**
Provisions for risks and charges		−18	−2	−16	>100
Goodwill impairment		–	–	–	–
Net writedowns of loans and provisions for guarantees and commitments	(9)	−117	−108	−9	8.4
Net income from investments		58	10	48	>100
Integration costs		−3	–	−3	–
PROFIT BEFORE TAX		**688**	**421**	**267**	**63.4**
Income tax		−125	−80	−45	56.1
NET PROFIT		**563**	**341**	**222**	**65.1**
Minority interests		−29	−34	5	−14.8
CONSOLIDATED PROFIT		**535**	**308**	**227**	**73.8**

Key figures

	1 JAN. – 31 MARCH 2007	1 JAN. – 31 MARCH 2006
Earnings per share (in €)	3.23 2.65*)	2.09 –
ROE before tax	20.7 %	22.3 %
ROE after tax	16.9 %	17.9 %
Cost/income ratio	52.5 %	57.3 %
Risk/earnings ratio	13.2 %	17.1 %

*) based on the number of shares after the capital increase

Income statement of the Bank Austria Creditanstalt Group

by quarter

€ M	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest	852	627	627	602	599
Dividend income	9	6	62	47	15
Income from investments in companies valued at equity	29	42	18	17	19
Net interest income	**890**	**675**	**707**	**666**	**633**
Net fee and commission income	517	381	413	457	416
Net trading income	161	34	55	94	166
Net other operating income/expenses	49	22	25	14	5
TOTAL REVENUES	**1,618**	**1,111**	**1,199**	**1,231**	**1,220**
Staff expenses	−502	−401	−400	−404	−401
Other administrative expenses	−275	−190	−249	−235	−230
Amortisation, depreciation and impairment losses on intangible and tangible assets	−72	−63	−50	−67	−68
OPERATING EXPENSES	**−849**	**−653**	**−699**	**−706**	**−699**
OPERATING PROFIT	**769**	**458**	**500**	**525**	**522**
Provisions for risks and charges	−18	−105	−4	–	−2
Goodwill impairment	–	–	–	−8	–
Net writedowns of loans and provisions for guarantees and commitments	−117	−287	−197	−87	−108
Net income from investments	58	1,600	6	698	10
Integration costs	−3	−248	–	–	–
PROFIT BEFORE TAX	**688**	**1,418**	**305**	**1,128**	**421**
Income tax	−125	75	−51	−84	−80
NET PROFIT	**563**	**1,493**	**254**	**1,044**	**341**
Minority interests	−29	−4	−37	−36	−34
CONSOLIDATED PROFIT	**535**	**1,489**	**217**	**1,008**	**308**

Key figures

	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Earnings per share (in €)	3.23 2.65*)	10.13 –	1.48 –	6.86 –	2.09 –
ROE before tax	20.7%	61.9%	14.6%	56.8%	22.3%
ROE after tax	16.9%	68.4%	11.2%	55.3%	17.9%
Cost/income ratio	52.5%	58.8%	58.3%	57.3%	57.3%
Risk/earnings ratio	13.2%	42.5%	27.9%	13.0%	17.1%

*) based on the number of shares after the capital increase

Balance sheet of the Bank Austria Creditanstalt Group

at 31 March 2007

Assets

	(Notes)	31 MARCH 2007	31 DEC. 2006	CHANGE	
		€ M	€ M	€ M	IN %
Cash and cash balances		3,890	1,584	2,306	> 100
Financial assets held for trading	(10)	17,487	16,676	811	4.9
Financial assets at fair value through profit and loss	(11)	595	487	108	22.3
Available-for-sale financial assets	(12)	10,846	9,697	1,149	11.9
Held-to-maturity investments	(13)	9,399	5,772	3,628	62.9
Loans and receivables with banks	(14)	38,233	32,486	5,747	17.7
Loans and receivables with customers	(15)	100,931	80,104	20,828	26.0
Investments in associates and joint ventures		1,687	1,890	–203	–10.7
Property, plant and equipment	(16)	2,047	1,373	674	49.1
Intangible assets	(17)	2,737	1,052	1,685	> 100
Tax assets		1,141	998	143	14.3
Non-current assets and disposal groups classified as held for sale		165	15	150	> 100
Other assets	(18)	2,074	2,123	–49	–2.3
TOTAL ASSETS		**191,232**	**154,255**	**36,977**	**24.0**

Liabilities and equity

	(Notes)	31 MARCH 2007	31 DEC. 2006	CHANGE	
		€ M	€ M	€ M	IN %
Deposits from banks	(19)	55,340	48,309	7,031	14.6
Deposits from customers	(20)	79,201	54,969	24,231	44.1
Debt certificates including bonds	(21)	25,945	25,347	598	2.4
Financial liabilities held for trading	(22)	4,967	5,264	–297	–5.6
Financial liabilities at fair value through profit and loss	(23)	1,820	1,731	89	5.1
Tax liabilities		749	587	162	27.6
Liabilities included in disposal groups classified as held for sale		71	–	71	–
Other liabilities	(24)	4,118	3,394	724	21.3
Provisions	(25)	4,800	4,513	286	6.3
Insurance reserves		163	–	163	–
Equity		14,059	10,140	3,919	38.7
of which: minority interests		*636*	*213*	*423*	*> 100*
TOTAL LIABILITIES AND EQUITY		**191,232**	**154,255**	**36,977**	**24.0**

Cash flow statement

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006*)
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,584**	**1,859**
Cash flows from operating activities	715	–56
Cash flows from investing activities	1,662	331
Cash flows from financing activities	31	–22
Effects of exchange rate changes	–102	4
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,890**	**2,116**

*) The minimum reserve of BA-CA was reclassified from cash and cash balances to loans and receivables, resulting in changes in the comparative figures for the previous year.
The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets and disposal groups classified as held for sale.

Statement of changes in equity of the Bank Austria Creditanstalt Group

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39*)	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2006	**1,069**	**2,751**	**3,954**	**−293**	**125**	**−734**	**6,871**	**650**	**7,521**
Capital increase							–		–
Shares in controlling companies		−1					−1	2	1
Business combinations							–		–
Recognised income and expenses			308	−34	−25		249	31	280
Dividend paid							–		–
Other changes			−3				−3		−3
AS AT 31 MARCH 2006	**1,069**	**2,750**	**4,258**	**−327**	**100**	**−734**	**7,116**	**683**	**7,799**

*) Reserves in accordance with IAS 39	1 Jan. 2006	31 March 2006
Cash flow hedge reserve	−111	−132
Available-for-sale reserve	236	232
Total	125	100

€ M	SUBSCRIBED CAPITAL	CAPITAL RESERVES	RETAINED EARNINGS	FOREIGN CURRENCY TRANSLATION	RESERVES IN ACCORDANCE WITH IAS 39*)	ACTUARIAL LOSSES IN ACCORDANCE WITH IAS 19	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS	EQUITY
As at 1 January 2007	**1,069**	**2,859**	**6,482**	**−73**	**347**	**−757**	**9,927**	**213**	**10,140**
Capital increase	400	1,566					1,966		1,966
Changes in the group of consolidated companies			1,094	−149	−1		944	389	1,333
Shares in controlling companies							–		–
Business combinations							–		–
Recognised income and expenses			535	10	42		586	34	620
Dividend paid							–		–
Other changes							–		–
AS AT 31 MARCH 2007	**1,469**	**4,425**	**8,111**	**−213**	**388**	**−757**	**13,423**	**636**	**14,059**

*) Reserves in accordance with IAS 39	1 Jan. 2007	31 March 2007
Cash flow hedge reserve	−175	−160
Available-for-sale reserve	522	548
Total	347	388

Statement of recognised income and expenses

€ M	2007	2006
Gains on assets held for sale (available-for-sale reserve)	35	2
Gains on cash flow hedges (cash flow hedge reserve)	20	−32
Foreign currency translation – exchange differences	17	−39
Foreign currency translation relating to assets held for sale	–	1
Actuarial losses on defined-benefit plans	–	–
Taxes on items directly recognised in equity	−15	6
Recognised directly in equity	**57**	**−62**
Net profit	**563**	**341**
TOTAL OF INCOME AND EXPENSES RECOGNISED IN THE REPORTING PERIOD	**620**	**280**
Shareholders' equity	586	249
Minority interests	34	31

This presentation does not include the effects resulting from changes in the group of consolidated companies.

Notes to the Consolidated Financial Statements

of Bank Austria Creditanstalt

(1) Significant accounting policies

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). IAS 34 was applied to the interim report. The interim report covers the first three months of 2007 (1 January 2007 to 31 March 2007) and compares this period with the same period of the previous year.

As a result of the change in Bank Austria Creditanstalt's consolidation system to meet the reporting requirements of UniCredit, some of the comparative figures for the previous year had to be determined by approximation. This does not affect the overall conformity of the interim consolidated financial statements with IFRSs.

(2) Earnings per share

During the reporting period, no financial instruments with a dilutive effect on the bearer shares were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33. Based on the average number of shares outstanding, earnings per share for the first three months of 2007 were € 3.23. As the earnings of the new companies added to the group of consolidated companies are included as from 1 January 2007 (control), the calculation of the relevant figure in economic terms for earnings per share is based on the number of shares after the capital increase. Calculated on the basis of 202,031,740 shares, earnings per share for the first three months of 2007 were € 2.65 (comparative figure for the same period of the previous year before the capital increase: € 2.09). The annualised figures are € 10.58 for the reporting period and € 8.37 for the same period of the previous year before the capital increase. (Figure for the whole of 2006 based on the average number of shares in 2006: € 20.56).

(3) Changes in the group of consolidated companies in 2007

In the first quarter of 2007, the following UniCredit subsidiaries were transferred to Bank Austria Creditanstalt AG:

- Koç Finansal Hizmetler A.Ş., Turkey
- Bulbank AD, Bulgaria
- UniBanka a.s., Slovakia
- Zagrebačka banka d.d., Croatia
- Živnostenská banka a.s., Czech Republic
- UniCredit Romania S.A., Romania

The transfer was made in the form of a contribution in kind; in exchange, UniCredit S.p.A. received 55,000,000 new no-par value shares which do not carry dividend rights for 2006 at an issue price of € 105.33. In the IFRS financial statements, the transfer of the companies transferred as a contribution in kind was based on Group book values (totalling € 1,974.9 m), the acquired preliminary goodwill amounts to € 345.9 m. In accordance with IFRS 3, paragraph 3 (b), IFRS 3 does not apply to business combinations involving entities under common control.

Moreover, Bank Austria Creditanstalt AG, Vienna, took over from Bayerische Hypo- und Vereinsbank AG, Munich, its shareholding interest in International Moscow Bank, Moscow, for a purchase price of € 1,395.5 m. On 10 January 2007, Bank Austria Creditanstalt paid US$ 20.4 million to VTB Bank (France) SA for its share of the capital increase at International Moscow Bank effected in the meantime. With effect from that date, BA-CA's shareholding interest in International Moscow Bank was 19.77 per cent and the total purchase price in this connection was US$ 415.4 m. Following this transaction, Bank Austria Creditanstalt AG now holds 95.19% of the voting share capital; preliminary goodwill of International Moscow Bank amounts to € 818.3 m. Bank Austria Creditanstalt also acquired HVB Latvia AS, Latvia, for a purchase price of € 76.2 m. The goodwill resulting from the transaction is € 11.5 m.

All companies mentioned above were included in the group of consolidated companies as from 1 January 2007.

In the first quarter of 2007, a capital increase of € 484.6 m was carried out at Zagrebačka banka d.d. As a result, Bank Austria Creditanstalt's shareholding interest in Zagrebačka banka d.d., Zagreb, rose from 81.91 % to 84.49 %.

In the course of the new corporate branding process, HVB Bank Hungary and HVB Bank Latvia were renamed in the first quarter of 2007; the two banks are now operating under the name of UniCredit Bank.

Effects of changes in the group of consolidated companies

Assets	31 DEC. 2006 € M	ADDITIONS OF CONSOLIDATED SUBSIDIARIES*)	31 DEC. 2006 PRO FORMA
Cash and cash balances	1,584	1,427	3,010
Financial assets held for trading	16,676	1,153	17,829
Financial assets at fair value through profit and loss	487	101	588
Available-for-sale financial assets	9,697	1,361	11,058
Held-to-maturity investments	5,772	4,367	10,138
Loans and receivables with banks	32,486	5,987	38,472
Loans and receivables with customers	80,104	20,859	100,963
Investments in associates and joint ventures	1,890	55	1,944
Property, plant and equipment	1,373	705	2,079
Intangible assets	1,052	441	1,494
Tax assets	998	167	1,166
Non-current assets and disposal groups classified as held for sale	15	154	169
Other assets	2,123	345	2,468
TOTAL ASSETS	**154,255**	**37,122**	**191,377**

Liabilities and equity	31 DEC. 2006 € M	ADDITIONS OF CONSOLIDATED SUBSIDIARIES*)	31 DEC. 2006 PRO FORMA
Deposits from banks	48,309	6,905	55,213
Deposits from customers	54,969	23,870	78,839
Debt certificates including bonds	25,347	1,183	26,530
Financial liabilities held for trading	5,264	82	5,347
Financial liabilities at fair value through profit and loss	1,731	–	1,731
Tax liabilities	587	76	663
Liabilities included in disposal groups classified as held for sale	–	61	61
Other liabilities	3,394	1,114	4,508
Provisions	4,513	283	4,797
Insurance reserves	–	162	162
Equity	10,140	3,386	13,526
TOTAL LIABILITIES AND EQUITY	**154,255**	**37,122**	**191,377**

*) incl. intercompany items

Notes

Notes to the income statement

(4) Net interest income

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006
Interest income from	**2,387**	**1,458**
Loans and receivables and money market transactions	1,871	1,141
Financial instruments	273	163
Financial instruments held for trading	129	75
Other	114	79
Interest expenses for	**–1,535**	**–860**
Deposits	–1,231	–484
Debt certificates including bonds and other	–303	–376
NET INTEREST	**852**	**599**
Dividend income	9	15
Income from investments in companies valued at equity	29	19
NET INTEREST INCOME	**890**	**633**

(5) Net fee and commission income

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006
Lending business	42	35
Other services and advisory business	348	260
Other	127	121
NET FEE AND COMMISSION INCOME	**517**	**416**

(6) Net trading income

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006
Equity-related transactions	55	87
Interest-rate and currency-related transactions	106	79
NET TRADING INCOME	**161**	**166**

(7) Net other operating income / expenses

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006
Other operating income	57	23
Other operating expenses	–8	–18
NET OTHER OPERATING INCOME/EXPENSES	**49**	**5**

(8) Operating expenses

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006
Staff expenses	**502**	**401**
Wages and salaries	346	290
Social security contributions	90	60
Expenses for retirement benefits and other benefits	66	51
Other administrative expenses	**275**	**230**
Amortisation, depreciation and impairment losses on intangible and tangible assets	**72**	**68**
OPERATING EXPENSES	**849**	**699**

(9) Net writedowns of loans and provisions for guarantees and commitments

€ M	1 JAN.–31 MARCH 2007	1 JAN.–31 MARCH 2006
Allocations to provisions	201	205
Releases from provisions	–87	–91
Recoveries of loans and receivables previously written off	–7	–13
Direct write-offs	11	7
NET WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	**117**	**108**

Notes to the balance sheet

(10) Financial assets held for trading

€ M	31 MARCH 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Financial assets (non-derivatives)	**9,845**	**2,426**	**12,272**	**11,085**
Debt securities	9,323	1,537	10,860	9,603
Equity instruments and other securities	523	889	1,412	1,483
Positive market values of derivative financial instruments	**91**	**5,124**	**5,215**	**5,590**
TOTAL	**9,937**	**7,550**	**17,487**	**16,676**

(11) Financial assets at fair value through profit and loss

€ M	31 MARCH 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	218	44	262	204
Equity instruments and other securities	16	317	333	283
TOTAL	**234**	**361**	**595**	**487**

In the first three months of 2007, the positive effect in the Bank Austria Creditanstalt Group's income statement from financial assets at fair value through profit and loss was € 2 m.

(12) Available-for-sale financial assets

€ M	31 MARCH 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	5,052	2,001	7,053	5,739
Equity instruments and other securities	194	3,599	3,793	3,958
TOTAL	**5,246**	**5,600**	**10,846**	**9,697**

(13) Held-to-maturity investments

€ M	31 MARCH 2007	31 DEC. 2006
Debt securities	**9,399**	**5,772**

(14) Loans and receivables with banks – breakdown by product

€ M	31 MARCH 2007	31 DEC. 2006
Loans to central banks	**3,993**	**1,409**
Loans to banks	**34,240**	**31,077**
Current accounts and demand deposits	4,845	4,368
Money market placements	29,395	26,710
TOTAL	**38,233**	**32,486**
Loan loss provisions deducted from loans and receivables	36	6

Notes to the balance sheet continued

(15) Loans and receivables with customers – breakdown by product

€ M	31 MARCH 2007	31 DEC. 2006
Loans	72,201	54,984
Current accounts	14,047	14,042
Credit cards and personal loans	8,321	5,464
Finance leases	6,362	5,613
TOTAL	**100,931**	**80,104**
Loan loss provisions deducted from loans and receivables	3,545	2,655

(16) Property, plant and equipment

€ M	31 MARCH 2007	31 DEC. 2006
Assets for operational use	**1,549**	**839**
Owned	**1,495**	**785**
Land and buildings	1,073	570
Other	422	215
Leased	**55**	**54**
Investment property	**498**	**535**
TOTAL	**2,047**	**1,373**

(17) Intangible assets

€ M	31 MARCH 2007	31 DEC. 2006
Goodwill	2,395	836
Other intangible assets	342	217
TOTAL	**2,737**	**1,052**

(18) Other assets

€ M	31 MARCH 2007	31 DEC. 2006
Positive market values of derivative hedging instruments	1,017	1,207
Other	1,057	916
TOTAL	**2,074**	**2,123**

(19) Deposits from banks

€ M	31 MARCH 2007	31 DEC. 2006
Deposits from central banks	**9,081**	**7,554**
Deposits from banks	**46,259**	**40,754**
Current accounts and demand deposits	9,069	8,714
Money market deposits by banks	37,190	32,040
TOTAL	**55,340**	**48,309**

(20) Deposits from customers

€ M	31 MARCH 2007	31 DEC. 2006
Current accounts and demand deposits	34,048	27,172
Other liabilities	45,153	27,797
TOTAL	**79,201**	**54,969**

(21) Debt certificates including bonds

€ M	31 MARCH 2007	31 DEC. 2006
Listed securities	**12,802**	**12,005**
Bonds	12,400	11,600
Other securities	402	405
Unlisted securities	**13,142**	**13,342**
Bonds	10,836	10,859
Other securities	2,307	2,484
of which: certificates of deposit	*1,846*	*2,339*
TOTAL	**25,945**	**25,347**
of which: subordinated liabilities	*5,650*	*5,385*

(22) Financial liabilities held for trading

€ M	31 MARCH 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Negative fair values of derivative financial instruments	159	4,690	4,849	5,194
Other	40	78	118	70
TOTAL	**199**	**4,769**	**4,967**	**5,264**

(23) Financial liabilities at fair value through profit and loss

€ M	31 MARCH 2007			31 DEC. 2006
	LISTED	UNLISTED	TOTAL	
Debt securities	**191**	**1,629**	**1,820**	**1,731**

On balance, a positive change of € 8 m in the fair values of other debt securities totalling € 1,820 m was recognised in the income statement. In the first three months of 2007, changes in fair values resulting from changes in BA-CA's own credit rating (debt certificates including bonds, and financial liabilities at fair value through profit and loss) were € 3.1 m.

(24) Other liabilities

€ M	31 MARCH 2007	31 DEC. 2006
Negative market values of derivative hedging instruments	1,385	1,440
Other	2,733	1,954
TOTAL	**4,118**	**3,394**

(25) Provisions

€ M	31 MARCH 2007	31 DEC. 2006
Provisions for retirement benefits and similar obligations	3,751	3,714
Other provisions	1,048	799
TOTAL	**4,800**	**4,513**

Notes

Additional IFRS disclosures

(26) Employees

In the first quarter of 2007 and in the year 2006, the BA-CA Group employed the following average numbers of staff (full-time equivalents*):

Employees

	Q1 2007	2006
Salaried staff	34,187	30,884
Other employees	101	109
TOTAL	**34,288**	**30,993**
of which: in Austria	*10,952*	*11,118*
of which: abroad	*23,336*	*19,875*

*) Average full-time equivalents of staff employed in the BA-CA Group (consolidated companies, Turkey at 100%), excluding apprentices and employees on unpaid sabbatical or maternity/paternity leave

(27) Events after the date of the interim financial statements

In Slovakia, HVB Bank Slovakia a.s. and UniBanka a.s. merged as at 1 April 2007. The name of the merged bank is UniCredit Bank a.s.

The Austrian Federal Ministry of Social Affairs and Consumer Protection confirmed, by its decision of 26 April 2007, that an internal service regulation agreed in February 2007 is equivalent to the "BA-CA ASVG pension equivalent". The resulting actuarial effects are currently being determined.

The Bulgarian banking subsidiaries of Bank Austria Creditanstalt – Bulbank, HVB Bank Biochim and Hebros Bank – merged to form the new UniCredit Bulbank as at 27 April 2007 after official confirmation by the competent authorities. The bank's official name will be UniCredit Bulbank AD.

At the Annual General Meeting on 3 May 2007, a resolution was adopted with a majority of 98.6 per cent of the voting rights to transfer to UniCredit S.p.A. the BA-CA bearer shares held by minority shareholders against a cash compensation of € 129.40 pursuant to Section 1 of the Austrian Squeeze-out Act.

(28) Segment reporting

Segment reporting and quarterly data

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2007. The business segments are presented as independent units with their own capital resources and responsibility for their own results.

The definition of business segments is primarily based on organisational responsibility for customers.

Retail

Responsibility for the Retail Division covers Bank Austria Creditanstalt AG's business with private customers and small businesses and the credit card business.

Private Banking & Asset Management

The Private Banking & Asset Management Division comprises the subsidiaries BANK*PRIVAT*, Schoellerbank AG, Asset Management Gesellschaft AMG and Pioneer Investments Austria.

Corporates

The Corporates Division covers the sub-segment Large Corporates (multinational corporates, financial institutions, public sector) and Real Estate, business with medium-sized companies and cus-

tomers using specific products (e.g derivatives) as well as the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH and the leasing business of the Bank Austria Creditanstalt Leasing Group. The subsidiary CA IB Corporate Finance has been allocated to the Markets & Investment Banking Division with effect from 2007.

CEE

The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in the region of Central and Eastern Europe. From 2007, the CEE segment also includes the CEE units transferred from UniCredit and HVB to the Bank Austria Creditanstalt Group. Corporate finance business for CEE customers is being transferred to the Markets & Investment Banking Division.

Markets & Investment Banking

The Markets & Investment Banking Division essentially comprises the treasury activities of Bank Austria Creditanstalt AG. With effect from the beginning of 2007, this Division also includes the business of CA IB Corporate Finance (previously included in the Corporates Division) and the corporate finance business for CEE customers.

Corporate Center

"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise. Goodwill arising on acquisitions is also assigned to the individual business segments.

The result of each business segment is measured by the profit before tax and the net profit after tax earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments. The segment reporting data also show the net profit after tax.

The interest rate applied to investment of equity allocated to the business segments corresponds to the 3-month EURIBOR plus a margin of the average 5-year UniCredit credit spread. The rate applied to the business segments for investment of equity is determined for one year as part of the budgeting process.

Overhead costs are allocated proportionately to direct and indirect costs.

Capital allocated to the business segments in BA-CA AG previously amounted to 7% of risk-weighted assets. This previously uniform percentage rate was changed with effect from the beginning of 2007; the bank uses differentiated percentage rates according to the individual business segments:

Retail	6.00%
Private Banking & Asset Management	5.90%
Corporates	6.45%
CEE	6.45%
Markets & Investment Banking	6.80%

Capital allocation to subsidiaries reflects the equity capital actually available.

Additional IFRS disclosures continued

Segment reporting Q1 2007 / Q4 2006 / Q3 2006 / Q2 2006 / Q1 2006

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Net interest income	**Q1 2007**	**185**	**4**	**161**	**472**	**43**	**25**	**890**
	Q4 2006	**184**	**4**	**186**	**238**	**47**	**16**	**675**
	Q3 2006	**196**	**4**	**150**	**274**	**46**	**36**	**707**
	Q2 2006	**198**	**3**	**158**	**257**	**17**	**33**	**666**
	Q1 2006	**189**	**3**	**159**	**279**	**14**	**–12**	**633**
Net fee and commission income	Q1 2007	144	33	104	207	35	–6	517
	Q4 2006	146	28	102	92	17	–3	381
	Q3 2006	125	32	77	165	18	–4	413
	Q2 2006	131	33	105	172	27	–11	457
	Q1 2006	133	32	90	159	9	–7	416
Net trading income	Q1 2007	–	–	–	52	85	24	161
	Q4 2006	–	–	–2	–5	27	13	33
	Q3 2006	–	–	2	22	20	9	54
	Q2 2006	–1	–1	–	60	45	–11	93
	Q1 2006	–1	–	–1	28	108	31	166
Net other operating income/expenses	Q1 2007	–7	7	15	16	4	15	49
	Q4 2006	–4	12	2	–1	1	11	22
	Q3 2006	–8	6	14	–9	2	20	25
	Q2 2006	–1	8	8	–1	2	–1	14
	Q1 2006	–6	5	7	–5	1	3	5
Net non-interest income	**Q1 2007**	**137**	**40**	**119**	**275**	**123**	**32**	**728**
	Q4 2006	**142**	**40**	**102**	**86**	**45**	**21**	**436**
	Q3 2006	**118**	**38**	**94**	**178**	**40**	**25**	**493**
	Q2 2006	**129**	**40**	**114**	**231**	**74**	**–23**	**565**
	Q1 2006	**126**	**38**	**96**	**182**	**118**	**27**	**588**
TOTAL REVENUES	**Q1 2007**	**322**	**45**	**280**	**747**	**166**	**58**	**1,618**
	Q4 2006	**326**	**44**	**288**	**324**	**92**	**36**	**1,111**
	Q3 2006	**314**	**42**	**244**	**451**	**87**	**61**	**1,199**
	Q2 2006	**327**	**43**	**272**	**488**	**91**	**10**	**1,232**
	Q1 2006	**316**	**41**	**255**	**461**	**132**	**16**	**1,220**
OPERATING EXPENSES	**Q1 2007**	**–235**	**–23**	**–101**	**–380**	**–60**	**–52**	**–849**
	Q4 2006	**–172**	**–32**	**–113**	**–195**	**–54**	**–87**	**–653**
	Q3 2006	**–267**	**–24**	**–110**	**–231**	**–37**	**–30**	**–699**
	Q2 2006	**–264**	**–25**	**–115**	**–251**	**–45**	**–6**	**–706**
	Q1 2006	**–275**	**–25**	**–98**	**–240**	**–30**	**–31**	**–699**
OPERATING PROFIT	**Q1 2007**	**88**	**22**	**179**	**368**	**106**	**6**	**769**
	Q4 2006	**154**	**13**	**175**	**129**	**37**	**–50**	**458**
	Q3 2006	**47**	**18**	**134**	**220**	**49**	**32**	**500**
	Q2 2006	**63**	**19**	**157**	**238**	**46**	**3**	**526**
	Q1 2006	**41**	**16**	**157**	**221**	**102**	**–15**	**522**
Provisions for risks and charges	Q1 2007	–2	–	–	–14	–2	–	–18
	Q4 2006	–10	–	–	–2	–6	–88	–105
	Q3 2006	5	–	–	–5	–	–3	–4
	Q2 2006	–1	–	1	3	–	–3	–
	Q1 2006	–	–1	–	–2	–	–	–2

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Goodwill impairment	Q1 2007	–	–	–	–	–	–	–
	Q4 2006	–	–	–	–	–	–	–
	Q3 2006	–	–	–	–	–	–	–
	Q2 2006	–8	–	–	–	–	–	–8
	Q1 2006	–	–	–	–	–	–	–
Net writedowns of loans and provisions for guarantees and commitments	Q1 2007	–51	–	–17	–50	–	–	–117
	Q4 2006	–169	–	–73	–44	1	–2	–287
	Q3 2006	–142	–	–23	–29	–	–3	–197
	Q2 2006	–55	–	–4	–30	1	1	–87
	Q1 2006	–49	–	–23	–38	–	2	–108
Net income from investments	Q1 2007	12	–	2	3	1	39	58
	Q4 2006	1	–	–1	4	–	1,595	1,600
	Q3 2006	2	–1	–1	10	2	–7	6
	Q2 2006	–	–	4	–6	5	695	698
	Q1 2006	1	–	5	–3	–	6	10
Integration costs	Q1 2007	–	–	–	–2	–	–	–3
	Q4 2006	–1	–1	–	–12	–31	–203	–248
	Q3 2006	–	–	–	–	–	–	–
	Q2 2006	–	–	–	–	–	–	–
	Q1 2006	–	–	–	–	–	–	–
PROFIT BEFORE TAX	**Q1 2007**	**48**	**22**	**164**	**305**	**105**	**45**	**688**
	Q4 2006	**–24**	**11**	**101**	**76**	**1**	**1,253**	**1,418**
	Q3 2006	**–87**	**17**	**109**	**196**	**51**	**19**	**305**
	Q2 2006	**–1**	**19**	**158**	**204**	**53**	**696**	**1,128**
	Q1 2006	**–6**	**16**	**139**	**179**	**102**	**–8**	**421**
Income tax	Q1 2007	–12	–6	–38	–59	–24	14	–125
	Q4 2006	10	1	–24	–16	–10	114	75
	Q3 2006	21	–4	–25	–38	–9	4	–51
	Q2 2006	1	–4	–35	–45	–9	8	–84
	Q1 2006	2	–4	–31	–35	–18	6	–80
NET PROFIT	**Q1 2007**	**36**	**16**	**126**	**246**	**80**	**59**	**563**
	Q4 2006	**–14**	**12**	**78**	**60**	**–9**	**1,367**	**1,493**
	Q3 2006	**–67**	**13**	**85**	**158**	**43**	**23**	**254**
	Q2 2006	**–**	**14**	**122**	**159**	**44**	**705**	**1,044**
	Q1 2006	**–4**	**12**	**108**	**144**	**84**	**–2**	**341**
Risk-weighted assets (average, Austrian Banking Act)	**Q1 2007**	**16,563**	**441**	**31,554**	**43,673**	**4,431**	**4,613**	**101,275**
	Q4 2006	**17,051**	**455**	**32,602**	**21,056**	**3,290**	**4,291**	**78,745**
	Q3 2006	**16,690**	**404**	**32,735**	**25,281**	**3,206**	**3,788**	**82,104**
	Q2 2006	**16,231**	**400**	**30,909**	**26,739**	**3,287**	**2,209**	**79,776**
	Q1 2006	**16,282**	**504**	**30,827**	**25,805**	**3,281**	**1,768**	**78,467**
Equity allocated (average)	Q1 2007	1,056	233	2,301	6,611	429	2,669	13,300
	Q4 2006	1,191	208	2,510	3,486	318	1,452	9,166
	Q3 2006	1,206	170	2,550	3,172	309	960	8,367
	Q2 2006	1,163	148	2,373	3,950	378	–67	7,946
	Q1 2006	1,177	163	2,442	3,948	240	–422	7,548

Additional IFRS disclosures continued

€ M		RETAIL DIVISION	PRIVATE BANKING & ASSET MANAGEMENT DIVISION	CORPORATES DIVISION	CENTRAL EASTERN EUROPE DIVISION	MARKETS & INVESTMENT BANKING DIVISION	CORPORATE CENTER	BA-CA GROUP
Return on equity before tax in %	*Q1 2007*	*18.1*	*37.3*	*28.5*	*18.5*	*97.7*	*n.m.*)*	*20.7*
	Q4 2006	*–8.2*	*21.5*	*16.2*	*8.7*	*0.9*	*n.m.*	*61.9*
	Q3 2006	*–29.0*	*40.7*	*17.2*	*24.7*	*66.5*	*n.m.*	*14.6*
	Q2 2006	*–0.3*	*50.7*	*26.6*	*20.6*	*55.7*	*n.m.*	*56.8*
	Q1 2006	*–2.2*	*38.3*	*22.7*	*18.1*	*170.0*	*n.m.*	*22.3*
Return on equity after tax before deduction of minority interests in %	*Q1 2007*	*13.7*	*27.5*	*21.9*	*14.9*	*75.0*	*n.m.*	*16.9*
	Q4 2006	*–4.7*	*22.8*	*12.4*	*6.9*	*–11.8*	*n.m.*	*65.2*
	Q3 2006	*–22.2*	*31.0*	*13.3*	*19.9*	*55.0*	*n.m.*	*12.2*
	Q2 2006	*0.1*	*38.7*	*20.6*	*16.1*	*46.1*	*n.m.*	*52.6*
	Q1 2006	*–1.4*	*29.2*	*17.6*	*14.5*	*140.3*	*n.m.*	*18.1*
Cost/income ratio in %	*Q1 2007*	*72.8*	*51.1*	*36.0*	*50.8*	*36.0*	*n.m.*	*52.5*
	Q4 2006	*52.8*	*71.4*	*39.2*	*60.2*	*59.3*	*n.m.*	*58.8*
	Q3 2006	*85.0*	*57.0*	*45.0*	*51.3*	*43.2*	*n.m.*	*58.3*
	Q2 2006	*80.7*	*57.1*	*42.4*	*51.3*	*49.3*	*n.m.*	*57.3*
	Q1 2006	*87.1*	*60.2*	*38.4*	*52.1*	*23.0*	*n.m.*	*57.3*
Risk/earnings ratio in %	*Q1 2007*	*27.3*	*n.m.*	*10.7*	*10.5*	*–*	*n.m.*	*13.2*
	Q4 2006	*91.6*	*n.m.*	*39.2*	*18.5*	*1.4*	*n.m.*	*42.5*
	Q3 2006	*72.2*	*n.m.*	*15.5*	*10.6*	*0.6*	*n.m.*	*27.9*
	Q2 2006	*27.8*	*n.m.*	*2.6*	*11.7*	*6.2*	*n.m.*	*13.0*
	Q1 2006	*25.6*	*n.m.*	*14.7*	*13.5*	*–*	*n.m.*	*17.1*

*) not meaningful

Information required under Austrian law

(29) Consolidated capital resources and regulatory capital requirements

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ M	31 MARCH 2007	31 DEC. 2006
Core capital (Tier 1)	**10,407**	**8,501**
Paid-in capital	*1,469*	*1,069*
Capital reserve	*7,547*	*2,154*
Revenue reserve	*1,056*	*1,054*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,072*
Untaxed reserves	*83*	*83*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–3,342*	*225*
Fund for general banking risks	*2,150*	*2,150*
– Intangible assets	*–629*	*–306*
Supplementary elements (Tier 2)	**4,520**	**3,158**
Undisclosed reserves	*99*	*9*
Supplementary capital	*924*	*912*
Participation capital	*–*	*–*
Revaluation reserve	*68*	*57*
Subordinated capital	*3,429*	*2,180*
Deductions	**–954**	**–886**
NET CAPITAL RESOURCES (TIER 1 PLUS TIER 2 MINUS DEDUCTIONS)	**13,973**	**10,773**
REQUIREMENT FOR THE BANKING BOOK	**7,712**	**5,851**
Assessment basis (banking book)	**96,400**	**73,136**
Tier 1 capital ratio	*10.80%*	*11.62%*
Total capital ratio	*14.49%*	*14.73%*
AVAILABLE TIER 3	**496**	**496**
Requirement for the trading book and for open foreign exchange positions	336	245
REQUIREMENT COVERED BY TIER 3	**336**	**245**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 March 2007

€ M RISK WEIGHTINGS	ASSETS AND OFF-BALANCE SHEET POSITIONS	WEIGHTED AMOUNTS	CAPITAL REQUIREMENT
0%	41,439	–	–
10%	1,072	107	9
20%	14,744	2,949	236
50%	19,281	9,640	771
100%	71,491	71,491	5,719
Investment certificates	1,435	579	46
ASSETS	**149,462**	**84,766**	**6,781**
Off-balance sheet positions	51,368	11,615	929
Special off-balance sheet positions	10,031	19	2
BANKING BOOK	**210,861**	**96,400**	**7,712**

Income Statement

of our Consolidated Banking Subsidiaries in CEE[1)]

€ M	TURKEY[2)] Q1 2007	TURKEY[2)] Q1 2006	TURKEY[2)] %	RUSSIA Q1 2007	RUSSIA Q1 2006	RUSSIA %	CROATIA Q1 2007	CROATIA Q1 2006	CROATIA %
Net interest income	**114.1**	**105.5**	**+8%**	**76.9**	**57.6**	**+34%**	**65.0**	**66.3**	**−2%**
Net fee and commission income	52.0	50.7	+3%	25.0	9.5	>100%	26.3	22.8	+15%
Net trading income	6.8	3.7	+86%	5.7	24.6	−77%	5.6	3.5	+63%
Net other operating income/expenses	10.7	5.1	>100%	1.7	0.0	–	3.1	2.9	+5%
Net non-interest income	**69.5**	**59.4**	**+17%**	**32.4**	**34.1**	**−5%**	**35.0**	**29.2**	**+20%**
TOTAL REVENUES	**183.6**	**164.9**	**+11%**	**109.3**	**91.7**	**+19%**	**100.0**	**95.5**	**+5%**
OPERATING EXPENSES	**−92.2**	**−89.7**	**+3%**	**−40.6**	**−34.1**	**+19%**	**−56.6**	**−59.9**	**−5%**
OPERATING PROFIT	**91.4**	**75.2**	**+21%**	**68.7**	**57.6**	**+19%**	**43.4**	**35.6**	**+22%**
Provisions for risk and charges	−13.4	−6.1	>100%	0.0	0.0	–	−0.5	−0.3	+67%
Net writedowns on loans	−9.9	−7.9	+24%	−7.2	−4.0	+83%	−1.4	−5.9	−76%
Net income from investments	0.4	0.7	−47%	0.0	0.0	–	1.2	1.6	−24%
Integration costs	−0.1	0.0	–	0.0	0.0	–	0.0	0.0	–
PROFIT BEFORE TAX	**68.3**	**61.9**	**+10%**	**61.4**	**53.7**	**+14%**	**42.7**	**31.0**	**+38%**
Cost/income ratio	50.2%	54.4%		37.2%	37.2%		56.6%	62.7%	
Exchange rate	1.849	1.597		34.479	33.730		7.366	7.342	
Appreciation/depreciation against the euro	−14%			−2%			0%		

€ M	CZECH REPUBLIC Q1 2007	CZECH REPUBLIC Q1 2006	CZECH REPUBLIC %	SLOVAKIA Q1 2007	SLOVAKIA Q1 2006	SLOVAKIA %	SLOVENIA Q1 2007	SLOVENIA Q1 2006	SLOVENIA %
Net interest income	**49.6**	**43.7**	**+14%**	**19.7**	**18.3**	**+7%**	**7.8**	**7.8**	**−0%**
Net fee and commission income	25.8	23.9	+8%	5.6	6.4	−12%	4.2	3.7	+12%
Net trading income	0.6	5.8	−90%	7.3	−1.1	–	0.7	−0.5	–
Net other operating income/expenses	0.4	−0.9	–	0.6	0.0	–	0.0	0.0	–
Net non-interest income	**26.9**	**28.9**	**−7%**	**13.5**	**5.3**	**>100%**	**4.8**	**3.2**	**+53%**
TOTAL REVENUES	**76.5**	**72.6**	**+5%**	**33.2**	**23.6**	**+40%**	**12.7**	**11.0**	**+15%**
OPERATING EXPENSES	**−34.5**	**−33.4**	**+3%**	**−17.0**	**−15.4**	**+11%**	**−6.9**	**−6.3**	**+9%**
OPERATING PROFIT	**42.0**	**39.2**	**+7%**	**16.2**	**8.3**	**+95%**	**5.7**	**4.7**	**+23%**
Provisions for risk and charges	0.0	0.0	–	0.0	1.3	–	0.0	0.0	–
Net writedowns on loans	−4.1	−5.1	−20%	−1.6	−1.7	−1%	−1.1	−1.0	+14%
Net income from investments	0.0	−5.3	–	0.3	1.2	−76%	0.0	0.2	–
Integration costs	−0.2	0.0	–	−0.2	0.0	–	0.0	0.0	–
PROFIT BEFORE TAX	**37.8**	**28.8**	**+31%**	**14.7**	**9.2**	**+60%**	**4.6**	**3.9**	**+19%**
Cost/income ratio	45.1%	46.0%		51.2%	64.9%		54.7%	57.5%	
Exchange rate	28.037	28.581		34.347	37.497				
Appreciation/depreciation against the euro	2%			9%					

1) Q1 2006 pro forma
2) pro quota

BULGARIA			ROMANIA			HUNGARY		
Q1 2007	Q1 2006	%	Q1 2007	Q1 2006	%	Q1 2007	Q1 2006	%
44.9	**38.6**	**+16%**	**22.9**	**32.3**	**−29%**	**35.1**	**28.4**	**+23%**
17.5	12.8	+36%	18.9	14.6	+29%	18.3	13.8	+33%
1.7	4.1	−58%	17.5	4.8	>100%	4.9	3.0	+65%
0.6	1.2	−47%	−1.3	−0.1	–	0.0	0.0	–
19.9	**18.2**	**+9%**	**35.2**	**19.3**	**+82%**	**23.2**	**16.7**	**+39%**
64.7	**56.8**	**+14%**	**58.1**	**51.6**	**+13%**	**58.3**	**45.2**	**+29%**
−27.0	**−26.2**	**+3%**	**−28.5**	**−25.0**	**+14%**	**−28.6**	**−21.3**	**+34%**
37.7	**30.6**	**+23%**	**29.5**	**26.5**	**+11%**	**29.7**	**23.9**	**+24%**
0.1	0.3	−66%	0.0	0.0	–	0.0	0.0	–
−6.8	−4.0	+69%	−5.0	−7.9	−37%	−3.9	−3.0	+27%
0.2	6.2	−97%	0.1	−0.2	–	1.1	0.0	–
0.0	0.0	–	−0.1	−0.4	−83%	−1.0	0.0	–
31.1	**33.1**	**−6%**	**24.6**	**18.1**	**+36%**	**25.9**	**20.9**	**+24%**
41.8%	46.0%		49.1%	48.5%		49.0%	47.1%	
1.956	1.956		3.381	3.574		252.318	256.138	
0%			6%			2%		

BOSNIA			SERBIA			BALTICS			CEE BANKS TOTAL		
Q1 2007	Q1 2006	%	Q1 2007	Q1 2006	%	Q1 2007	Q1 2006	%	Q1 2007	Q1 2006	%
18.3	**7.5**	**>100%**	**8.2**	**6.5**	**+28%**	**2.8**	**4.4**	**−37%**	**465**	**417**	**+12%**
7.2	4.0	+80%	3.9	2.7	+45%	0.1	0.7	−89%	205	166	+24%
0.8	0.0	–	1.2	1.6	−27%	−0.7	0.4	–	52	50	+4%
0.3	0.8	−61%	−0.1	−0.1	−28%	0.0	0.0	−88%	16	9	+82%
8.3	**4.8**	**+72%**	**5.0**	**4.2**	**+19%**	**−0.6**	**1.1**	**–**	**273**	**224**	**+22%**
26.5	**12.3**	**>100%**	**13.3**	**10.7**	**+24%**	**2.2**	**5.5**	**−60%**	**738**	**641**	**+15%**
−17.8	**−8.2**	**>100%**	**−7.0**	**−6.0**	**+17%**	**−1.3**	**−4.3**	**−69%**	**−358**	**−330**	**+9%**
8.7	**4.1**	**>100%**	**6.2**	**4.6**	**+34%**	**0.9**	**1.2**	**−28%**	**380**	**311**	**+22%**
−0.1	0.0	–	0.0	0.0	–	0.0	0.0	–	−14	−5	>100%
0.7	−1.8	–	−1.1	−2.3	−53%	0.6	−0.8	–	−41	−45	−10%
0.0	0.0	–	0.0	0.0	+50%	0.0	0.0	–	3	4	−25%
−0.4	0.0	–	0.0	0.0	–	−0.4	0.0	–	−2	0	>100%
9.0	**2.4**	**>100%**	**5.1**	**2.3**	**>100%**	**1.1**	**0.5**	**>100%**	**326**	**265**	**+23%**
67.2%	66.5%		53.1%	56.6%		59.4%	77.5%		48.5%	51.5%	
1.956	1.956		80.042	87.045							
0%			9%								

Investor Relations

Investor Relations of Bank Austria Creditanstalt

Schottengasse 6 – 8, 1010 Vienna, Austria

Tel: (+ 43) (0)5 05 05-588 53	Fax: (+ 43) (0)5 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Michael Bauer Tel: (+ 43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Ratings

	LONG-TERM	SUBORDINATED LIABILITIES	SHORT-TERM
Moody's[1]	Aa2	Aa3	P-1
Standard & Poor's[2]	A+	A	A-1

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt and subordinated debt rating remain rated AA+.

Financial calendar

11 May 2007	Dividend payment date
3 August 2007	Results for the first six months of 2007
13 November 2007	Results for the first nine months of 2007

All information is available electronically at http://ir.ba-ca.com

Published by
Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6-8
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Editor: Investor Relations

Photographs: UniCredit; Stephan Huger

Basic design: Mercurio S.r.L., Milan

Graphics: Horvath, Leobendorf

Printed by: Holzhausen

The Annual Report is available from
Bank Austria Creditanstalt AG
Public Relations
P. O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
email: pub@ba-ca.com
24h ServiceLine: within Austria: 05 05 05-25; from abroad: + 43 5 05 05-25
Switchboard: within Austria: 05 05 05-0; from abroad + 43 5 05 05-0

Notes
This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks – such as those mentioned in the risk report – materialise to an extent not anticipated, actual results may vary from those expected at present. Market share data are based on the most recent information available at the editorial close of the Interim Report.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company. In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer
This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Interim Report
9 May 2007

Bank Austria Creditanstalt

Member of UniCredit Group

[redacted]

IR Release

18.04.2007

BA-CA comments on the initiation of proceedings of the Austrian Takeover Commission upon application by a London-based hedge fund: BA-CA again rejects allegations of Polygon hedge fund

....

Bank Austria Creditanstalt makes the following statements in response to the Polygon hedge fund's application, published in today's "Amtsblatt der Wiener Zeitung" (Official Gazette), for proceedings to be initiated by the Austrian Takeover Commission:

1. The allegations of the Polygon hedge fund that the statement made by BA-CA's Management Board on UniCredit's takeover bid in 2005 was incomplete or incorrect are completely unfounded. The Management Board acted in the interests of all shareholders of BA-CA, its customers and its employees.

2. BA-CA has already disproved the allegations of the hedge fund and will further disprove them in the proceedings that have now been initiated. At the time BA-CA's Management Board made its statement, a sale of Bank BPH was not under consideration at BA-CA. As Polygon has made an application for proceedings to be initiated, the Austrian Takeover Commission is required by law to initiate proceedings. However, this formal act does not involve any assessment of the Polygon hedge fund's prospects of success.

3. Overall, the integration in UniCredit Group has significantly strengthened BA-CA: the bank has recently taken over the direct and indirect shareholdings in CEE banks as well as banking activities in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Latvia, Lithuania, Romania, Russia, Slovakia and Turkey. At the same time, BA-CA sold its equity interest in the Polish Bank BPH, because it was a requirement of the Polish authorities to have the banking activities in Poland held directly by UniCredit. The valuations of the companies and of the transactions were carried out by independent experts, and fairness opinions were obtained from international investment banks. The allegations of Polygon in connection with the sale of Bank BPH are not becoming more correct by being frequently repeated, they remain wrong.

IR Release download (PDF 109 KB)

Press Release

23.05.2007

Journalism prize "Writing for CEE" to be awarded for a fourth time

For the fourth time, Bank Austria Creditanstalt (BA-CA), a member of the UniCredit Group, in co-operation with the APA – Austria Presse Agency is announcing the prestigious journalism prize "Writing for CEE". Journalists from the countries of Central and Eastern Europe (CEE) are invited to submit their articles for the competition. The winner of the award will gain a prize money of 5,000 euros.

Until 31 July 2007 journalists have the possibility to hand in articles already published in print or internet media in the period from 1 August 2006 to 31 July 2007. Radio-, TV- and online transcripts are also eligible and welcome. Requirements for submission are: the article in its original language, an English translation as well as the author's curriculum vitae. Detailed information as well as the application form for "Writing for CEE" can be downloaded from the Internet at http://www.apa.at/cee-award. Applications can be sent to the e-mail address cee.award@apa.at. The winner of the prize will be announced in November 2007 in a festive ceremony held in Vienna.

The prize, which was awarded for the first time in 2004, was established to promote well-founded journalistic discussion of issues regarding European integration. In 2006, Bosnian journalist Šefik Dautbegovic was awarded the prize. His ironic description of the search for a path from the Bosnian capital Sarajevo to Europe captured the jury. Dautbegovic was born in 1948 in Prozor and has been working since 1973 for the Sarajevo newspaper Oslobodjenje. The year before, Bulgarian journalist Diana Ivanova was awarded the "Writing for CEE" prize.

The members of the international jury are Jiri Pehe, former advisor of Vaclav Havel, Slovak publisher Michael Berko, Slovenian author Jože Hudezcek, Polish journalist Igor Janke, Hungarian radio journalist Júlia Váradi, the Head of Communications CEE of BA-CA, Ildiko Füredi-Kolarik, as well as the head of the APA Foreign Policy Desk, Ambros Kindel.

Enquiries: Bank Austria Creditanstalt, Communications CEE;
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102;
e-mail: ildiko.fueredi-kolarik@ba-ca.com

Press Release

22.05.2007

Bank Austria Creditanstalt Job Notice: Gerald Krenn New Head of Retail Marketing

On 1 May Gerald Krenn, 39, became the new Head of Retail Marketing. He succeeded Martin Hehemann, 42, who has been appointed Head of Brand Management at the UniCredit Group Holding but who will remain responsible for the Identity & Communications department at Bank Austria Creditanstalt (BA-CA). Gerald Krenn's responsibilities include the planning, production and management of all retail marketing activities at the bank's branches in Austria.

In his new function Gerald Krenn will report directly to Willibald Cernko, the BA-CA Management Board member responsible for private and corporate customers. Parallel to this, he will also co-ordinate Customer Satisfaction Management in Austria, Germany and Italy. As divisional manager Krenn will report to Roberto Nicastro, Head of the Retail Division at UniCredit.

Gerald Krenn joined the BA-CA Group in 1988 and has had a "classic" sales career. After serving as the market manager for Vienna-Floridsdorf, he was responsible for communication, change management and training within the framework of a large-scale sales project. In his most recent position Krenn was head of the newly created Customer Satisfaction Management unit in the Austrian private customer segment. Gerald Krenn is married and has two children.

Enquiries: Bank Austria Creditanstalt Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819;

A printable photograph of Gerald Krenn is available for download and may be reproduced free of charge.

Press Release

21.05.2007

UniCredit Group CEE analysis: CEE households continue to improve their standards of living

- **Financial wealth of CEE households rose to EUR 583 billion in 2006**
- **Investment in one's home is becoming a primary objective of households in CEE**

In 2006, financial assets held by CEE households[1] continued to increase, posting double-digit growth for the third year in a row to reach EUR 583 billion (+14 per cent, 2005: EUR 510 billion), or 57 per cent of GDP. This is a result of the solid performance of CEE economies, a strong asset price rally and sustained accumulation of funds in pension schemes. Now, the CEE region accounts for roughly 1% of global wealth, expected to have topped EUR 81 trillion[2] in 2006.

Financial deepening on the assets side was matched by even faster expansion of households' indebtedness throughout the CEE region. 2006 was another year of dynamic growth in banks' lending activity, with household debt climbing by 33 per cent year-on-year (2005: 43 per cent, 2001: 6 per cent) to almost EUR 180 billion. Nevertheless, as a proportion of GDP, households' indebtedness appears to be still relatively low in the CEE region: in 2006, households' liabilities reached the level of 17 per cent, compared with 54 per cent in the euro area. "This shows that despite fast convergence, there is still potential for further growth in the CEE region", says Erich Hampel, Head of the CEE Division of UniCredit Group and CEO of Bank Austria Creditanstalt.

Households are increasingly investing in real estate; there is strong demand for housing financed by mortgages. Households are actually continuing to save, but they are gradually shifting their savings to the real estate market. "Households in CEE are adapting their consumption habits to new and improved standards of living. At the same time, they are increasingly investing in their home. Consumption in the region is marked by fast income growth and improved access to the credit market, which in turn is also supported by a wealth effect arising from fast growth of house prices", says Debora Revoltella, CEE Chief Economist of UniCredit Group.

Regional differences remain

Nevertheless, there are important regional differences. Investment in tangible assets and consumption have not yet crowded out financial wealth accumulation in Bulgaria, Poland, Slovenia and more recently Croatia, where both net wealth[3] and corrected net wealth over GDP ratios have been on a steady upward path.

An opposite trend can be seen in Romania, Slovakia, Russia and Turkey. In these countries, individuals seem to be extremely keen on quickly taking advantage of new opportunities. They are increasingly relying on the convergence process to improve their living standards, benefiting from bright economic prospects and soaring asset prices. It should be noted that, due to the marked polarisation of incomes in the case of Russia and Turkey, care should be taken in drawing any conclusions as to the average behaviour of households.

In the case of Hungarian and Czech households, a declining trend in the net wealth over GDP ratio is accompanied by an upward trend in the corrected measure of wealth, signalling that strong demand for housing is still driving the switch from financial savings towards tangible assets.

Financial portfolio of households in CEE becomes more sophisticated

With regard to asset allocation, the gradual switch from traditional to alternative and specialised savings instruments made further progress in the CEE region last year. This development was supported by strong increases in asset prices and a strong performance of local capital markets. The increasing diversification of financial assets held by households reflects generally low deposit rates and high returns on other types of investment, with

equities and mutual fund investments benefiting the most.

While cash holdings remained almost constant over time, savings kept in traditional bank deposits continued to lose ground, dropping to 51 per cent as a percentage of total wealth (2000: 65 per cent). Clearly, the decline was more visible in countries with more highly developed financial markets (i.e. Poland, Hungary and the Czech Republic), while bank deposits continue to play a strong role in the case of Romania, Turkey, Croatia and Bulgaria, where financial markets still tend to be bank-based and interest rates are still relatively high (as in the case of the first two countries). Similar trends are discernible in Russia, where growth in deposits is benefiting from changes in the behaviour of the conservative part of the population, who used to rely on cash (mainly in foreign currencies) under the mattress as their main savings vehicle.

The increasingly stable macroeconomic environment also had a positive effect on insurance business, with demand in the segment of life insurance products rising faster than incomes, especially in countries where a fully reformed pension system is not yet in place (i.e. Romania, Slovenia, Turkey, and to a lesser extent, the Czech Republic). "Pension funds remain by far the most promising and fastest growing component of financial assets", says CEE economist Debora Revoltella. They have almost tripled their share in total wealth to reach 9 per cent at the end of last year. Clearly, participation in fully funded pillars and the relative size of assets accumulated is already high in those countries which were the first to introduce the 2nd mandatory pillar – e.g. in Poland and Hungary with a participation ratio of 83 per cent and 68 per cent, respectively, as well as in Bulgaria and Croatia. Further rises in the near future are expected in those countries where the 2nd pillar started recently (Slovakia) or is supposed to start in the near future (Romania).

Mortgages continue to have the largest potential

In line with developments in the euro area, mortgages remain the main driver of the recent boom in credit (outpacing consumer loans in terms of overall weight in total liabilities). Mortgage loans have grown by an average 44 per cent over the 2000-2006 period, fuelled by both demand and supply factors. But overall, mortgage credit is only 7 per cent of GDP in the CEE region, significantly lower than the level of 38 per cent recorded in the euro area. "These figures indicate a huge potential for further growth in the mortgage loan business in the longer term", says Erich Hampel. "International banks such as UniCredit Group have substantial experience in this field and are able to contribute know-how and state-of-the-art products to the CEE countries. This generates added value, both for people in CEE and for banks."

Bright economic prospects

Good economic prospects will continue to support the accumulation of households' financial wealth in the region. Improvements in the financial position of households in CEE will further increase the level of wealth penetration compared to GDP, expected to reach 61 per cent in 2009 (2006: 57 per cent). Particularly strong growth (in the range of 20 to 25 per cent p.a.) in the accumulation of wealth is anticipated in fast-developing countries like Russia, Serbia, Romania, and Bosnia and Herzegovina. Sustained growth on the assets side will be accompanied by an even faster expansion of households' indebtedness, propelled by increasing demand for durables, a far-from saturated housing market and fierce competition in the financial sector. Based on those factors, the CEE economists of UniCredit Group anticipate an average annual increase of 19 per cent in CEE households' liabilities in the 2007-2009 period, to reach 22 per cent of GDP in 2009 (2006: 17 per cent). Mortgages are expected to display the largest potential increasing by 22 per cent per year and accounting for most of the growth in households' indebtedness in the whole region. "Investment in one's home will remain the primary objective of households. A significant part of households' savings continues to be directed towards the real estate market, against the background of a fast-developing mortgage market", says CEE Chief Economist Revoltella.

UniCredit Group will continue to grow

Based on the excellent economic outlook for the region, UniCredit Group aims to further expand its leading position and pursue further growth in the fast-growing region of Central and Eastern Europe. Through organic growth, the Group will open some 200 new branches by the end of 2008. The main destinations for expansion are the growth markets of Russia, Turkey and Ukraine as well as Hungary. The Group is planning to win a total of at least one million new customers in these countries by the end of next year. In addition to expanding its branch network, the Group also wants to open up new markets: as a first step, it will open representative offices in Montenegro, Belarus and Kazakhstan. "We are pursuing our course in a consistent manner. As market leader in Central and Eastern Europe, our objective is to get even closer to our customers and their needs. The new branches and offices in three new markets which we will make available to our customers will enhance our presence while enabling us to use opportunities in the CEE growth markets," says Erich Hampel, Head of UniCredit Group's CEE Division.

UniCredit Group ranks among the five leading financial services groups in Europe, with a market capitalisation of over EUR 70 billion, 142,000 employees, 35 million customers and 7,200 branches in 20 countries. The Group has total assets of EUR 823 billion (as at 31 December 2006). UniCredit Group operates the largest banking network in the CEE region: 65,000 employees serve 24 million customers in 17 countries. With total assets of EUR 114 billion in CEE, the Group is about double the size of its nearest competitor.

The publication to the study "CEE Households' Wealth and Debt Monitor" is available here.

Requests: Communications CEE
Ildiko Füredi-Kolarik, phone +43 50505 56102, ildiko.fueredi@ba-ca.com

[1]CEE: BG, HR, CZ, HU, PL, RO, SI, SK and TK. RU excluded.

[2]PGMA estimate based on preliminary data of OECD, CBs and BCG including North America (US & Canada), Europe (East and West), Asia, Pacific, Latin America and Middle East.

[3]Measured as gross financial wealth minus the non-mortgage component of debt

Press Release

15.05.2007

Bank Austria Creditanstalt Job Notice: Martin Steininger becomes Board Member at Mezzanin Finanzierungs AG

....

Starting from June, Martin Steininger (33) will be a new Board Member at Mezzanin Finanzierungs AG. He is replacing Christian Künzl, who is moving on to new professional challenges outside the banking group. At this occasion Mezzanin AG thanks Christian Künzl for his contribution to the company´s successful business development. In his new position, Mr. Steininger will be specifically responsible for deal flow and investments. Johann Toth remains the Chairman of the Board at Mezzanin AG.

Mr. Steininger began his professional career in the field of tax and corporate consulting. In 2002, he started work at Mezzanin Finanzierungs AG as an investment manager. Two years ago he was granted full commercial powers of representation. A native of Vienna, Mr. Steininger has played a key role in developing the fund and is an expert in tax-related matters. He is married and has one daughter.

Mezzanin Finanzierungs AG is Austria's first specialist bank for mezzanine capital. Its fund volume amounts to EUR 100 million, of which some 57% has been committed so far. Mezzanin AG finances acquisitions in the form of corporate takeovers, management buy-outs, buy-ins and succession arrangements. It also specializes in investment projects in the fields of expansion, investment and project finance. In 2006, Mezzanin Finanzierungs AG had a balance sheet total of EUR 33.6 million and achieved a result on ordinary business activities amounting to almost EUR 3 million.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 Ext. 52819;
E-Mail: tiemon.kiesenhofer@ba-ca.com

A printable photograph of Martin Steininger is available for download and may be reproduced free of charge.

Press Release

14.05.2007

BA-CA Business indicator:
Strong first quarter pushes growth in 2007 to over 3 percent

....

- **Business indicator reaches its highest level since 1990**
- **First rise in consumption evident, exports and industry still performing well**
- **Slowdown expected later in the year**

The economic indicator of Bank Austria Creditanstalt (BA-CA) rose in April to 4.7, its highest level since 1990. "Confidence abroad and the further improvement in consumer sentiment are responsible for this historic value," said Marianne Kager, Chief Economist at BA-CA.

Consumer sentiment in Austria rose considerably in the second half of 2006 and the trend was sustained this year. April saw consumer sentiment climb again to reach to its highest level since the survey started. "The further sharp upswing in consumer sentiment in April points to a continuation of the good performance of the retail sector in the rest of the year," commented BA-CA's Stefan Bruckbauer.

Together with a further slight improvement in confidence abroad, the upward trend in consumer sentiment in Austria was also strong enough to counter the evident slide in optimism on the part of industry and again push up the overall BA-CA business indicator.

Growth accelerates again in the first quarter

Given the positive trend in the leading economic indicators, BA-CA anticipates that economic growth in Austria in the first quarter of 2007 is even slightly higher than in the fourth quarter of 2006 and will consequently again exceed 3 percent. "The year-on-year growth rate in the first quarter could be the highest in this economic cycle," added Stefan Bruckbauer. Although industrial output has notably declined compared to the last three quarters, retail, services and the construction sector, boosted not least by the weather, have ensured strong growth.

Investments were again correspondingly strong and growth in private consumption visibly accelerated. In contrast, exports slowed, while imports increased as a result of good domestic demand. Nevertheless, the economists at BA-CA assume that net exports will be positive for the first quarter, albeit at a significantly lower level than in the previous three months.

Over the rest of the year, however, the economists at BA-CA expect a noticeable slowdown in economic growth. Although consumption demand will remain buoyant as a result of the high level of employment, industry has already peaked and weakening demand from abroad is leading to a discernible downturn. The construction industry will not be able to maintain the particularly fast pace of growth it achieved in the first quarter. Economic expansion will weaken accordingly in the second quarter and annual growth rates will slide from over 3.5 percent towards 2.5 percent in the fourth quarter. "Despite the downturn we expect later in the year, the strong first quarter means that Austria will again achieve economic growth of over 3 percent in 2007," explained Kager.

The economists at BA-CA expect the pace of growth for the second half of 2007 to continue in 2008, but this will lead to expansion of notably less than 3 percent on average for the year. "We assume that the growth rate of 3.1 percent for this year will fall to 2.3 percent in 2008," said Stefan Bruckbauer of BA-CA commenting on the outlook for next year.

Charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)5 05 05 ext. 41951
E-mail: stefan.bruckbauer@ba-ca.com

Press Release

07.05.2007

Global Finance awards UniCredit Group Best Investment Bank in CEE

- **Global Finance: UniCredit (CA IB) is best in CEE investment banking, equity and M&A**
- **Acquisitions Monthly: UniCredit (CA IB) Continental Financial Adviser of the Year**

The financial magazines Global Finance and Acquisitions Monthly have acknowledged the outstanding role of UniCredit Group in the field of investment banking in Europe. Global Finance will present UniCredit (CA IB) "Best Investment Bank" in Central and Eastern Europe in its June 2007 issue. The industry magazine Acquisitions Monthly awarded UniCredit (CA IB) "Continental Financial Adviser of the Year".

Together with its overall "Best Investment Bank" award, US-based Global Finance magazine will name UniCredit Group "Best Equity Bank" and "Best M&A Bank". As publisher Joseph D. Giarraputo put it, "We're not just picking the biggest, we're choosing the best".

Acquisitions Monthly, the international M&A and buyouts magazine, refers to the achievements of UniCredit Group, beating the global players in European investment banking, as follows: "With its widespread network in Central and Eastern Europe, CA IB is a unique institution with unparalleled commitment to the region. (...) No other investment bank has a comparable profile in the region."

About UniCredit Markets & Investment Banking
UniCredit Group is one of the largest European banking groups with a core presence in 20 countries and over 7,200 branches. It serves 35 million customers. Within the Group, the division UniCredit Markets & Investment Banking is the competence centre for global financial markets and investment banking services.

UniCredit Markets & Investment Banking maintains the largest network of all investment banks on the European continent and combines enormous placement power with in-depth structuring know-how in the major markets as well as in the fast growing European emerging markets.

Queries: Veronika Fischer-Rief
UniCredit Markets & Investment Banking, PR Office
Tel. +43 50505-82833,
Email: veronika.fischer-rief@ba-ca.com

Bank Austria Creditanstalt

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Press Release

04.05.2007

Specialist bank presents its 2006 accounts: Continuing success of Mezzanin Finanzierungs AG

- **Positive earnings from ordinary business activities – dividend payment a year earlier than planned**
- **Already some 50% of the enquiries about mezzanine capital come from the rest of the EU**

Mezzanin Finanzierungs AG, Austria's first specialist bank for mezzanine capital, which was only founded in 2002, has again made a profit in financial year 2006. In concrete terms, Mezzanin has presented earnings from ordinary business activities of just over EUR 3 million – which equals the figure it achieved last year. This constant positive performance is attributable to its success in building up its investment portfolio and the outstanding economic situation enjoyed by some of its clients, which were able to repay mezzanine capital prematurely thus incurring a corresponding redemption premium.

2005 brought break-even, while 2006 brought the first dividend payments
Johann Toth, CEO of Mezzanin AG: "This extraordinarily positive business development allows us to pay dividends to our shareholders a year earlier than planned." Previously the specialist bank was able to offset the model-related start-up losses of the first three years with a profit as early as 2005 – a year earlier than planned. Mezzanin AG's total assets currently stand at EUR 33.6 million (+2.8% on the previous year), net interest income stands at some EUR 4.5 million (+ 0.5%), while loans to clients amount to EUR 31.7 million. The shareholder structure of Mezzanin AG consists of a number of institutional investors. The majority shareholder is Bank Austria Creditanstalt (BA-CA), which currently holds 57%. The remaining 43% is held by seven well-known Austrian insurance companies and the 3 Banken Group.

Demand continues unabated in 2006
Demand for mezzanine debt has continued unabated in the past year. In 2006, Mezzanin AG transacted investments and a follow-up financing totalling EUR 10 million. A further EUR 3 million is already committed. The Bank was able to expand its presence in the rest of the EU: "Just over half of all enquiries already come from the rest of the EU. These credit enquiries have more than doubled compared with 2005. According to Toth, the strongest demand continues to come from the Czech Republic, Germany and Slovakia.

Mezzanin Finanzierungs AG
Mezzanin Finanzierungs AG is Austria's first specialist bank for mezzanine capital. Its fund volume amounts to EUR 100 million, of which some 57% has been committed so far.. Mezzanin AG finances acquisitions in the form of corporate takeovers, management buy-outs, buy-ins and succession arrangements as well as investment projects related to expansion, investment and project finance.

Mezzanine capital is provided in the form of subordinated, unsecured bullet loans, which cannot be called in if borrowers' finances deteriorate, to small and medium sized companies in Austria and the rest of Europe (particularly neighbouring countries, namely Germany, the Czech Republic, Hungary, Slovakia and Slovenia).

For financing banks, the capital of Mezzanin AG represents economic equity and therefore helps to reinforce the credit rating of mezzanine-financed clients. Mezzanin AG receives support from BA-CA Private Equity GmbH in marketing, controlling and fundraising.

You can obtain more detailed information from:
Johann Toth, CEO
Mezzanin Finanzierungs AG
Tel: +43 (1) 513 41 97;
Jt@mezz.at
www.mezz.at

Press Release

04.05.2007

BA-CA: Annual General Meeting approves squeeze-out

- **Proposal for a dividend of EUR 4 per share for 2006 accepted**

At the Annual General Meeting of Bank Austria Creditanstalt (BA-CA), the squeeze-out of minority shareholders against a cash compensation of EUR 129.4 was approved yesterday evening with a majority of 98.6 per cent of the voting rights (under the new Austrian Squeeze-out Act). This is significantly above the 90 per cent level required under Austrian law. The announced proposal for a dividend of EUR 4 for 2006 was accepted (2005: EUR 2.50).

Details of the decisions can be downloaded shortly on BA-CA's website at http://ir.ba-ca.com
Photos of the Annual General Meeting can be found at http://pressefotos.ba-ca.com

Enquiries: Bank Austria Creditanstalt, Media Relations Austria
Peter N. Thier, tel. +43 50505 52371;
E-mail: peter.thier@ba-ca.com

Press Release

02.05.2007

Results for the first three months of 2007*: New CEE subsidiaries are driving Bank Austria Creditanstalt's growth as expected

- **The new subsidiaries in Central and Eastern Europe make a substantial contribution to boosting BA-CA's overall profits by 74 per cent to EUR 535 million**
- **BA-CA reduces cost/income ratio from 57.3 per cent to 52.5 per cent**
- **BA-CA with enlarged perimeter in CEE: 700 new branches**

The integration of the new subsidiaries in Central and Eastern Europe has given a strong impetus to the growth of Bank Austria Creditanstalt (BA-CA). In the first three months of 2007, consolidated profit rose by 73.8 per cent to EUR 535 million (Q1 2006: EUR 308 million). As announced, the transfer to BA-CA of direct and indirect shareholdings in ten banks of UniCredit and HVB in Central and Eastern Europe (CEE) took place in the first quarter of 2007; these included Yapi Kredi in Turkey, IMB in Russia, Zagrebacka banka in Croatia and Bulbank in Bulgaria. The CEE region now accounts for almost 50 per cent of BA-CA's profits. Return on equity after tax was 16.9 per cent (Q1 2006: 17.9 per cent). The cost/income ratio declined to 52.5 per cent (2006: 57.3 per cent).

BA-CA's CEO Erich Hampel: "We are moving in the right direction. As expected, the new subsidiaries in Central and Eastern Europe are having a positive effect on our performance. And we have made visible progress in Austrian retail operations."

Items in the income statement
In the first quarter of 2007, net interest income rose by 40.6 per cent to EUR 890 million (Q1 2006: EUR 633 million). Net fee and commission income also developed very favourably, rising by 24.2 per cent to EUR 517 million compared with the same period of the previous year (Q1 2006: EUR 416 million). Net trading income was EUR 161 million, almost matching the high level achieved in the previous year.

Operating expenses rose by 21.5 per cent to EUR 849 million (Q1 2006: EUR 699 million). Most of this increase resulted from the transfer to BA-CA of the new subsidiaries in Central and Eastern Europe. Thus BA-CA's operating profit reached EUR 769 million, an increase of 47.3 per cent over the previous year's level of EUR 522 million. Despite the inclusion of the new CEE subsidiaries in the consolidated financial statements, net writedowns of loans and provisions for guarantees and commitments rose by only 8.4 per cent to EUR 117 million (Q1 2006: EUR 108 million).

Profit before tax was EUR 688 million, up by 63.4 per cent on the first quarter of the previous year (2006: EUR 421 million). The consolidated profit after tax and minority interests increased by 73.8 per cent to EUR 535 million. Calculated on a pro-forma basis – i.e. excluding Bank BPH and HVB Splitska banka, and including the banking subsidiaries transferred to BA-CA from UniCredit and HVB – consolidated profit (after tax and minority interests) increased by 52.7 per cent, from a level of EUR 350 million (Q1 2006).

This improvement in results yields the following key financial data:

- Return on equity before tax was 20.7 per cent (Q1 2006: 22.3 per cent).
- Return on equity after tax was 16.9 per cent (Q1 2006: 17.9 per cent).
- The cost/income ratio improved to 52.5 per cent (2006: 57.3 per cent).
- The risk/earnings ratio (provisioning charge as a percentage of net interest income) improved from 17.1 per cent to 13.2 per cent.
- The Tier 1 capital ratio is 10.8 per cent (31 December 2006: 11.6 per cent).

Results of BA-CA's Divisions
BA-CA reports its results in five Divisions: Retail, Private Banking & Asset Management,

Corporates, Markets & Investment Banking, and Central Eastern Europe (CEE). The bank also shows results for its Corporate Center.

In the first quarter of 2007, the **Retail** Division generated a profit before tax of EUR 48 million, thus visibly improving its results. The figure for the same period of the previous year was a loss before tax of EUR 6 million. Return on equity before tax was 18.1 per cent, the cost/income ratio was 72.8 per cent (2006: 87.1 per cent).

The **Private Banking & Asset Management** Division recorded a profit before tax of EUR 22 million for the first three months of 2007, an increase of 38.7 per cent over the previous year (2006: EUR 16 million). Return on equity before tax was 37.3 per cent (2006: 38.3 per cent), the cost/income ratio was 51.1 per cent (2006: 60.2 per cent).

The **Corporates** Division increased its profit before tax by 18.1 per cent to EUR 164 million (2006: EUR 139 million). Return on equity before tax was 28.5 per cent (2006: 22.7 per cent). The cost/income ratio came to 36.0 per cent (2006: 38.4 per cent).

The profit before tax generated by the **Markets & Investment Banking** Division rose by 2.7 per cent to EUR 105 million (2006: EUR 102 million). Return on equity before tax reached 97.7 per cent (2006: 170.0 per cent). The cost/income ratio was 36 per cent (2006: 23 per cent).

The **CEE** Division boosted its profit before tax by 70.5 per cent to EUR 305 million (2006: EUR 179 million). Return on equity before tax was 18.5 per cent (2006: 18.1 per cent). The cost/income ratio amounted to 50.8 per cent (2006: 52.1 per cent).

BA-CA's position in Central and Eastern Europe has been further strengthened by the bank's integration in UniCredit Group. The transfer of the CEE banks from UniCredit and HVB to BA-CA has boosted BA-CA's business volume in CEE: total assets have climbed from around EUR 40 billion to about EUR 78 billion. The number of customers served by the bank has risen from around 6 million to about 18 million, the number of employees from some 19,000 to 39,000, and the number of branches from 1,100 to almost 1,800. The CEE Division of UniCredit Group, managed by BA-CA, is responsible for a market of more than 300 million people. BA-CA's perimeter of operations in this region has thus increased threefold.

BA-CA's **Corporate Center** achieved a profit before tax of EUR 45 million (2006: a loss before tax of EUR 8 million).

Balance sheet

The total assets of BA-CA rose by 24 per cent to EUR 191.2 billion (31 December 2006: EUR 154.3 billion) compared to year-end 2006.

On the assets side of the balance sheet, financial assets held for trading increased by 4.9 per cent to EUR 17.5 billion (31 December 2006: EUR 16.7 billion). Loans and receivables with banks rose by 17.7 per cent to EUR 38.2 billion (2006: EUR 32.5 billion). Loans and receivables with customers expanded by 26 per cent to EUR 100.9 billion (2006: EUR 80.1 billion).

On the liabilities side of the balance sheet, deposits from banks were up 14.6 per cent to EUR 55.3 billion (2006: EUR 48.3 billion). Deposits from customers climbed by 44.1 per cent to EUR 79.2 billion (2006: EUR 55.0 billion). Debt certificates including bonds increased by 2.4 per cent to EUR 26.0 billion (2006: EUR 25.3 billion). Equity (including minority interests) rose by 38.7 per cent to EUR 14.1 billion (2006: EUR 10.1 billion).

As of 31 March 2007, BA-CA had 47,287 employees, 26,290 more than in the previous year (31 December 2006: 21,087 employees). In the same period, the number of branches increased by 1,198 to 2,268 (2006: 1,070). This marked increase is explained by the transfer to BA-CA of CEE subsidiaries of UniCredit and HVB.

tables (PDF, 122 KB)

Inquiries: Bank Austria Creditanstalt Press Office
Peter N. Thier, tel.: +43 (0)5 05 05 52371
e-mail: peter.thier@ba-ca.com

*As the figures for the first quarter of 2007 are already available, BA-CA is publishing its results earlier

than planned, for the Annual General Meeting scheduled for 3 May. As a result of the one-off effects in 2006 and the new Group structure in 2007, a comparison of quarterly data is meaningful only to a limited extent. The publication of the Interim Report at 31 March 2007 is planned for 9 May.

Press Release

02.05.2007

The takeover fever gripping stock markets has reached Austria

- **UniCredit (CA IB) identifies many takeover candidates**
- **Profit growth on the Viennese stock market continues unabated**

The positive market sentiment prevailing on global stock markets and the vast amounts of liquidity sloshing around companies and investment companies looking for attractive investments give grounds for hoping for some exciting developments. "Victims or predators – currently both scenarios are possible among listed companies in Austria too", says Alfred Reisenberger, Head of Equity Research Austria at the UniCredit Group.

After the largely unexpected takeover of the blue chip company Böhler-Uddeholm, further transactions of this kind can be expected. UniCredit (CA IB) analysts have a list of listed companies which would be worth cash rich investors taking a look at. Since there are a particularly high number of companies in Austria, which are in excellent shape, the spotlight is going to be more closely focused on Austria.

The following stocks are distinguished by the fact that they are far too liquid and are not making sufficient effort to reduce this liquidity except by increasing dividends and through share buyback programmes: Austrian Airlines, Böhler-Uddeholm, BWT, CWT, Erste Bank, Polytec, RHI, SBO, SkyEurope, Telekom Austria, Wienerberger, Wolford and Zumtobel.

Hedge funds are swimming in money

Private equity and hedge funds currently feature particularly frequently as predators. The managers of booming hedge funds currently have USD 2,100 billion to manage worldwide, which is twice as much as last year. Further growth in volume of 15 per cent is expected in future. Since bond yields currently seem less attractive at the moment, the funds are generally invested in equities markets. The appetite for lucrative purchases has never been so great.

Slight increase in profit forecasts

As was announced at the beginning of the year, the analysts at UniCredit (CA IB) have increased their profit forecasts, albeit only slightly, following the announcement of consistently good results by listed companies. While an increase of 4.2 per cent was assumed until recently, the new forecast is assuming an increase of 4.9 per cent. The ATX should also gain further ground; it is expected to reach 5,080 points.

Recommendations

The top recommendations of the analysts at UniCredit (CA IB) are Wienerberger and Zumtobel, which will both benefit from the recovery in the Germany construction sector, as well as Austrian Airlines, Böhler-Uddeholm, Schöller-Bleckmann and Erste Bank.

Enquiries: Veronika Fischer-Rief
UniCredit Markets & Investment Banking, PR Office
Tel. +43 50505-82833,
veronika.fischer-rief@ba-ca.com

(Financial Promotion) Order 2001. In the United Kingdom, the securities will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The Bonds and the shares referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the bonds or the shares referred to herein in the United States.

Press Release

30.04.2007

Sectoral report by Bank Austria Creditanstalt Economics: Plastics processing closes 2006 with double-digit rise in sales

Rubber and plastics manufacture, or plastics processing for short, increased its output in Austria by 16 percent and sales by 14 percent in 2006. Total sales in the last year stood at EUR 5.1 billion. 2006 was consequently an exceptional year, including for plastics processing, which is one of the fastest growing sectors in Austria. These are the findings of the latest sectoral report by Bank Austria Creditanstalt (BA-CA) Economics. In the last ten years, the sector's nominal value added has risen by 4.4 percent a year, compared to the average of 3.5 percent a year for all sectors.

The broad-based demand for plastics processing allows sufficient room for specialised niche providers. This is one of the reasons why plastics processing companies are able to compete in the international arena despite the fact that they are small and medium-sized businesses, as the continual growth in the trade surplus for plastic goods demonstrates. There was a surplus on exports of technical and consumer-related plastics of EUR 465 million in 2006. "As a result of the relatively small domestic market, exports are ultimately essential for growth in the sector. In total, more than two thirds of domestic output is exported," explained BA-CA sector analyst Günter Wolf. In 2006, this related to rubber and plastic products worth EUR 3.5 billion.

"However, the disadvantages of the SME company structure also came to the fore in 2006 when the clear increase in raw material costs could not be passed on in the prices," added Wolf. In line with the rising cost of oil, raw plastic costs were also noticeably more expensive. The price rises have impacted the entire range of raw materials used in plastics processing, as shown by the 20 percent rise in wholesale costs for synthetic resins and raw plastic. Even though the increased costs were largely offset by productivity increases, earnings at plastics processing companies have come under pressure despite record unit sales.

Nevertheless, the companies remained optimistic with a strengthening of this trend at the start of 2007. Most of these companies are even expecting sharp rises in output, as suggested by the relatively high growth in employment in recent months. The number of jobs in the plastics processing sector has risen by more than 3 percent since November 2006 and is therefore significantly outperforming the industry average (plus 2 percent).

"The upswing in demand for plastics in Austria will probably continue in 2008, driven by the buoyant construction industry and increased investment in plant and equipment," commented BA-CA economist Günter Wolf. Growth stimuli are coming from most of Europe, but particularly Eastern Europe. The fast-growing economy in this region is generating lively demand for packaging materials, building materials and automotive components. Moreover, the level of saturation in the plastics markets in Eastern Europe is comparatively low. This is one of the reasons why PlasticsEurope – Association of Plastics Manufacturers Europe is expecting annual growth in per capita consumption of plastic materials in Eastern Europe of around 7 percent in the next few years. In Western Europe, where the markets for mass produced plastic products especially are largely saturated, growth in demand for plastic goods will come in at around 4 percent in the medium term.

Enquiries:

Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 ext.52819;
E-mail: tiemon.kiesenhofer@ba-ca.com

Press Release

28.04.2007

New destinations for expansion in the CEE growth market

- **UniCredit Group is planning to open offices in three additional countries in Central and Eastern Europe**
- **Russia is booming and will remain the Group's largest market for expansion**

UniCredit Group aims to expand its leading position and pursue further growth in the fast-growing region of Central and Eastern Europe. Based on organic growth, the Group will open some 200 new branches by the end of 2008. The main destinations for expansion are the growth markets of Russia, Turkey and Ukraine as well as Hungary. The Group is planning to win a total of at least one million new customers in these countries by the end of next year. In addition to expanding its branch network, the Group also wants to open up new markets: as a first step, it will open representative offices in Montenegro, Belarus and Kazakhstan. "We are pursuing our course in a consistent manner. As market leader in Central and Eastern Europe, our objective is to get even closer to our customers and their needs. The new branches and offices in three new markets which we will make available to our customers will enhance our presence while enabling us to use opportunities in the CEE growth markets," says Erich Hampel, Head of UniCredit Group's CEE Division and CEO of Bank Austria Creditanstalt (BA-CA).

Realignment of UniCredit Group's operations in CEE complete

With the transfer to BA-CA of CEE banking subsidiaries of UniCredit and HVB, UniCredit Group has completed the reorganisation of business in Central and Eastern Europe. BA-CA is responsible for operations in the fast-growing CEE region and makes a substantial contribution to Group profits: in 2006, BA-CA's banking subsidiaries in CEE generated a profit before tax of EUR 707 million; a pro-forma calculation for the newly set up "CEE Division" 2006 (including the CEE banks which were transferred to BA-CA in the first quarter of 2007 and excluding Poland) shows a profit before tax of close to EUR 1.1 billion.

The transfer of CEE banks has also increased BA-CA's business volume in CEE: total assets have risen from some EUR 40 billion to about EUR 78 billion. The number of customers has risen from about 6 million to 18 million, and the number of employees from about 19,000 to 39,000. The number of branches has increased from 1,100 to almost 1,800. Overall, including Austria, BA-CA now has some 50,000 employees in about 2,200 branches. UniCredit Group's CEE Division, managed by BA-CA, is responsible for operations in a market of over 300 million inhabitants. BA-CA's perimeter in this region has tripled.

Mergers of banking subsidiaries are under way in Bulgaria, Romania, the Czech Republic and Bosnia and Herzegovina, and will be completed by the end of 2007. At the beginning of April, the two banking subsidiaries in Slovakia merged to form UniCredit Bank, the fourth-largest bank in the country.

Russia: a booming market

The Russian market continues to achieve the strongest growth of all banking markets in the region. At 43 per cent annually, revenue growth in Russia in the period 2004-2006 is double the figure for the other CEE markets[1)] (22 per cent). In 2009, Russia will account for about one half of profits generated by banks in the region[2)].

UniCredit Group's presence in Russia comprises International Moscow Bank (IMB) and the brokerage firm ATON, acquired at the end of 2006. IMB is the eighth-largest bank in Russia, with total assets of about EUR 7 billion and 47 branches. The bank has launched an ambitious growth programme, planning to open some 70 new branches by the end of 2008. This should bring the number of IMB's customers from currently 150,000 to 500,000 by the end of next year. "Russia is certainly one of the most attractive markets in the region, given the number of inhabitants and the country's size. One half of the population does not yet hold a bank account. This offers enormous business opportunities which we want to use. Therefore the expansion of our branch network in Russia is an important element in our expansion strategy," says Erich Hampel.

ATON is among the top three investment banks in Russia with 275 employees. The brokerage firm has offices in Moscow, London, New York, Frankfurt and Cyprus, and is active in the areas of equities and bonds as well as in corporate finance advisory services.

UniCredit Group
UniCredit Group ranks among the five leading financial services groups in Europe, with a market capitalisation of over EUR 70 billion, 142,000 employees, 35 million customers and 7,200 branches in 20 countries. The Group has total assets of EUR 823 billion (as at 31 December 2006).

The Group operates the largest banking network in the region of Central and Eastern Europe (CEE). With total assets of EUR 114 billion in CEE, the Group is about double the size of its nearest competitor. 65,000 employees serve 24 million customers in 17 countries.

Enquiries:
Communications CEE
Ildiko Füredi-Kolarik, +43 50505 56102, ildiko.fueredi@ba-ca.com

....

1) CEE8: BG, HR, CZ, HU, PL, RO, SK, TK

2) Compared with CEE8

Press Release

27.04.2007

The newly formed "UniCredit Bulbank" starts in Bulgaria

- **Bulbank, HVB Bank Biochim and Hebros Bank merged into UniCredit Bulbank**

The subsidiaries of UniCredit Group in Bulgaria, the three banks Bulbank, HVB Bank Biochim and Hebros Bank, merged into "UniCredit Bulbank" as of 27 April 2007 when the last court registration to the new entity has been granted.

The new bank is the indisputable market leader in Bulgaria with assets of around 4,2 billion euros. Over one million individual and corporate customers in the country will benefit from an extensive banking network of more than 300 branches and 4,000 employees.

UniCredit Bulbank is a universal bank with an ambitious growth strategy in servicing individual clients, private customers, small and mid sized businesses, and larger domestic and multinational corporates. Due to the size of UniCredit Group, UniCredit Bulbank will be able to use economies of scale and thus provide faster and more efficient products and services to the clients. Moreover, clients are able to use cross-border business service throughout the banking network.

The business goals ahead of UniCredit Bulbank are challenging and therefore a strong team of leaders was selected to head the new bank. The Management Board consists of five members: Levon Hampartzoumian is the CEO and Chairman of the Management Board of UniCredit Bulbank; Peter Harold is the Chief Operative Officer and Deputy Chairman of the Board and Andrea Casini is Chief Business Officer. The management board also includes the CFO Stanislav Georgiev and the Chief Director of Global Business Services Emilia Palibachiyska.

UniCredit Group is a strong European player and operates the largest international banking network in the CEE region with more than 3,000 branches. More than 65,000 employees serve some 24 million customers in 17 countries in the region.

The group maintains banking activities in the following countries: Azerbaijan, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonia, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Ukraine. Within UniCredit Group, Bank Austria Creditanstalt (BA-CA) is responsible for the banking activities in CEE (excluding Poland and Ukraine).

Enquiries: Bank Austria Creditanstalt, Communications CEE
Silvia Stefan, Tel. +43 (0)5 05 05-57126
e-mail: silvia.stefan@ba-ca.com

Presseinformation

27.04.2007

BA-CA Purchasing Managers' Index in April: Industrial activity in Austria past its peak

....

- **From February to April, sharpest decline since 1998**
- **Domestic orders slowing in particular**
- **Austria clearly ahead of the rest of the euro-zone in the economic cycle**

The Purchasing Managers' Index of Bank Austria Creditanstalt (BA-CA) fell again in April from 55.6 to 52.9 (values above 50 indicate growth), its lowest level since October 2005. "The further downturn in the Purchasing Managers' Index was surprisingly marked," commented Marianne Kager, Chief Economist at BA-CA.

Following the slide in the BA-CA PMI of 2.2 points in March, the index fell by another 2.7 points in April. "With a drop of almost five points, the BA-CA PMI has undergone its sharpest downturn in a short space of time," explained Stefan Bruckbauer. Never before in the almost 10-year history of the BA-CA PMI has the value declined so quickly within two months.

The deterioration in business confidence at the companies surveyed could be seen in virtually all the components, especially reported output volumes and the level of incoming orders. Down from 56.3 to 53.0, the output indicator still points to rising output volumes but the resultant growth rate is now clearly below the values of recent months. The slide in the indicator for new orders was even more pronounced with a fall from 54.0 to 51.4. "Growth in domestic orders, in particular, was considerably slower in April," explained Kager. Although the pace of expansion in export orders also fell, the decline in the indicator from 54.2 to 52.1 was less pronounced as a result of the sustained dynamic growth in incoming orders from Germany and Italy.

The indicator for the backlog of work is also less optimistic as a result of slower growth in incoming orders. This figure dipped from 53.9 to 52.2 and the trend for the recruitment rate is the same. "Although employees are still being taken on, the rate is significantly slowing," commented BA-CA economist Bruckbauer. The corresponding indicator fell from 54.9 to 51.8. Industry in Austria is therefore still working close to capacity despite slower growth in orders and output. This is also reflected by the fact that the delivery times for input materials have lengthened again, although not by as much as in recent months. The further and somewhat sharper rise in purchase prices with the indicator climbing from 61.3 to 63.5, and increased sales prices (value April 55.1) also confirms this.

The fact that industry in Austria is showing signs of a slowdown earlier than other countries in the euro-zone is not surprising according to the economists at BA-CA. "Austria's industry is much further ahead in the economic cycle within the euro-zone," explained Marianne Kager. "Austria's industrial activities have expanded by 29 percent since 2003, the highest figure in the euro-zone after Ireland." Growth in Austria was therefore considerably higher than the euro-zone at 9.9 percent and significantly higher than Germany at 16%. In Italy and France, growth in industry has been flat since 2003. The emerging recovery in some euro-zone countries will therefore help prevent Austria's industry from slumping after growth has peaked. "Austria's industry has expanded twice as fast as Germany and three times faster than the average for the euro-zone. The economy is now entering a calmer phase, but it will still benefit from the incipient recovery in the other euro-zone countries," added Bruckbauer.

N.B.PMI figures above the 50.0 mark indicate growth on the previous month, readings below the 50.0 mark indicate a decline. The greater the divergence from 50.0, the greater the growth or contraction tendencies. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the patronage of ÖPWZ since October 1998.

Charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)5 05 05 ext. 41951
E-mail: economic.research@ba-ca.com

Bank Austria Creditanstalt

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Press Release

24.04.2007

Bank Austria Creditanstalt Job Notice: Andrea Staufer-Waldert New Regional Director Lower Austria West

A new regional director has been appointed to the Lower Austria West region. As of 1 May 2007 Andrea Staufer-Waldert, 42, will head the Private and Corporate Business of Bank Austria Creditanstalt (BA-CA). She is succeeding Wolfgang Schilk, 40, in this position who is taking over the Retail Credit department at the company's headquarters in Vienna. BA-CA Lower Austria West has approximately 100,000 private and business customers, the volume of business in this segment alone amounts to EUR 3.8 billion.

Andrea Staufer-Waldert studied law and has held a variety of positions at BA-CA since joining the company in 1989. For four of these years she worked as a branch manager and market manager. In her most recent position Staufer-Waldert served as Deputy Regional Director. Andrea Staufer-Waldert is married and has a daughter.

Enquiries: Bank Austria Creditanstalt Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819;
E-mail: tiemon.kiesenhofer@ba-ca.com

Printable photographs of Andrea Staufer-Waldert and Wolfgang Schilk are available for download here. They may be printed free of charge.

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Press Release

24.04.2007

Bank Austria Creditanstalt Job Notice: Wolfgang Schilk New Head of Retail Credit

Wolfgang Schilk, 40, has been appointed head of the Retail Credit department as of 1 May 2007. In this capacity Schilk will bear overall responsibility for the financing business in the Private and Corporate Customers segment.

Wolfgang Schilk studied law and has worked for Bank Austria Creditanstalt (BA-CA) for fifteen years. In the course of his career, he has gained extensive experience in the credit business and in risk management. In his most recent position Wolfgang Schilk was Regional Director for Private and Corporate Business Lower Austria West. Andrea Staufer-Waldert, who was previously his deputy, will succeed him as the new Regional Director. Wolfgang Schilk is married and has two children.

Enquiries: Bank Austria Creditanstalt Press Office
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 EXT 52819;
e-mail: tiemon.kiesenhofer@ba-ca.com

Printable photographs of Wolfgang Schilk and Andrea Staufer-Waldert are available for download here. They may be printed free of charge.

Presseinformation

20.04.2007

UniCredit Group is official sponsor of UEFA EURO 2008

The UniCredit Group has decided to back UEFA EURO 2008 as one of its four national supporters.

"UEFA EURO 2008 suits our Group very well. It is one of the absolute top events in Europe, and we are one of the leading European banks with 142,000 employees and 35 million customers. The fact that the event is being held in Austria is very convenient for us, because we have strong roots in Austria with Bank Austria Creditanstalt (BA-CA)," said Erich Hampel, Chairman of the Managing Board of BA-CA and Head of the UniCredit Group CEE Division. Hampel added, "Euro 2008 ideally complements our UniCredit Group brand positioning. We are a dynamic, innovative bank that sees its role in helping its customers to achieve their goals and realise their wishes. UniCredit Group is present in 20 countries in Europe and we reckon that a lot of those countries will manage to participate in the UEFA EURO 2008."

The partnership with the UniCredit Group completes the UEFA EURO 2008™ sponsor programme: "We are delighted to have found such a strong partner in Europe and Austria in the UniCredit Group", said Martin Kallen, CEO of Euro 2008 SA. "This means that we have all sponsors on board over a year before the tournament is to begin and we can now concentrate on the realisation and the preparations for the tournament," commented Philippe Margraff, COO of the UEFA Marketing and Media Management division.

About the UniCredit Group
With 35 million customers in 20 countries, more than 7,200 branches and approximately 142,000 employees, and a market capitalization of more than € 70 billion (March 2007), the UniCredit Group ranks among the 5 leading European financial groups. Listed on the Italian Stock Exchange and on Deutsche Boerse, the UniCredit Group recorded a net profit of €5,448 million and total assets equal to €823 billion as at 31 December 2006. The Group is represented in Austria by BA-CA, the country's leading bank.

About UEFA EURO 2008™
The final tournament of the UEFA European Football Championship will be held from 7 to 29 June 2008 in Austria and Switzerland. It is by far the largest sporting event that has ever taken place in these two countries. Sixteen teams will participate in the 31-match tournament, and 16 of these matches will be held in Austria. The eight venues are Basle, Berne, Geneva, Zurich and Innsbruck, Klagenfurt, Salzburg and Vienna. The Ernst Happel Stadium in Vienna will not only host the three preliminary-round games of the Austrian Football Association team, it will also host two quarter-final matches, two semi-final matches and the final. According to the Institute for Advanced Studies in Vienna, for Austria alone, the European Football Championship will bring added value of €375 million, purchasing power of €250 million and almost 4,000 extra jobs.

The host teams from Switzerland and Austria automatically qualify for the tournament, and since 16 August 2006 fifty other nations have been playing in seven groups to qualify for the remaining 14 places. Both of the highest-ranking teams of each group will qualify for the final tournament. A total of 308 qualification matches will be held, with the last qualification match taking place on 21 November 2007, and the draw for the final tournament taking place on 2 December 2007 in Lucerne.

Facts and figures from the EURO 2004 in Portugal: 7.9 billion accumulated TV viewers, total revenue of €839 million (CHF 1.3 billion), 1.1 million fans in the stadiums, 600,000 foreign fans, 7,000 media representatives, 5,000 voluntary helpers, 500 million page views and over 40 million users on the official tournament homepage. From a sports perspective: The end of the tournament saw a surprise win for Greece, who won the final match 1:0 on 4 July 2004 in Lisbon in front of 62,865 spectators against the host team Portugal.

Further inquiries:

BA-CA:
Peter N. Thier, tel.: +43 (0) 5 05 05 52371, peter.thier@ba-ca.com
Thomas Schweda, tel.: +43 (0) 5 05 05 50675, thomas.schweda1@ba-ca.com

Euro 2008 SA: Media relations department
Tel.: +41 (0) 22 707 2001 – fax: +41 (0) 22 707 2002 – e-mail: media@euro2008.com

Photos are available for downloading in print quality here.

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Press Release

19.04.2007

Renate Graber wins the 2006 Horst Knapp Prize

Renate Graber, Economics Editor of the daily newspaper "DER STANDARD", has been awarded the highly prestigious Professor Horst Knapp Prize by Bank Austria Creditanstalt (BA-CA) for her journalistic achievements in 2006. The prize was presented this evening by Willi Hemetsberger, a member of the BA-CA Managing Board and Head of Capital Markets at the UniCredit Group.


6000.-

Willi Hemetsberger, member of the BA-CA Managing Board, Renate Graber and Professor Erich Streißler

Willi Hemetsberger at the presentation ceremony: "Renate Graber is an indefatigable investigative journalist. Unlike others, her journalism is not aimed at achieving a sensation but at establishing understanding both at a rational and emotional level. With her series of interviews "Anders gefragt" (Asked differently), she brings a little humanity to number-laden financial reporting."

In his speech, Armin Thurnher, Editor in Chief of Falter, reminded guests of the foundations of press freedom and freedom of opinion: "The struggle for civil liberties was essentially a struggle for press freedom and freedom of opinion, it (...) insisted on two principles: firstly, the freedom to say what one thinks and secondly to ask about things you do not know."

The Professor Horst Knapp Prize is worth EUR 6,000. The award has been given annually by BA-CA since 1996 and is awarded by an independent jury under the chairmanship of Professor Erich Streißler of the Economics Faculty at the University of Vienna to journalists in memory of the doyen of Austrian economic journalism. The Horst Knapp Prize is supposed to recognise outstanding media achievements, which present complicated economic social policy issues in a manner in which they can be easily understood by the wider public.

Dr. Renate Graber (46) completed her law degree at the University of Vienna in 1982. She started her career with "Industrie", which was published by the Signum Verlag, in 1984. Between 1986 and 1988, she worked for the Tiroler Tageszeitung. In 1988, she moved to the weekly magazine "profil", where she spent 10 years. Her in-depth contemporary reports on aryanisation and forced labour will be remembered but her work also focused managers and companies. In 1998, she moved to the economics magazine "FORMAT". Since 2004, she has been the Viennese Economics Editor of "Der Standard", where her series of interviews "Anders gefragt" has become established as an idiosyncratic brand in the sector. In addition to her work as a journalist, Renate Graber passes on the skills she has acquired to students studying journalism at the writers' workshop run by Vienna's University of Applied Sciences. Graber has two "very, very nice" sons in Fabian and Gabriel.

To date the following journalists have been awarded the Horst Knapp Prize:
Reinhard Göweil and Waltraud Langer (1996), Georg Wailand (1997) and Regina Forster (scholarship 1997), Michael Hann (1998), Liselotte Palme (1999), Andreas Schnauder (2000), Walter Sonnleitner (2001), Margarete Freisinger (2002), Richard Wiens (2003) Christine Domforth (2004), Michael Csoklich and Eva Pfisterer (2005).

Enquiries: Bank Austria Creditanstalt
Peter N. Thier, Tel. +43 (0)5 05 05 ext. 52371;
E-Mail: peter.thier@ba-ca.com

Press Release

18.04.2007

Turkey on the fast track

- **Attractiveness for foreign investors continues to rise and FDI are booming**
- **The vast local market is growing fast: Turkey's GDP per capita (now greater than EUR 4,200) is 80 per cent higher than five years ago.**

The impressive progress made by Turkey in the last five years in terms of economic stability and convergence towards European standards has dramatically increased the attractiveness of the country for foreign investors, especially for European investors (in parallel with the Turkish convergence process to the European Union). FDI are booming: in 2005-2006 Turkey attracted twice the amount of FDI received in the whole previous decade.

The main driver of foreign investments in Turkey is still related to the vast potential of the local market: a population of 73 million whose income levels are increasing fast.

Turkey is the second biggest country in Europe in terms of population after Germany (excluding Russia). GDP per capita (now greater than EUR 4,200) is 80 per cent higher than five years ago. These are the findings of the latest survey published by the CEE Research Network of UniCredit Group.

Istanbul is an important gateway with enormous potential
Turkish GDP represents almost 30 per cent of the total GDP of Central and Eastern Europe (considering the ten new EU members and Western CEE-region[1]): hence it is a potential target for all the companies developing networks in these countries. Istanbul with its population of 12 million and an important industrial base nearby is a very special and important gateway to enter the country.
Turkey is also a competitive production location as it has strong traditions in the manufacturing sector with important chains of suppliers and strong local brands.

The automotive and basic metal industries are among the new driving sectors, with the share of the automotive industry increasing rapidly from 6 per cent in 2000 to 15 per cent in 2006 and the share of basic metal increasing from 8 to 11 per cent.

"The services sector is very strong and competitive in Turkey too, especially in the field of banking and finance, telecommunications and transport. First, the services sector is mainly aimed at serving the vast, local market, and it can take advantage of the enormous possibilities in terms of economies of scale. Second, many activities require a skilled "white collars" labour force, and this can be considered one of the main sources of strength on the Turkish labour market in the main cities", says Yelda Yucel, senior economist at Yapi Kredi, Member of UniCredit Group.

Investments in services sectors accounted for around 90 per cent of total investments in 2005 and 2006. Financial intermediation and transport, storage and communication received most of the FDI (the share of financial intermediation and transport in total FDI being 40 per cent and storage and communication being 36 per cent in 2006 respectively). Turkey received around 34 billion euros of FDI in the years 1992-2006 (22 billion in 2005-2006). In 2007, FDI inflows are expected to continue and they will amount between 3 and 4 per cent of GDP during the year.

UniCredit Group is represented in Turkey with Yapi Kredi serving around 13 million customers in 650 branches with total assets of nearly 29.5 billion euros. UniCredit Group is by far the Number 1 banking group in CEE. With this comprehensive network around 24 million customers benefit in 17 countries from the knowledge of the products and services and get access to more than 3,000 international financial centres.

For further information on economic developments in Turkey please see the "**Competitiveness Report Turkey**" issued by UniCredit Group.

1) The ten new EU members considered are Bulgaria, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovakia and Slovenia; the Western Balkan countries are the countries of ex-Yugoslavia (Bosnia-Herzegovina, Croatia, Montenegro, Serbia) and Albania. The weight of Turkish GDP in the above mentioned CEE area (including Turkey) is 29%, or as large as 40% of GDP of these 15 countries if we exclude Turkey.

Enquiries: Bank Austria Creditanstalt, Communications CEE
Silvia Stefan, Tel. +43 (0)5 05 05-57126
e-mail: silvia.stefan@ba-ca.com

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Press Release

18.04.2007

BA-CA comments on the initiation of proceedings of the Austrian Takeover Commission upon application by a London-based hedge fund: BA-CA again rejects allegations of Polygon hedge fund

....

Bank Austria Creditanstalt makes the following statements in response to the Polygon hedge fund's application, published in today's "Amtsblatt der Wiener Zeitung" (Official Gazette), for proceedings to be initiated by the Austrian Takeover Commission:

1. The allegations of the Polygon hedge fund that the statement made by BA-CA's Management Board on UniCredit's takeover bid in 2005 was incomplete or incorrect are completely unfounded. The Management Board acted in the interests of all shareholders of BA-CA, its customers and its employees.

2. BA-CA has already disproved the allegations of the hedge fund and will further disprove them in the proceedings that have now been initiated. At the time BA-CA's Management Board made its statement, a sale of Bank BPH was not under consideration at BA-CA. As Polygon has made an application for proceedings to be initiated, the Austrian Takeover Commission is required by law to initiate proceedings. However, this formal act does not involve any assessment of the Polygon hedge fund's prospects of success.

3. Overall, the integration in UniCredit Group has significantly strengthened BA-CA: the bank has recently taken over the direct and indirect shareholdings in CEE banks as well as banking activities in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Estonia, Latvia, Lithuania, Romania, Russia, Slovakia and Turkey. At the same time, BA-CA sold its equity interest in the Polish Bank BPH, because it was a requirement of the Polish authorities to have the banking activities in Poland held directly by UniCredit. The valuations of the companies and of the transactions were carried out by independent experts, and fairness opinions were obtained from international investment banks.

The allegations of Polygon in connection with the sale of Bank BPH are not becoming more correct by being frequently repeated, they remain wrong.

Despite the sale of the equity interest in the Polish bank, the key figures for the CEE network of the new BA-CA have improved significantly: following completion of the transactions, BA-CA's business volume in Central and Eastern Europe increased from some EUR 40 billion to about EUR 78 billion. The number of customers rose from 5.5 million to about 18 million, the number of employees increased from about 19,000 to 39,000, and the number of branches rose from 1,100 to almost 1,800. Overall, including Austria, BA-CA's customers are served by some 50,000 employees in about 2,200 branches. UniCredit Group's CEE Division, managed by BA-CA, is responsible for a market with over 300 million inhabitants. This means that the perimeter of BA-CA as a member of UniCredit Group in this region has increased threefold.

4. The favourable view of BA-CA's new structure is confirmed by a number of independent international and Austrian investment banks. The upgrading of BA-CA's rating to A+ by the S&P rating agency in January 2007 confirms the good prospects for BA-CA's future development.

Therefore, BA-CA again firmly rejects the allegations which were first made by the Polygon hedge fund in September 2006 and have subsequently and recently been repeated.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Peter N. Thier, tel. +43 (0) 50505 52371;
e-mail: peter.thier@ba-ca.com

Press Release

18.04.2007

BANKPRIVAT strengthens Managing Board

- **Ruth Iwonski-Bozo appointed spokesperson for the Managing Board**
- **Rudolf Weininger and Nikolaus Hetfleisch new to Management**

Owing to strong growth, BANK*PRIVAT* is adding two new members to its Managing Board: on 1 June 2007 Rudolf Weininger, 48, and Nikolaus Hetfleisch, 50, will be joining the bank's Board of Directors. Ruth Iwonski-Bozo, 46, will also act in future as spokesperson for the Managing Board of BANK*PRIVAT*. The further breakdown of the definite Managing Board responsibilities is still to be fixed. Friedrich Nikolaus will be taking on a new role in the Bank Austria Creditanstalt (BA-CA) Private Banking & Asset Management Division. Since the beginning of 2006 BANK*PRIVAT*'s managed client assets rose from 4.4 billion to 5.5 billion euros.

Ruth Iwonski-Bozo joined BA-CA in 1989. In 1995, Ms Iwonski-Bozo, originally from Upper Austria, assumed the management of the Private Banking Division. Ms Iwonski-Bozo has been on the Managing Board since the launch of BANK*PRIVAT* in 2000.

Rudolf Weininger has been involved in various functions at
BA-CA for just under 20 years. After two years in the branch sector, Mr Weininger, originally from Graz, switched to securities business. He most recently worked as an investment manager at the BA-CA Steiermark Regional Office. Rudolf Weininger has one daughter.

Nikolaus Hetfleisch has been at BA-CA since 1977. He worked initially in branch banking and payment services, and moved into securities in 1989. Mr Hetfleisch has also been a member of the Managing Board of BA-CA Asset Management for just under seven years. He will continue to perform this function in parallel with his new brief at BANK*PRIVAT*. He also holds organisational responsibility in the Private Banking & Asset Management Division. Nikolaus Hetfleisch is married and has two children.

BANK*PRIVAT* is the Private Banking specialist of BA-CA. In particular, it services premium private clients with disposable assets of 1 million euros upwards or an annual income of 150,000 euros. Since autumn 2006 BANK*PRIVAT* has had its own client advisers working at the headquarters of the BA-CA Regional Office and across Austria for private and corporate clients.

Enquiries:

Bank Austria Creditanstalt Press Office Austria
Tiemon Kiesenhofer, Tel. +43 (0)5 05 05 DW 52819;
E-mail: tiemon.kiesenhofer@ba-ca.com

Bank Austria Creditanstalt

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Press Release

13.04.2007

BA-CA Business indicator:
Economy remains robust despite US downturn and strong euro

- **US downturn undermines growth**
- **Domestic demand almost able to offset this in full**
- **Sharp fall in US dollar causes economic risks**

The economic indicator of Bank Austria Creditanstalt (BA-CA) remained at a high level again in March at 4.4, down only marginally on its high in February of 4.5. "Austria's economy was again robust in the first quarter and growth is likely to stand at over 3 percent year-on-year," commented Marianne Kager, Chief Economist at BA-CA.

While sentiment in industry in Austria remained relatively constant in March, there was a small downturn in consumer sentiment. "Despite the slight fall in consumer sentiment in March, the level is still very high and we therefore expect the growth rate in private consumption to have risen," added Stefan Bruckbauer of BA-CA.

As BA-CA is also expecting year-on-year growth in investments to have remained relatively strong in the first quarter with possible rates again of around 5 percent in real terms, the anticipated slight decline in exports will not curb the optimistic business sentiment.

All signs continue to indicate that Austria's economy will again achieve very good growth of around 3 percent in 2007. This means that Austria will cope well with the slowdown in the US economy, although slower growth in the USA will adversely affect the Austrian economy by around 0.4 percentage points compared to 2006. Growth in the euro area and Eastern Europe is also slightly down on the very robust level of 2006 and this too will restrain expansion in Austria somewhat. At the same time, however, the expected acceleration in domestic demand resulting from the positive trend in industry and the labour market in Austria will partially offset these curbing effects. Overall, BA-CA believes that growth will therefore come in at around half a percentage point below the previous year.

In this scenario, economists at BA-CA assume that the current problems in the US real estate market will not lead to a recession in the USA. Even in the event of a sharper downturn in the US economy, the impact on Austria is unlikely to be strong enough to trigger a recession. "In general, weak consumption in the USA is not enough to send the global economy and with it Austria's economy into a tailspin," explained Marianne Kager.

According to the BA-CA economists, this moderate scenario is essentially contingent on a stable trend in the financial markets. Should the difficulties in the US economy adversely affect the financial market to a significant extent, then a considerably stronger impact would have to be expected for Europe and also Austria. The biggest risk, BA-CA believes, stems from the exchange rate. "If the dollar falls sharply to around 1.50 for example, tangible negative effects for Austria could no longer be ruled out, in this case of more than half a percentage point," comments Stefan Bruckbauer. However, the BA-CA analysts do not expect the US dollar to fall to 1.50. If the dollar remains on average for the year at just over the 1.30 mark, as BA-CA currently anticipates, the negative impact will be limited to 0.2 percentage points. In an extreme scenario, with a slide in the U.S. dollar to 1.75, the negative effect on growth would increase to as much as 1.2 percentage points. Coupled with the negative repercussions for the global economy, a recession in Austria would indeed be conceivable. However, the economists at BA-CA currently consider this scenario to be unlikely.

Charts

Enquiries: Bank Austria Creditanstalt Economics and Market Analysis
Stefan Bruckbauer, Tel. +43 (0)5 05 05 41951
e-mail: stefan.bruckbauer@ba-ca.com

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